 As filed with the Securities and Exchange Commission on February 14, 2002


                                                 Registration No. 333-72300

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                       PRE-EFFECTIVE AMENDMENT NO. 1


                                    TO

                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                  ------------
                            CRESCENT BANKING COMPANY
             (Exact Name of Registrant as Specified in Its Charter)

                   Georgia                                       58-1968323
       (State or Other Jurisdiction of                        (I.R.S. Employer
       Incorporation or Organization)                      Identification Number)

                                251 Highway 515
                             Jasper, Georgia 30143
                           Telephone: (706) 692-2424
                           Facsimile: (706) 692-6820
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                        J. Donald Boggus, Jr., President
                            Crescent Banking Company
                                251 Highway 515
                             Jasper, Georgia 30143
                           Telephone: (706) 692-2424
                           Facsimile: (706) 692-6820
 (Name, Address, Including Zip Code and Telephone Number, Including Area Code,
                             of Agent for Service)

                                  ------------
                                   Copies to:

                            Ralph F. MacDonald, III
                                 Mark C. Kanaly
                               Alston & Bird LLP
                              One Atlantic Center
                           1201 West Peachtree Street
                          Atlanta, Georgia 30309-3424
                           Telephone: (404) 881-7000
                           Facsimile: (404) 881-7777

                                  ------------
   Approximate date of commencement of proposed sale to public: As soon as practicable after the effectiveness of the Registration Statement.
   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]
   If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [_]
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]
   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                  ------------
                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                           Proposed
        Title Of Shares                Maximum Aggregate                   Amount Of
       To Be Registered                Offering Price(1)               Registration Fee
---------------------------------------------------------------------------------------
         Common Stock,
 $1.00 par value per share.....           $7,500,000                       $1,875(2)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------
(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2) Previously paid.


                                  ------------
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said
Section 8(a), may determine.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              SUBJECT TO COMPLETION, DATED FEBRUARY 14, 2002


PROSPECTUS

                            CRESCENT BANKING COMPANY

                             Up to           Shares
                                of Common Stock

  We are offering for sale to the general public up to      shares of our
common stock. This offering will terminate 60 days after the date of this prospectus, although we may extend this offering for one 30 day period in our discretion. No underwriters are involved in this offering. We will sell our common stock solely through the efforts of our directors and officers.


  Our common stock is traded on the Nasdaq SmallCap Market under the symbol "CSNT."


                                   --------

  Investing in our common stock is speculative and involves a high degree of risk. See "Risk Factors" beginning on page 5 of this prospectus.

                                   --------

                                                     Price                Net
                                                       to    Estimated  Proceeds
                                                     Public Expenses(2)  to Us
                                                     ------ ----------- --------
Per Share(1)........................................ $        $          $
  Total............................................. $        $          $

--------------
(1) Per share data assumes that we sell all of the shares of our common stock offered by this prospectus.
(2) Estimated expenses include legal, accounting, printing and postage costs related to this offering. These expenses also include the reimbursement by us of reasonable expenses incurred by our officers and directors who assist us in this offering.


   Our common stock is not a deposit and is not insured by the FDIC or any government agency.
 Neither the Securities and Exchange Commission, the
 FDIC, nor any state securities commission has approved or disapproved our common stock or passed upon the accuracy or adequacy of this prospectus.
 Any representation to the contrary is a criminal offense.

              The date of this prospectus is         , 2002.

                               TABLE OF CONTENTS


Important Information About this Prospectus...............................    i
Notice to New Hampshire Residents.........................................    i
Summary...................................................................    1
Risk Factors..............................................................    5
Special Notice Regarding Forward-Looking Statements.......................   14
Use of Proceeds...........................................................   15
Market Information and Dividends..........................................   16
Capitalization............................................................   18
Information About this Offering...........................................   19
Our Company...............................................................   20
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   26
Transactions with Related Parties.........................................   54
Supervision and Regulation................................................   54
Shares Eligible for Future Sale...........................................   64
Description of Our Capital Stock..........................................   65
Legal Matters.............................................................   67
Experts...................................................................   67
Indemnification...........................................................   68
This Prospectus Incorporates Information by Reference to Other Documents..   69
Where You Can Find More Information.......................................   69
Index to Consolidated Financial Statements................................  F-1


                  IMPORTANT INFORMATION ABOUT THIS PROSPECTUS

   You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations, and prospectus may have changed since that date.


                       NOTICE TO NEW HAMPSHIRE RESIDENTS

   NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES ANNOTATED, 1955, AS AMENDED (THE "RSA"), WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE NEW HAMPSHIRE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING, NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

                                    SUMMARY

   The following is a brief summary of selected contents of this prospectus. It does not contain all the information that may be important to you. We urge you to read this entire prospectus, as well as the information that we incorporate by reference into this prospectus, before making an investment decision. You should also carefully consider the information set forth under "Risk Factors."

                                    General

   Our company is made up of the following three entities:

  . Crescent Banking Company, or "Crescent," the parent holding company of Crescent Bank and CMS;


  . Crescent Bank & Trust Company, or "Crescent Bank," a community-focused commercial bank with substantial mortgage banking operations; and


  . Crescent Mortgage Services, Inc., or "CMS," a mortgage banking company.


   We conduct nearly all of our business through Crescent Bank and CMS. As of September 30, 2001, we had total consolidated assets of approximately $324.1 million, total deposits of approximately $202.3 million, total consolidated liabilities, including deposits, of $303.4 million and consolidated shareholders' equity of approximately $20.7 million.


                                    Crescent

   Crescent is a Georgia corporation that is registered as a bank holding company with the Federal Reserve System under the Federal Bank Holding Company Act of 1956 and with the Georgia Department of Banking and Finance under the Financial Institutions Code of Georgia. Crescent was incorporated on November 19, 1991 to become the parent holding company of Crescent Bank. Crescent also owns CMS.

                        Our Commercial Banking Business

   We conduct our traditional commercial banking business through Crescent Bank, a Georgia banking corporation founded in August 1989. Crescent Bank began wholesale mortgage banking operations in February 1993. Through Crescent Bank, we offer a broad range of banking and financial services in the areas surrounding Jasper, Georgia, and in Bartow, Cherokee, Forsyth, Dawson and Gilmer Counties, Georgia. We offer wholesale mortgage banking services to correspondents located in the Atlanta, Georgia metropolitan area and throughout the Southeast United States.

   Our commercial banking operations are primarily retail-oriented and target individuals and small- to medium-sized businesses located within Crescent Bank's market area. Crescent Bank's principal activities consist of the taking of demand and time deposits and the making of secured and unsecured consumer and commercial loans. At September 30, 2001, we had $111.2 million of total commercial loans and $202.3 million of total deposits. For the nine month period ended September 30, 2001, we had $11.6 million of total revenues from our commercial banking business.


   Crescent Bank is a member of the FDIC with its deposits insured by the FDIC's Bank Insurance Fund. Crescent Bank is also a member of the Federal Home Loan Bank of Atlanta.

                         Our Mortgage Banking Business

   We originate, sell and service mortgage loans through CMS and Crescent Bank's mortgage division. We incorporated CMS in October 1994 to service mortgage loans. CMS is an approved servicer of mortgage loans sold to Freddie Mac, Fannie Mae and private investors. CMS offers wholesale mortgage banking services in the Southeast, Northeast and Midwest regions of the United States and provides servicing for residential mortgage loans. CMS has wholesale mortgage banking offices located in Atlanta, Georgia, Manchester, New Hampshire, Chicago, Illinois, and Columbia, Maryland.

   Crescent Bank and CMS acquire mortgage loans primarily from small retail-oriented originators. We "warehouse" nearly all of the mortgage loans that we originate in the secondary market for 10 to 30 days before selling them to Freddie Mac, Fannie Mae and private investors. In some cases, we retain the servicing rights on these loans and receive servicing fees. We fund our purchases of mortgage loans through loan sales, warehouse lines of credit with UBS PaineWebber

Inc., the Federal Home Loan Bank of Atlanta and Colonial Bank, and funds generated by Crescent Bank.

   Both our mortgage banking business and our company as a whole are extremely sensitive to changes in interest rates. When interest rates are low, our mortgage banking business tends to be stronger as real estate purchases and refinancings increase, while our commercial banking business tends to be weaker as the interest rate spread between the rate we pay on our deposits and the rate we charge on our loans decreases. When interest rates are high, the opposite is true. For example, during the first nine months of 2000, interest rates were relatively high as a result of three increases in interest rates during 1999. During that period, we had pretax commercial banking income of approximately $960,000 and pretax mortgage banking loss of approximately $10,000. During the first nine months of 2001, interest rates were relatively low as a result of several decreases in interest rates, resulting in pretax commercial banking income of approximately $939,000 and pretax mortgage banking income of approximately $6.6 million for that period.






                    Our Recent Trust Preferred Offering


   On November 9, 2001, we completed an offering of $3.5 million of trust preferred securities. In that offering:


  (1) we organized a trust called "Crescent Capital Trust I" and issued and sold to the trust $3.6 million of our unsecured junior subordinated debentures; and


  (2) the trust issued and sold $3.5 million of its preferred capital securities to outside investors, and $105,000 of its common securities to us, using the proceeds from these sales to purchase the debentures from us.


The Bankers Bank served as placement agent to assist us in the offering and sale of the capital securities on a best efforts basis. See "Trust Preferred Offering."


                 Our Line of Credit with The Bankers Bank


   Prior to our trust preferred offering, we had approximately $3.6 million outstanding under a $4.5 million line of credit with The Bankers Bank. We used the net proceeds from our trust preferred offering to repay $1.0 million under this line of credit, and we amended this line of credit to:


  (1) reduce the total amount available to us under the line of credit from $4.5 million to $2.6 million; and


  (2) ease the financial and other covenants to provide us with greater flexibility.


The Bankers Bank previously agreed to make these amendments as a condition to our hiring them as placement agent under our trust preferred offering


                        Our Principal Executive Offices

   Our principal executive offices, including the principal executive offices of Crescent Bank, are located at 251 Highway 515, Jasper, Georgia 30143, and our telephone number is (706) 692-2424. CMS' principal executive offices are located at 115 Perimeter Center, Suite 225, Atlanta, Georgia 30346, and its telephone number is (770) 392-1611.

   Our internet website is located at www.crescentbank.com. We are not incorporating the information on our website into this prospectus, and our website and the information appearing on our website are not included in and are not a part of this prospectus.

                        Information About this Offering

   The following information:

  . is based on the number of shares of our common stock outstanding as of September 30, 2001;


  . assumes that we offer and sell 575,000 shares of our common stock at a price of $13.00 per share, based upon an estimated price range as of the date of this prospectus of $12.00 to $14.00 per share;

  . assumes that we are able to sell all of the shares of our common stock offered by this prospectus; and

  . excludes 498,000 shares reserved for issuance under our stock option plans, of which 86,600 shares were issuable upon the exercise of options outstanding as of September 30, 2001 at a weighted average exercise price of $9.68 per share.




 Purpose of this Offering


   We are making this offering to increase our ratio of capital to average assets, in satisfaction of bank regulatory requirements that apply to us, and to repay amounts outstanding under our line of credit with The Bankers Bank.




 Our Use of the Proceeds from this Offering


   We expect our estimated net proceeds from this offering, after deducting estimated offering expenses of approximately $110,000, to be approximately $7.4 million. Of these net proceeds, we will:


  (1) retain approximately $3.0 million as capital to improve our ratio of capital to average assets for regulatory purposes;


  (2) use approximately $2.6 million to repay indebtedness outstanding under our line of credit with The Bankers Bank; and


  (3) use the remaining approximately $1.8 million for working capital, future growth, potential acquisitions and general corporate purposes.


 Our Plan of Distribution


   No underwriters are involved in this offering. Our directors and officers will assist us in offering and selling our common stock. Our directors and officers will not receive any commissions for these activities, but we will reimburse their reasonable expenses. See "Information About this Offering."


 How to Purchase Shares


   This offering will terminate 60 days after the date of this prospectus, although we may extend the offering for one 30 day period. If you would like to purchase shares in this offering, then prior to the termination date you must complete the subscription agreement that accompanies this prospectus and deliver it to us together with a check to cover the purchase price of your shares.


 Our Common Stock


   Prior to this offering, we had 1,840,248 shares of our common stock outstanding. Assuming that we sell all of the 575,000 shares of our common stock offered by this prospectus, we will have 2,415,248 shares of our common stock outstanding after this offering. Our common stock is traded on the Nasdaq SmallCap Market under the symbol "CSNT."

                             SUMMARY FINANCIAL DATA

   The following table shows our summary financial data, which you should read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and accompanying notes and other financial data in this prospectus or otherwise incorporated in this prospectus.


                                                                                 For the Nine  Months
                                 For the Year Ended December 31,                  Ended September 30,
                           ---------------------------------------------------   -----------------------
                            1996       1997       1998       1999       2000        2000         2001
                           -------   --------   --------   --------   --------   ----------   ----------
                                         (in thousands, except per share data)
Earnings
Interest income..........  $ 4,020   $  5,641   $  8,317   $ 10,583   $ 13,903   $    9,610   $   15,037
Interest expense.........    2,162      3,253      6,079      8,277      8,959        6,145       10,536
Net interest income......    1,858      2,388      2,238      2,306      4,944        3,465        4,501
Provision for loan
 losses..................       --        191        153        190        500          390          335
Net interest income after
 provision for loan
 losses..................    1,858      2,197      2,085      2,116      4,444        3,075        4,166
Other operating income...    4,009      6,204     15,223     14,580      8,991        6,171       15,762
Other operating
 expenses................    4,891      6,481     12,481     14,683     11,917        8,611       12,921
Income before income
 taxes and cumulative
 effect of a change in
 accounting principle....      976      1,920      4,827      2,013      1,518          635        7,007
Applicable income taxes..      393        766      1,740        720        474          225        2,663
Income before cumulative
 effect of a change in
 accounting principle....      583      1,154      3,087      1,293      1,044          410        4,344
Cumulative effect of a
 change in accounting
 principle...............      --         --         --         --         --           --           (70)
Net income...............      583      1,154      3,087      1,293      1,044          410        4,344
Segment pretax income
Commercial Banking.......      266        464        671        822      1,333          959          938
Mortgage Banking.........      798      1,643      4,640      1,599        370          (11)       6,430
Per Share Data
Net income--basic
 earnings................  $  0.42   $   0.82   $   1.85   $   0.76   $   0.59   $     0.23   $     2.34
Net income--diluted
 earnings................     0.41       0.80       1.80       0.71       0.57         0.22         2.29
Period-end book value....     5.47       6.23       8.34       8.47       8.71         8.68        11.26
Cash dividends...........    0.025      0.125      0.165       0.23       0.30        0.228        0.233
Weighted average number
 of shares outstanding...    1,404      1,406      1,666      1,712      1,774        1,771        1,825
Selected Average Balances
Total Assets.............   62,454   $ 88,959   $143,103   $187,560   $199,149   $  186,787   $  334,408
Loans net................   26,048     32,520     38,150     46,791     75,229       70,630       99,606
Total Deposits...........   47,085     60,827     84,393    103,974    125,585      116,783      176,209
Shareholders' equity.....    7,370      8,159     11,928     14,838     15,304       14,867       18,258
Selected Period-End
 Balances
Total Assets.............  $74,652   $104,546   $199,244   $175,753   $242,089   $  209,617   $  324,079
Loans, net...............   28,165     36,136     40,629     53,213     91,561       87,851      109,670
Allowance for loan
 losses..................      336        515        699        865      1,351        1,181        1,525
Mortgage loans held for
 sale....................   32,997     49,399    128,410     87,284    108,848       77,457      143,241
Total deposits...........   55,746     75,681    100,602    110,307    162,168      134,576      202,343
Other borrowings.........    7,397     14,308     74,756     45,677     54,947       45,962       82,902
Shareholders' equity.....    7,674      9,010     14,338     14,861     15,801       15,149       20,715
Financial ratios:
 Return on average
  assets.................     0.93%      1.30%      2.16%      0.69%      0.52%        0.29%        1.68%
 Return on average
  equity.................     7.91%     14.14%     25.88%      8.71%      6.82%        3.68%       31.72%
 Average earnings assets
  to average total
  assets.................    84.04%     87.13%     92.00%     88.39%     87.16%       86.33%       91.74%
 Average loans to average
  deposits...............    55.32%     53.46%     45.21%     45.00%     59.90%       60.48%       56.53%
 Average equity to
  average total assets...    11.80%      9.17%      8.34%      7.91%      7.68%        7.96%        5.30%
 Net interest margin.....     3.54%      3.08%      1.70%      1.39%      2.85%        3.55%        2.74%
 Net charge offs to
  average loans..........     0.89%      0.03%      0.08%      0.05%      0.08%        0.08%        0.10%

                               RISK FACTORS


   You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones that may be important to you. Our business, financial condition and results of operations could be harmed by any of these risks. The value or market price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.


Risks Related to Our Commercial Banking Business


 Crescent Bank's Business May Be Harmed By Inflation, Price Increases and Changes in Interest Rates


   Inflation generally increases the cost of funds and operating overhead, as well as the yield on loans and assets with variable interest rates. Unlike most industrial companies, virtually all of Crescent Bank's assets and liabilities are monetary in nature. As a result, inflation and changes in interest rates generally have a more significant effect on the performance of Crescent Bank than on other companies. Although interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services, increases in inflation may be accompanied by increases in interest rates. In addition, inflation increases Crescent Bank's cost of goods and services purchased, the cost of salaries and benefits, occupancy expense, and similar items. Inflation and related increases in interest rates generally decrease the market value of our investments, mortgages and mortgage servicing rights and loans held, and may harm Crescent Bank's liquidity, earnings, and shareholders' equity. In addition, decreases in interest rates tend to weaken our commercial banking operations as the interest rate spread between the rate we must pay on our deposits and the rate that we are able to receive on our commercial lending decreases.


 A Downturn in the Local Economies in Crescent Bank's Market Areas Could Adversely Affect Crescent Bank's Business


   Crescent Bank is a community bank operating in the market area comprised of Jasper, Georgia and the nearby areas of Bartow, Cherokee, Forsyth, Dawson and Gilmer Counties, Georgia. These markets are near the northern outer perimeter of the Atlanta metropolitan area and may be impacted by changes in the Atlanta economy. Crescent Bank's financial condition and performance are affected by the general economic conditions in its market area as Crescent Bank's customers are not significantly concentrated in any one industry, and Crescent Bank's ability to diversify and manage economic risks is therefore limited by the performance of these local economies. A significant downturn in the industries of these local economies or the Atlanta economy could negatively affect Crescent Bank's loan demand as well as the value of the collateral that secures these loans. Crescent Bank's market area is primarily retail-oriented and its operations are dependent upon local individuals and small- to medium-sized businesses. As a result, Crescent Bank may face greater lending and credit risks than financial institutions lending to larger, better-capitalized businesses with longer operating histories.


 Crescent Bank Faces Credit Quality Risks and Its Credit Policies May Not Be Sufficient to Avoid Losses


   A significant source of risk for Crescent Bank arises from the possibility that losses will result because our borrowers, guarantors and related parties fail to repay their loans to us. Although Crescent Bank maintains credit policies and underwriting and credit monitoring procedures to minimize our risk of loss, these policies and procedures may not prevent unexpected losses that could harm Crescent Bank's and our consolidated results of operations. If Crescent Bank's customers fail to repay their loans, Crescent Bank's business would suffer.


 Crescent Bank's Loan Evaluation Process and Allowance for Loan Losses May Not Be Sufficient to Prevent Losses


   Crescent Bank manages its credit exposure through review and monitoring of loan applicants and loan concentrations in particular industries, and through loan approval and review procedures. Crescent Bank has established an evaluation process designed to determine the adequacy of the allowance for loan losses. While this evaluation process uses historical and other objective information, the classification of loans and the establishment of loan losses is an estimate based upon our experience, judgment, and expectations regarding Crescent Bank's borrowers, the economies in which Crescent Bank and its borrowers operate, as well as the judgments of its regulators. If Crescent Bank's loan evaluation process fails to reduce losses to an acceptable level, or if Crescent Bank's loan loss reserves are insufficient to absorb future loan losses, Crescent Bank's business, profitability and financial condition will suffer.


Risks Related to Our Mortgage Banking Business


 An Increase in Interest Rates Could Harm Our Ability to Originate and Purchase Mortgage Loans and a Decline in Interest Rates Could Reduce the Value of Our Mortgage Servicing Rights


   As interest rates increase, our mortgage originations and refinancings tend to decrease. Inflation, which generally causes interest rates to increase, would therefore likely reduce our earnings from these mortgage activities as well as from our sale of residential mortgage loans in the secondary market. A substantial and sustained increase in, or high level of, interest rates could harm our ability to originate and purchase mortgage loans and could decrease loan origination volume and the value of these loans in the secondary market. A significant decline in interest rates could increase the level of prepayments on our mortgage loans and we could be forced to write down the value of our mortgage servicing rights, which would harm our business.


   For example, recent changes in interest rates and our company as a whole have strongly affected our mortgage banking business. During the first nine months of 2000, following three increases in interest rates that took place in 1999, interest rates were relatively high. As a result, we experienced a pretax mortgage banking loss of approximately $10,000 and total pretax income of approximately $635,000 during that period. Conversely, during the first nine months of 2001, interest rates were relatively low as the result of several decreases in interest rates, resulting in pretax mortgage banking income of approximately $6.6 million and total pretax income of approximately $7.2 million for that period.


 We May be Unable to Effectively Hedge Against Interest Rates, Which Would Harm Our Mortgage Banking Business


   We attempt to reduce potential interest rate risks on mortgage loans that we originate through our various "hedging" techniques, including forward contracts to sell our loans in the secondary market and options to deliver a mortgage-backed security to the secondary market. Our management determines the nature and quantity of hedging transactions based on various factors, including market conditions and the expected volume of mortgage loan originations and purchases. We may be unable to effectively hedge against changes in interest rates, which would significantly harm our mortgage banking business, even after accounting for our hedging activities.


 Our Mortgage Banking Business is Not Diversified in Terms of its Geography and Customer Base, and an Extended Economic Slowdown Could Harm Our Mortgage Banking Business


   Although the market area of our mortgage banking business is geographically broader than our commercial banking business and consists of the Southeast, Midwest, Midatlantic and the New England regions of the United States, it is not geographically well diversified. In addition, CMS' operations primarily rely on small- to medium-sized mortgage brokers and mortgage bankers located in these areas. We can give no assurance that the current economic performance of the small- and medium-sized broker and banker customer base in these market areas will be maintained or that increases in interest rates will be sustained, and any significant downturn in the local economies of our mortgage business market areas will likely have a negative affect on loan demand and the value of the collateral that secures these loans, which would harm our mortgage banking business.

   Economic slowdowns or recessions in our market areas may be accompanied by reduced demand for consumer credit and declining real estate values in our market areas, which may in turn result in increased losses in our mortgage banking business in the event of default on our loans. Any sustained period of decreased economic activity and increased delinquencies, foreclosures or losses could harm our growth and the results of our mortgage banking operations. The September 11, 2001 terrorist attacks on New York City and Washington, D.C. and the United States' resulting war on terrorism have created uncertainty and reduced the confidence of our consumers. We cannot predict the effect, extent or duration of these events upon the industries in local markets, our customers and our business. The reductions in interest rates by the Federal Reserve since September 11, 2001 have had a positive effect on our mortgage refinancing business to date, but interest rates could increase at any time, which would harm our mortgage banking business.


 Our Business Would Suffer if We Are Unable to Sell the Mortgage Loans that We Originate


   We sell nearly all of the mortgage loans that we originate. Our ability to sell mortgage loans depends on the availability of an active secondary market for residential mortgage loans, which, in turn, depends on the continuation of programs that are currently offered by Fannie Mae, Freddie Mac and other institutional and non-institutional investors upon which we rely. These entities account for a substantial portion of the secondary market in residential mortgage loans. Some of the largest participants in the secondary market, like Freddie Mac and Fannie Mae, are government-sponsored enterprises whose activities are governed by federal law. Any future changes in laws or regulations, including changes in required capital levels, that limit the activity of these government-sponsored enterprises could harm our mortgage business as it would disrupt prevailing spreads in the market for mortgage loans and mortgage servicing rights.


   Our ability to sell mortgage loans also depends on our ability to remain eligible for the programs offered by Fannie Mae, Freddie Mac and other institutional and non-institutional investors. The criteria for mortgage loans to be accepted under these programs may be changed by the sponsoring entity, and if we lose our eligibility for any reason, or if our eligibility is impaired, then our business would be harmed. Our profitability from participating in any of these programs may vary depending on a number of factors, including our administrative costs of originating and purchasing qualifying mortgage loans. Any decline in our profitability from participating in these programs would harm our mortgage banking business.


 We May Suffer Losses from Defaulted Mortgage Loans, Even If We Have Already Sold Them


   We are at risk for mortgage loan defaults from the time we fund a loan until the time that loan is sold or securitized into a mortgage-backed security, which is generally 10 to 30 days after funding. When we sell a loan, we typically make representations and warranties to the purchasers and insurers that we have properly originated and serviced the loans under state laws, investor guidelines and program eligibility standards. We rely on our underwriting department to ensure compliance with individual investor standards prior to the sale of loans, and we rely on our quality control department to randomly test loans that we have sold. Purchasers of our loans typically conduct their own review of the loans, and we may be liable for unpaid principal and interest on defaulted loans if we have breached our representations and warranties. In some instances, we may even be required to repurchase the loan. Any liability from breaches of our representations and warranties, including mandatory repurchases or loans, would harm our mortgage banking business.


   We are subject to liabilities and risks if we breach our representations and warranties related to mortgage loans that we sell to Fannie Mae, Freddie Mac or private parties. We may suffer losses as a servicer of loans if the proceeds from a foreclosure sale of the property underlying a defaulted loan are less than the loan's outstanding principal balance and the costs of foreclosing on the related property.


   We are also affected by loan defaults and deficiencies on mortgage loans that we service. Under our servicing contracts, the servicer must advance all or part of the scheduled payments to the owner of the loan, even when the loan payments are delinquent. To protect their liens on mortgaged properties, owners of loans usually require the servicer to advance the cost of mortgage and hazard insurance and tax payments on schedule, even if sufficient escrow account funds are unavailable. The servicer will be reimbursed by the mortgage owner or from liquidation proceeds for payments advanced that the servicer is unable to recover from the mortgagor, although the timing of that reimbursement is typically uncertain. In the interim, the servicer must absorb the cost of funds advanced. The servicer must also bear the costs of attempting to collect on defaulted and delinquent loans. We do not collect servicing income from the time a loan becomes delinquent until foreclosure, at which time the amounts due to us may or may not be recovered. If we are unable to recover amounts due to us, our mortgage banking business would suffer.


 We May Be Unable to Maintain Stable Financing Sources to Fund the Origination and Holding of Our Mortgage Loans, Which Would Harm Our Operations


   Our mortgage banking operations, carried out through CMS and Crescent Bank's mortgage division, depend upon warehouse lines of credit from UBS PaineWebber Inc., the Federal Home Loan Bank of Atlanta and Colonial Bank, and other financing sources, to fund the origination and holding of mortgage loans pending resale and securitization. We cannot give any assurance that these financing sources will continue to be available to us or that they will be available to us on favorable terms. If these warehouse lines of credit are reduced or eliminated and we are not able to replace them on a cost-effective basis, then we would be forced to reduce or cease our mortgage origination business, which would harm our operations and financial condition.


 We Rely on Third Parties to Originate Loans and Any Loss of A Third Party Loan Originator That We Use Could Adversely Impact Our Mortgage Business


   We depend on independent mortgage brokers, financial institutions and mortgage bankers to originate and purchase mortgage loans. Our ability to increase the number of loans that we originate depends on maintaining and expanding our relationships with these third parties. Our competition also seek to establish relationships with the same third parties, none of whom is contractually obligated to continue to do business with us. If we are unable for any reason to rely on these third parties, we may be unable to replace them, or may be required to replace them on less favorable terms. As a result, our mortgage origination, and our mortgage business as a whole, would suffer. In addition, our business may be harmed by pricing competition for customers from and among these third parties and other third party mortgage originators and purchasers of mortgage loans.


 Our Mortgage Business Could Be Harmed if Our Third Party Loan Servicers Perform Their Services Inadequately


   We currently contract for the servicing of some of the mortgage loans that we originate or purchase. Many of our borrowers require notices and reminders to keep their loans current and to prevent delinquencies and foreclosures. If any of the third party servicers of our loans provide inadequate or untimely service, including failure to provide notices and other information to borrowers on a timely basis, then the delinquency or foreclosure rate of our loans may increase, which would harm our mortgage banking business.


 The Mortgage Banking Business is Seasonal and Our Operating Results Will Suffer if Our Mortgage Banking Business Volume During Peak Periods Is Less than Expected


   The mortgage banking industry is generally subject to seasonal variations. These variations reflect the national pattern of sales and resales of homes in our markets, although refinancings tend to be less seasonal and more closely related to changes in interest rates. Sales and resales of homes in our markets typically peak during the spring and summer seasons and decline to lower levels from mid-November through February. In addition, delinquency rates typically rise in the winter months, which results in higher servicing costs in our mortgage banking operations. The magnitude of seasonal variations is beyond our control and could adversely impact our business, especially if we are unable to take advantage of increased mortgage volume during peak periods, or if peak periods do not produce anticipated mortgage volume.

Risks Related to Our Business Generally


 Our Commercial Banking and Mortgage Banking Businesses React Differently to Economic Conditions, which Causes Us to Have Lower Total Revenues During a Particular Time Period than Our Competitors Who Operate Only One of These Businesses


   In an environment of low interest rates, such as the current environment, the revenues from our mortgage banking business generally increase as lower interest rates often encourage our customers to purchase a new home or refinance an existing one. Conversely, our commercial banking business, and the interest rate spread between the interest rates we must pay to attract deposits and the interest rates we are able to charge on our loans, may be harmed by declines in, or low levels of, interest rates.


   In an environment of high interest rates, the revenues from our commercial banking business will often increase as interest rate spreads widen, while the revenues from our mortgage banking business will tend to decrease. The net effect of this inverse relationship is that our aggregate revenues during one of these periods is likely not to be as high as one of our competitors who only operate solely in the commercial banking sector or solely in the mortgage banking sector.


 We Face Strong Competition, Which Could Limit Our Market Share and
 Profitability


   The commercial and mortgage banking businesses are highly competitive and fragmented. Crescent Bank and CMS compete with a variety of financial institutions, many of which have much greater resources and lending limits, more diversified markets and larger branch networks, and are able to offer similar and additional services more efficiently than we can. We compete with these institutions both in attracting deposits and in making loans. We generally have to attract our customer base from other existing financial institutions and from new residents in our market areas. Many of our competitors are well-established and much larger financial institutions, and we may face a competitive disadvantage as a result of our smaller size and lack of geographic diversification. If we are unable to effectively complete with other financial institutions, we will be unable to grow our business or increase our profitability.


 Changes in State and Federal Regulations Could Adversely Impact Our Business


   Our success depends not only on competitive and market factors but also on state and federal regulations with which we are required to comply as a financial institution and mortgage bank. We operate in a highly regulated environment and are subject to supervision by several governmental regulatory agencies, including the Federal Reserve, the FDIC and the Georgia Department. Regulation of the financial institutions industry has undergone extensive changes in recent years and continues to change. We cannot predict the impact of these changes, and the regulations now affecting us may be modified at any time. We can give no assurance that new legislation or regulations will not harm our business or decrease the profitability of our business.


 We Have Financed Our Recent Growth and Operations Primarily Through Debt, Rather than Sales of Our Equity Securities, and Any Default Under Our Loans or Negative Changes in Our Financial Condition Could Harm Our Operations


   In recent periods, our ratio of equity to total assets has decreased as we have generally financed our growth and operations through debt rather than sales of our equity securities. Although we are not currently in default under any of our loans, our loan agreements contain financial covenants, including financial ratios, that we must satisfy. If we violate any of these covenants, then the amounts outstanding under these loans would become immediately due, which would significantly harm our business. In addition, because we could no longer rely upon these loans as a source of funds, our ability to grow and to conduct our operations would be harmed.


   If we experience a negative change in our business, whether as a result of changes in interest rates, the local economies in which we operate, or otherwise, then we may be unable to repay our loans as they come due. If we fail to repay our loans as they come due, then amounts outstanding under the loans would become immediately due, which would significantly harm our business and our ability to finance our operations and growth.

 A Loss of Any of Our Key Executive Officers Could Harm Our Business


   Our success depends, and is expected to continue to depend, on our executive officers. In particular, we rely on J. Donald Boggus, Jr., the President and Chief Executive Officer of each of Crescent and Crescent Bank, and Robert C. KenKnight, President of CMS and Executive Vice President of Crescent Bank's mortgage division. Our growth will continue to place significant demands on our management, and the loss of either of these persons' services could harm our future operations. If we lose the services of either of these persons, we likely would have a difficult time finding suitable replacements and carrying out our present business plan.


 We May Acquire Other Companies and Our Business Operations May Suffer if We Do Not Successfully Implement and Integrate Our Acquisitions


   We may engage in acquisitions or strategic mergers in the future, although we have no present arrangements or commitments for any acquisition or merger. Acquisitions involve a number of risks to us, including:


  . the time we spend in identifying and evaluating potential acquisitions;


  . our ability to finance the acquisition and associated costs, including possible dilution to our existing shareholders;


  . the diversion of our management's attention to the integration of the assets, operations of personnel of the acquired businesses;


  . our entry into new markets where we lack experience;


  . the introduction of new products and services into our business;


  . possible adverse short-term effects on our results of operations;


  . possible amortization of goodwill associated with an acquisition; and


  . the risk of loss of key employees of the acquired business.


   We may issue equity securities and other forms of common stock-based consideration in connection with future acquisitions, which could cause ownership and economic dilution to our current shareholders and to investors purchasing common stock in this offering. There can be no assurance that, following any future mergers or acquisition, our integration efforts will be successful or that our company, after giving effect to the acquisition, will be profitable.


 Some of the Provisions of Our Articles of Incorporation, Our Bylaws and Georgia Law May Make A Takeover of Us More Difficult, Which Could Harm the Market Price of Our Common Stock or Deprive You of a Possible Premium Over the Market Price


   Our articles of incorporation and bylaws, and the Georgia Business Corporation Code, contain provisions that could have the effect of discouraging a third party from acquiring control of us without the approval of our board of directors. These provisions may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our shareholders' receiving a premium over the market price for their common stock. Among other things, these provisions:


  . authorize us to issue preferred stock, the terms of which may be determined at the sole discretion of our board of directors and may harm the voting or economic rights of the holders of our common stock;


  . provide for a classified board of directors of four classes, with each of the three largest classes serving staggered three year terms, so that no more than approximately one-third of our board of directors could be replaced at any annual meeting;


  . restrict the persons eligible to call a special meeting of shareholders;

  . provide that directors may be removed only for cause by the holders of two-thirds of our outstanding common stock; and


  . require that any business combination be approved by the holders of two-thirds of our outstanding common stock.


As a result of these provisions, our company is difficult to acquire, which may negatively affect the price of our common stock and restrict the ability of our shareholders to receive a premium payment in the event of our takeover.


 The Voting Power of Our Directors and Officers Could Prevent a Change in Control of Our Company or Result in Management Decisions with Which You Do Not Agree


   As of December 31, 2001, our directors and officers beneficially owned approximately 588,097 shares of our common stock, representing approximately 31.22% of our total outstanding common stock. Our directors and officers are expected to purchase their pro rata number of shares in this offering, and may purchase additional shares that are not purchased by other investors. As a result of this director and officer ownership, other shareholders, individually or as a group, may be unable to effectively exercise control over the election of our directors and the supervision of the management or our business. As a result, our company may be difficult for a third party to acquire, and our management may operate our company in a manner with which you do not agree.


 Our Ability to Pay Dividends Is Limited and We May Be Unable to, or Choose Not to, Pay Dividends


   Our primary source of funds for the payment of principal of, and interest on, our indebtedness, distributions on our trust preferred securities, and other obligations, as well as for the payment of dividends on our common stock, comes from dividends paid to us by Crescent Bank and CMS. As a result, our success and our ability to pay dividends depends upon the earnings and capital position of Crescent Bank and CMS. We presently anticipate retaining most of our earnings to support our future growth, rather than using our earnings to pay dividends to our shareholders. As a result, we may not pay dividends on our common stock in future periods.


   Our ability to pay dividends is also limited by regulatory restrictions and the need to maintain sufficient consolidated capital and sufficient capital at each of our subsidiaries. In addition, Crescent Bank's ability to pay dividends to us is limited by its obligation to maintain sufficient capital and by other general restrictions on its dividends that are applicable to Georgia banks and banks that are regulated by the FDIC. If we do not satisfy these regulatory requirements, we will be unable to pay dividends on our common stock.


 Our Shareholders Do Not Have Preemptive Rights and May Experience Dilution if We Issue More Common Stock in the Future


   Holders of our common stock do not have any preemptive rights to purchase additional shares of our common stock in this or any future offering. Therefore, holders of our common stock may not be able to maintain their current percentage equity interest if we decide to issue more common stock at any time.


 The Terrorist Attacks of September 11, 2001, and the United States' Response to Those Attacks, May Affect Our Business


   The terrorist attacks of September 11, 2001, and the United States' subsequent response to these events, have created an economic slowdown that may adversely affect both our commercial banking and mortgage banking businesses and have caused a decrease in our production of mortgage and other loan production.


   As a result of these attacks, the United States has declared "war" on terrorism and National Guard and reserve forces have been called up for domestic and international service. Under the Soldiers' and Sailors' Civil Relief Act of 1940, a borrower who enters military service is afforded various types of relief under their loans and other obligations, including a maximum annual interest rate of 6% during the period of the borrower's active duty. The Relief Act applies to members of the Army, Navy, Air Force, Marines, National Guard, Reserves, Coast Guard and officers of the U.S. Public Health Service assigned to active duty. Because the Relief Act applies to individuals who enter active military service after they have entered into their loans, we cannot predict the effect that the Relief Act will have on our mortgage and commercial loans. Under the Relief Act, we may be unable to collect the full amount of interest otherwise due on affected loans for an indefinite period. Further, we may be unable to foreclose on these loans during, and in some cases after, the borrower's period of active duty. If we are unable to collect the full amount of interest due to us, or if we are unable to foreclose on any of our loans, our business would suffer.


Risks Related to this Offering


 The Price At Which We are Offering Our Common Stock May Differ From the Actual Market Price


   The market price of our common stock could fluctuate substantially based on a variety of factors, including, but not limited to, the following:


  . future announcements concerning us, our competitors, the institutions with whom we have relationships or the financial services industry generally;


  . changes in government regulations;


  . overall volatility of the stock market and the economy generally;


  . changes in our earnings estimates developed by analysts; and


  . changes in our operating results from quarter to quarter.


   Stock prices for many companies fluctuate widely for reasons that may be unrelated to their operating results. These fluctuations, coupled with changes in our results of operations and general economic, political and market conditions, may harm the market price of our common stock.


   In addition, the market price of our common stock may change during this offering, as well as during the periods before and after this offering. As a result, you may purchase shares of our common stock in this offering at a price that is higher or lower than the prevailing market price of our common stock at the time of your purchase or decision to purchase. Neither the offering price nor the market price of our common stock may fairly reflect the actual value of our common stock. The market price of our common stock may change in ways that are unrelated to our business and operating results. We can give no assurance that the market price of our common stock will not vary during and after this offering, and you may be unable to sell your shares at a desirable price or a price that is reflective of their value.


 Our Common Stock is Traded in Small Volumes, Limiting Your Ability to Sell Your Shares at a Desirable Price, If at All


   Our common stock has been listed for quotation on the Nasdaq SmallCap Market since January 1999. Since its listing, the trading volume of our common stock has been very low, and there are many trading days during which there are no trades in our common stock. The average daily trading volume of our shares for the twelve months ended December 31, 2001 was approximately 961 shares. During those twelve months, there were 128 days, or 51% of the total trading days, where no trades took place at all. Even if the trading volume of our common stock increases, we can give no assurance that it will be maintained or will result in a desirable stock price.


   As a result of this low trading volume, it may be difficult to identify buyers to whom you can sell your shares of our common stock and you may be unable to sell your shares at an established market price, at a price that is favorable to you, or at all. A low volume market also limits your ability to sell large blocks of our common stock at a desirable or stable price at any one time. You should be prepared to own our common stock indefinitely.

 If You Are an Existing Shareholder, Your Current Percentage Ownership May Be Diluted by This Offering if You Do Not Purchase Any Shares


   If you are a current holder of our common stock, you will suffer dilution in your percentage ownership of our common stock to the extent that you do not purchase shares in an amount that would allow you to maintain your existing percentage ownership of our common stock. For example, as a current shareholder, you could experience up to a 24% dilution in your equity interest if you decide not to purchase any shares in this offering.


 Sales of Substantial Amounts of Our Common Stock in the Public Market Could Harm the Market Price of Our Stock


   We cannot predict the effect, if any, that future sales of our common stock in the public market, or the availability of shares of common stock for sale in the market, will have on the market price of our common stock. We, therefore, can give no assurance that sales of substantial amounts of common stock in the public market, or the potential for large amounts of sales in the market, would not cause the price of our common stock to decline or impair our future ability to raise capital through sales of our common stock.


 We May Not Be Able to Sell All of the Shares in this Offering


   We are offering the shares in this offering directly to potential investors, and we will not be assisted by any underwriters. We have not established a minimum number of shares to be sold, and, as a result, we may complete this offering even if only a small number of shares are sold. We give no assurance that any particular number of shares will be sold. If all of the shares offered are not sold in the offering, then we will receive less proceeds from this offering, which may harm our future growth, financial flexibility and our ability to complete any future acquisitions or other transactions.


 Our Management Will Have Broad Discretion to Spend a Large Portion of the Net Proceeds of This Offering and May Do So in Ways with Which You Do Not Agree


   We estimate the net proceeds to us from this offering to be approximately $7.4 million, after deducting offering expenses. We have not determined specific uses for a large portion of these net proceeds, although we presently intend to use these proceeds for working capital and general corporate purposes, including future growth and potential mergers and acquisitions. Our board of directors and management may apply these proceeds to uses that you may not consider desirable. The failure of management to apply these funds effectively could harm our business.

              SPECIAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

   Some of the statements made under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere throughout this prospectus are forward-looking statements for purposes of the Securities Act of 1933 and the Securities Exchange Act of 1934. Forward-looking statements relate to future events or our future financial performance and may involve known or unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements. Forward-looking statements include statements using the words such as "may," "will," "anticipate," "should," "would," "believe," "contemplate," "expect," "estimate," "continue," "may," "intend," "project," "plan," "seek," or other similar words and expressions of the future.

   These forward-looking statements involve risks and uncertainties, and may not be realized due to a variety of factors, including, but not limited to the following:

  . the effects of future economic conditions;

  . governmental monetary and fiscal policies, as well as legislative and regulatory changes;

  . the risks of changes in interest rates on the level and composition of deposits, loan demand, and the values of loan collateral, securities, and interest sensitive assets and liabilities;

  . interest rate and credit risks;

  . the effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market and other mutual funds and other financial institutions operating in our market area and elsewhere, including institutions operating regionally, nationally and internationally, together with competitors offering banking products and services by mail, telephone, computer and the Internet;

  . the effect of any mergers, acquisitions or other transactions to which we or any of our subsidiaries may from time to time be a party, including our ability to successfully integrate any businesses that we acquire;

  . the failure of assumptions underlying the establishment of reserves for possible loan losses; and

  . the information contained under the caption "Risk Factors."

   All written or oral forward-looking statements that are made by or are attributable to us are expressly qualified in their entirety by this cautionary notice. The safe harbor for forward-looking statements contained in the Securities Litigation Reform Act of 1995 protects companies from liability for their forward-looking statements if they comply with the requirements of this Act. Our actual results may differ significantly from the results we discuss in these forward-looking statements.

                                USE OF PROCEEDS

   Our estimated net proceeds from this offering, assuming that all of the shares offered by this prospectus are sold, and assuming an offering price of $13.00 per share, are set forth below:

   Gross proceeds from this offering................................ $7,475,000
   Estimated offering expenses...................................... $  110,000
                                                                     ----------
     Net proceeds to us............................................. $7,365,000
                                                                     ==========

   Of these net proceeds:

  . we will retain approximately $3 million as capital to increase our ratio of capital to average assets, in satisfaction of bank regulatory requirements that apply to us;


  . we will use approximately $2.6 million to repay indebtedness that we expect to be outstanding under our line of credit with The Bankers Bank, following our completion of a private placement of up to $3.5 million of trust preferred securities; and

  . we will use the remaining approximately $1.8 million for working capital, future growth, potential acquisitions and general corporate purposes.

   We expect to enter into a $2.6 million line of credit with The Bankers Bank in connection with our expected completion of a separate private placement of up to $3.5 million of trust preferred securities, and we will immediately borrow the full $2.6 million available to us under the line of credit to repay the same amount borrowed under our current term loan with The Bankers Bank. Our borrowings under this new line of credit will accrue interest at the prime rate, as reported in the Money Rates section of The Wall Street Journal, minus 0.50%. Under the terms of the line of credit, we would be required to pay 12 months of interest only, due on a quarterly basis, followed by ten equal principal payments over 10 years, with interest due quarterly.

   Following the completion of this offering, and assuming that 575,000 shares of common stock offered by this prospectus are sold in this offering at a price of $13.00 per share, our leverage ratio, which is ratio of capital to average assets, on a pro forma basis as of September 30, 2001 would be approximately 9.62%. No minimum number of shares of common stock must be sold in the offering. To the extent that all of the 575,000 shares of common stock are not sold in the offering, the proceeds available to us from this offering will be reduced.

                        MARKET INFORMATION AND DIVIDENDS

Market Information

   On January 12, 1999, our common stock began trading on the Nasdaq SmallCap Market under the symbol "CSNT" at a price of $13.00 per share. On February 13, 2002, the closing price of our common stock, as quoted on the Nasdaq SmallCap Market, was $12.85.


   Prior to January 12, 1999, our common stock was not traded on any organized securities market or exchange. The last known selling price of our common stock during 1998, in what we believe were arm's-length transactions, and based on information available to us, was $12.75 per share in sales made on December 28, 1998. For the period from November 10, 1998 to December 22, 1998, based upon information known to us, the price per share of our common stock in other transactions ranged from $12.50 per share to $13.00 per share, with a weighted average price of $12.72 per share during that period. As of December 31, 2001, there were approximately 569 holders of record of our common stock.


   The following table sets forth the high, low and last sales price of our common stock on the Nasdaq SmallCap Market for the indicated periods.


                                                                   Sales Price
                                                                  Per Share of
                                                                   Our Common
                                                                      Stock
                                                                  -------------
        Period                                                     High   Low
        ------                                                    ------ ------
   2001
     Fourth Quarter.............................................. $17.00 $13.65
     Third Quarter............................................... $18.10 $10.00
     Second Quarter.............................................. $12.10 $10.50
     First Quarter............................................... $11.75 $ 9.63
   2000
     Fourth Quarter.............................................. $10.00 $9.375
     Third Quarter............................................... $12.00 $8.625
     Second Quarter.............................................. $13.75 $10.00
     First Quarter............................................... $14.75 $11.75
   1999
     Fourth Quarter.............................................. $18.00 $12.25
     Third Quarter............................................... $21.25 $17.75
     Second Quarter.............................................. $23.00 $18.00
     First Quarter*.............................................. $22.00 $13.00

---------------------
(1) First Quarter 1999 information represents the period from January 12, 1999, the date that our common stock began trading on the Nasdaq SmallCap Market, through March 31, 1999.

Dividends



   The following table sets forth, for the preceding three fiscal years, the dividends per share declared and paid by us:



                                                                      Dividend
           Period                                                     Per Share
           ------                                                     ---------
      2001
        Fourth Quarter...............................................  $.0775
        Third Quarter................................................  $.0775
        Second Quarter...............................................  $.0775
        First Quarter................................................  $.0775
      2000
        Fourth Quarter...............................................  $.0775
        Third Quarter................................................  $.0775
        Second Quarter...............................................  $.0750
        First Quarter................................................  $.0700
      1999
        Fourth Quarter...............................................  $.0650
        Third Quarter................................................  $.0600
        Second Quarter...............................................  $.0550
        First Quarter................................................  $.0500


   Our ability to pay dividends on our common stock in the future will depend upon our earnings, financial condition, capital adequacy and need for funds, and other relevant factors, including restrictions and governmental policies and regulations. Our ability to pay dividends is subject to statutory restrictions on cash dividends that apply to Georgia business corporations, which require that, after giving effect to a dividend:

  . we must be able to pay our debts as they become due in the usual course of business; and

  . our assets must not be less than the sum of our total liabilities.

   Unless we diversify our business or acquire other financial institutions, we will have no substantial sources of income other than dividends that we may receive from Crescent Bank and CMS. Crescent Bank may only declare and pay dividends out of its retained earnings, and it may not declare dividends at any time at which its paid-in capital and appropriated retained earnings do not, in combination, equal at least 20% of its total capital stock account. In addition, the Georgia Department's current rules and regulations require prior approval before cash dividends may be declared and paid if:

  . Crescent Bank's ratio of equity capital to adjusted total assets is less than 6%;

  . the aggregate amount of dividends declared or anticipated to be declared in that calendar year exceeds 50% of Crescent Bank's net profits, after taxes but before dividends, for the previous calendar year; or

  . the percentage of Crescent Bank's loans classified as adverse as to repayment or recovery by the Georgia Department at the most recent regulatory examination of Crescent Bank exceeds 80% of its equity capital as reflected at that examination.

                                 CAPITALIZATION

   The following table sets forth our capitalization as of September 30, 2001:

     (1) on an actual basis;

     (2) on a pro forma basis, to reflect:

      . our completion on November 9, 2001 of a private placement of $3.5 million of trust preferred securities, including our issuance of $3.5 million of subordinate debentures to fund payments under these Securities;


      . our application of the net proceeds of that private placement, including the repayment of our existing loan from The Bankers Bank; and

      . our entering into a $2.6 million line of credit with The Bankers
        Bank and our borrowing the full amount available to us under that line of credit; and

     (3) on a pro forma as adjusted basis, to reflect:

      . the sale of 575,000 shares of our common stock in this offering at an assumed offering price of $13.00 per share; and

      . our application of the net proceeds from this offering, as described in "Use of Proceeds."

   You should read the information in this table together with the financial statements, and the related notes, and the other information contained in this prospectus.


                                                   As of September 30, 2001
                                                 ------------------------------
                                                                     Pro Forma
                                                 Actual   Pro Forma As Adjusted
                                                 -------  --------- -----------
                                                    (dollars in thousands)
Long Term Debt.................................. $ 3,600   $ 2,600    $   --
Guaranteed Preferred Beneficial Interest in
 Subordinated Debentures........................     --      3,500      3,500
Shareholders' Equity:
  Common Stock, $1.00 par value per share;
   10,000,000 shares authorized; 1,828,922
   shares issued and outstanding, actual and pro
   forma; 2,403,922 shares issued and
   outstanding pro forma as adjusted............   1,840     1,840      2,415
  Preferred Stock, $1.00 par value per share;
   1,000,000 shares authorized; no shares issued
   or outstanding...............................     --        --         --
  Capital Surplus...............................   9,322     9,322     16,112
  Retained Earnings.............................   9,626     9,626      9,626
  Treasury Stock................................     (36)      (36)       (36)
  Accumulated Other Comprehensive Income........     (37)      (37)       (37)
                                                 -------   -------    -------
    Total Shareholders Equity...................  20,715    20,715     28,080
                                                 -------   -------    -------
    Total Capitalization........................ $24,315   $26,815    $31,580
                                                 =======   =======    =======


   The table above excludes 498,000 shares reserved for issuance under our stock option plans, of which 86,600 shares were issuable upon the exercise of options outstanding as of September 30, 2001 at a weighted average exercise price of $9.68 per share. Since September 30, 2001, we have granted options under our stock option plans to purchase an additional 33,500 shares at a weighted average exercise price of $10.00 per share.

                        INFORMATION ABOUT THIS OFFERING

General

   We are offering to sell up to        shares of our common stock to the
public at a price of $    per share. No underwriters are involved in this
offering. Our directors and officers will assist us in making this offering, as permitted by the SEC's Rule 3a4-1 under the Securities Exchange Act of 1934. Under this rule, persons associated with our company, like our directors and officers, may assist us in selling our common stock without first registering as a broker under the Exchange Act. To rely on this rule, our directors and officers were required to satisfy, and have satisfied, the following conditions:


  (1) none of our directors or officers is disqualified for participation in this offering under the SEC's rules and regulations;


  (2) our directors and officers will not be paid for their participation in this offering, but will be reimbursed for any reasonable expenses that they incur;


  (3) none of our directors or officers is presently associated with a broker or a dealer in securities, and at no time during the last 12 months were any of our directors or officers associated with a broker or dealer;


  (4) each of our directors and officers will continue to perform substantial duties for us after the offering that are not related to the offering of our securities; and


  (5) none of our directors or officers will assist us in offering or selling our securities more than once during any 12 month period.


   This offering will terminate 60 days after the date of this prospectus, although we may extend the offering termination date for one 30 day period in our discretion. Each investor desiring to subscribe for shares in this offering must deliver to us, before the offering termination date, a completed subscription agreement and a check to cover the purchase price of his or her shares.

   In the case of our existing shareholders, subscriptions for shares are not limited to pro rata amounts, and each shareholder may subscribe for a number of shares in excess of the number of shares of the offering that would represent the pro rata amount of that shareholder's equity interest. If this offering is oversubscribed--that is, if the total subscriptions for shares exceed the total number of shares that we are offering--then we will allocate the shares to each subscriber based on the product of:

  . the total number of shares that we are offering; and

  . a fraction, the numerator of which is equal to the number of shares for which an investor has subscribed and the denominator of which is equal to total number of shares for which all investors have subscribed.

We will round any resulting fractional shares down to the nearest whole share.

   We reserve the right, in our sole discretion, to reject any subscription in whole or part, to allocate shares among subscribers, and to withdraw, cancel or modify this offering at any time without notice. Investor subscriptions are not our binding obligations until accepted by us in writing. In determining which subscriptions and oversubscriptions to accept, in whole or part, we may take into account various factors, including a subscriber's potential to do business with or refer customers to us and the order in which the subscriptions were received.

How to Subscribe

   Each investor who desires to purchase common stock should:

    (1) complete, date and sign the subscription agreement, including the Form W-9, accompanying this prospectus;

    (2) make a check payable to "Crescent Banking Company" in the amount of
        $      for each share subscribed for in the offering; and

    (3) return the completed subscription agreement and check to us in the return envelope enclosed with this prospectus, or mail or deliver the subscription agreement and check to:

                            Crescent Banking Company
                                251 Highway 515
                             Jasper, Georgia 30143
                        Attention: J. Donald Boggus, Jr.

   We must receive subscription agreements and checks for the purchase of our
common stock in this offering prior to 5:00 p.m. Eastern Time on          ,
2001, unless we extend this date.

Handling of Subscriptions

   We are not bound by any subscriptions to purchase our common stock unless and until we accept that subscription in writing. We will decide which subscriptions to accept within fourteen days of our receipt of the completed subscription agreement and check. If we reject all or any portion of a subscription, we will promptly refund the subscriber by mail all or the appropriate portion of the amount remitted with the subscription, without interest. If we reject a subscription, if we terminate this offering, or if this offering expires, then we and our directors, officers, employees, agents, representatives, and affiliates will have no further liability to the subscribers whose subscriptions are being rejected once all appropriate refunds have been mailed to the address shown in the subscription agreement.

   We will confirm all sales of our common stock in this offering. After we accept a subscription and issue a confirmation of our acceptance, Crescent Bank, as our transfer agent and registrar, will promptly issue and deliver physical certificates representing those shares of our common stock duly subscribed and fully paid.

                                  OUR COMPANY

General

   Our company is made up of the following three entities:

  . Crescent, the parent holding company of Crescent Bank and CMS;

  . Crescent Bank, a community-focused commercial bank that also engages in substantial mortgage banking operations; and

  . CMS, a mortgage banking company.

We conduct nearly all of our business through Crescent Bank and CMS.

   As of September 30, 2001, we had total consolidated assets of approximately $324.1 million, total deposits of approximately $202.3 million, total consolidated liabilities, including deposits, of $303.4 million and consolidated shareholders' equity of approximately $20.7 million. Our commercial banking and mortgage banking segments are discussed in more detail under "Management's Discussion and Analysis of Financial Condition and Results of Operations."


   Our principal executive offices, including the principal executive offices of Crescent Bank, are located at 251 Highway 515, Jasper, Georgia 30143, and our telephone number is (706) 692-2424. CMS' principal executive offices are located at 115 Perimeter Center, Suite 225, Atlanta, Georgia 30346, and its telephone number is (770) 392-1611.

Crescent

   Crescent is a Georgia corporation that is registered as a bank holding company with the Federal Reserve under the Federal Bank Holding Company Act of 1956 and with the Georgia Department under the Financial Institutions Code of Georgia. Crescent was incorporated on November 19, 1991 to become the parent holding company of Crescent Bank. Crescent also owns 100% of CMS, our mortgage banking company.

Our Commercial Banking Business

   We currently conduct our traditional commercial banking operations through Crescent Bank. Crescent Bank is a Georgia banking corporation that was founded in August 1989 and began its wholesale mortgage banking operations in February 1993. Crescent Bank is a member of the FDIC and its deposits are insured by the FDIC's Bank Insurance Fund. Crescent Bank is also a member of the Federal Home Loan Bank of Atlanta.

   Through Crescent Bank, we provide a broad range of banking and financial services to those areas surrounding Jasper, Georgia, and wholesale mortgage banking services to correspondents located in the Atlanta, Georgia metropolitan area and throughout the Southeast United States. As its primary market area, Crescent Bank focuses on Pickens, Bartow, Forsyth and Cherokee Counties, Georgia and nearby Dawson and Gilmer Counties, Georgia, which are situated to the north of Atlanta, Georgia. Crescent Bank's commercial banking operations are primarily retail-oriented and aimed at individuals and small- to medium-sized businesses located within its market area. While Crescent Bank provides most traditional banking services, its principal activities as a community bank are the taking of demand and time deposits and the making of secured and unsecured consumer loans and commercial loans to its target customers.

   The retail nature of Crescent Bank's commercial banking operations allows for diversification of depositors and borrowers, and Crescent Bank's management believes it is not dependent upon a single or a few customers. Crescent Bank does not have a significant portion of commercial banking loans concentrated within a single industry or group of related industries.

   For the nine months ended September 30, 2001, we had pretax income from our commercial banking business of approximately $799.3 million, or only 10.8% of our total income, primarily as the result of the strong performance of our mortgage banking business during that period. During the fiscal years 1998, 1999 and 2000, we had pretax income from our commercial banking business of approximately $671.2 million, $822.0 million and $1.3 billion, representing approximately 12.6%, 34.0% and 78.3% of our total income, respectively. Our commercial loan portfolio, which has experienced significant growth since 1998, represents the largest earning asset for our commercial banking operations. Our portfolio grew 30.8% in 1999, 71.8% in 2000 and 19.7% for the nine months ended September 30, 2001. At September 30, 2001, we had total commercial loans of $111.2 million.


Our Mortgage Banking Business

   We currently originate, sell and service mortgage loans through Crescent Bank's mortgage division and through CMS. We incorporated CMS as a separate subsidiary in October 1994 and it serves as an approved servicer of mortgage loans sold to Freddie Mac, Fannie Mae and private investors. CMS offers wholesale mortgage banking services and provides servicing for residential mortgage loans. CMS has wholesale mortgage banking offices located in Atlanta, Georgia, Manchester, New Hampshire, Chicago, Illinois, and Columbia, Maryland.

   We purchase mortgage loans from our correspondent base of small retail-oriented originators located near our offices in the Southeast, Midatlantic, Midwest and Northeast regions of the United States. We use a total of 1,034 different correspondents, and our largest correspondent relationship accounts for only 2.3% of our total loan production. The geographic areas of highest concentration of our loan production are Georgia and Massachusetts, accounting for 26% and 12% of our loan production, respectively.

   Each of our branch mortgage offices deal directly with the correspondents in their respective regions and handle the loans received from, and originated by, the correspondents. Personnel in each of the branches are responsible for accepting commitments and making underwriting decisions on loans. In our Northeast and Midwest offices, our personnel are, in some cases, also responsible for closing the loans. In our Southeast office, our staff also performs and oversees rate sheet pricing, hedging activities and delivery of loans to the secondary markets. The following table provides information regarding the amount of loan production from each of our offices for the nine month period ended September 30, 2001:



                                       Aggregate Principal Percentage of Total
                                       Amount of Mortgage    Mortgage Loans
Office                                  Loans Originated       Originated
------                                 ------------------- -------------------
                                         (in thousands)
Southeast Office--Atlanta, Georgia....      $1,102.0               42.8%
Northeast Office--Manchester, New
 Hampshire............................         833.2               32.3
Midwest, Office--Chicago, Illinois....         361.7               14.0
Midatlantic Office--Columbia,
 Maryland.............................         281.0               10.9
                                            --------              -----
  Total...............................      $2,577.9              100.0%
                                            ========              =====


   Our correspondents register each loan with us either under either an interest rate guaranteed lock commitment or a floating commitment that closes at the current market rate. In the case of lock commitments, we hedge these commitments with forward commitments to deliver the loans in a mortgage-backed security. The correspondent is responsible for assembling the loan package, including the application and all verifications, appraisals, credit reports and other necessary items, and then presents the package to us for approval. If we decide to purchase the loan presented to us by our correspondents, we present the loan to our closing department to prepare a closing and servicing package. The closing department reviews the loan to ensure that it was closed properly and prepares and delivers a servicing package to our servicing agent.


   We purchase each loan with borrowings under our warehouse lines of credit with UBS Paine Webber Inc., the Federal Home Loan Bank of Atlanta and Colonial Bank, or with funds from Crescent Bank's operations. We typically hold, or "warehouse," each loan for a period of 10 to 30 days before we sell it in the secondary market to Freddie Mac, Fannie Mae or private investors. In the case of securitized loans that we sell, we complete these sales at a settlement date that is typically 5 to 30 days after we arrange the sale. After the settlement date, there is no further cash funding delay.

   When we sell a loan, we either retain or sell the servicing rights associated with that loan. If we retain the servicing rights associated with a particular loan that we resell, then we collect servicing fees for that loan. If we sell the servicing rights associated with a particular loan that we resell, then we receive a premium on the sale price. The following table provides information regarding the portfolio of loans that we had previously resold and continued to service as of September 30, 2001:



 Aggregate Principal      Average      Weighted Average Weighted Average Net
       Balance       Principal Balance  Interest Rate      Servicing Fee
 ------------------- ----------------- ---------------- --------------------
   $434.2 million        $127,000            7.46%              0.26%


   Of this portfolio, approximately 51.0% of the loans are agency loans and 49.0% are private investor loans. We receive an independent third party valuation of our servicing portfolio each quarter. During the nine month period ended September 30, 2001, we sold servicing rights with respect to approximately $2.1 billion of mortgage loans, representing approximately 89.5% of our total loan production during that period. Various factors influence our decision whether to sell the servicing rights for a particular loan, including:


  . the composition of the portfolio of loans for that period, including the interest rates, maturities and average loan amounts;


  . then current market bids and contract prices;


  . our overall capital and liquidity position; and


  . our net income expectations.

   During the warehouse period, when we are holding a loan pending resale, we receive any interest payments that are due under the loan, as well as ancillary income related to gestation fees, late fees, mortgage life insurance commissions and assumption fees due under the loan. This generally enables us to maintain a positive spread on the rate of interest paid to us on the loan and the rate of interest paid by us on the borrowings under our warehouse lines of credit used to purchase the loan. We face interest rate risk during the warehouse period because an increase in interest rates can decrease the attractiveness and value of the loan that we are holding pending resale.


   We attempt to reduce our potential interest rate risk that can result from market movements that take place between the time commitments to purchase mortgage loans are made and the time the loans are closed by either:

  . ensuring commitments are in place through the secondary market to purchase the loans from us; or

  . purchasing an option to deliver to the secondary market a mortgage-backed security.

We may also use other "hedging" techniques to minimize interest rate risk, but we do not engage in speculative secondary market activities.

   Our mortgage banking business is not dependent on any particular mortgage loan originators or borrowers, but is dependent upon warehouse creditors to fund the origination and holding of mortgage loans pending securitization. Our mortgage banking operations are also highly dependent on the efforts of Mr. Robert C. KenKnight, President of CMS and Executive Vice President of Crescent Bank's mortgage banking operations.

Continued Expansion of Our Business

   Consistent with our efforts to better service our market, we have engaged in recent expansion of our business. In August 2000, CMS opened a satellite mortgage banking office in Columbia, Maryland. In February 2000, Crescent Bank opened a loan production office in Cumming, Georgia, and, in December 2000, converted that office to a full service branch. This office serves the needs of many local residents in Canton who have traditionally banked with larger regional and national banks that often lack a community focus.

Seasonality; Cycles

   We do not consider our commercial banking operations to be seasonal in nature. Our mortgage banking business does vary seasonally, with the volume of home financings, in particular, being generally lower during the winter months. Although both our commercial and mortgage banking operations are somewhat cyclical and dependent upon the level of and changes in interest rates, the volume of mortgage origination and earnings of our mortgage banking operations are more sensitive to interest rate levels and changes.

Competition

   Our commercial banking and mortgage banking businesses operate in highly competitive markets. Crescent Bank competes directly for deposits in its commercial banking market with other commercial banks, savings and loan associations, credit unions, mortgage brokers and mortgage companies, mutual funds, securities brokers, and insurance companies, locally, regionally and nationally, some of which compete with offerings by mail, telephone, computer and/or the Internet. In its commercial bank lending activities, Crescent Bank competes with other financial institutions as well as consumer finance companies, mortgage companies and other lenders engaged in the business of extending credit to customers located in its market area. Interest rates, both on loans and deposits, and prices of services are significant competitive factors among financial institutions generally. Important competitive factors, such as office location, types and quality of services and products, office hours, customer service, a local presence, community reputation and continuity of personnel, among others, are and continue to be a focus of Crescent Bank.

   More specifically, Crescent Bank faces the following direct competition in its current market area:

  . three other commercial banks have offices in the Jasper area of Pickens
    County, Georgia;

  . eight commercial banks and one credit union have offices in Bartow
    County, Georgia; and

  . ten commercial banks and two credit unions have offices in Cherokee
    County, Georgia.

Many of the largest banks operating in Georgia, including some of the largest banks in the country, also have offices within Crescent Bank's market area. Virtually every type of competitor for business of the type served by Crescent Bank has offices in Atlanta, Georgia, which is approximately 60 miles away from Jasper. Many of these institutions have greater resources, broader geographic markets and higher lending limits and may offer various services that we do not offer. In addition, these institutions may be able to better afford and make broader use of media advertising, support services, and electronic technology than we may. To offset these competitive disadvantages, Crescent Bank depends on its reputation as an independent and locally-owned community bank, its personal service, its greater community involvement and its ability to make credit and other business decisions quickly and locally.

   Our wholesale mortgage banking business is also intensely competitive locally, regionally and nationally. We compete with thrifts, commercial banks, mortgage companies and brokers, insurance companies, and securities firms having local, regional and national operations with respect to the purchase, servicing and sale of mortgage loans. Many of these institutions have substantially greater resources than we have.

Our Recent Trust Preferred Offering


   On November 9, 2001, we completed an offering of $3.5 million of trust preferred securities. In that offering:


  (1) we organized a Delaware statutory business trust called "Crescent Capital Trust I," which is governed by an Amended and Restated Trust Agreement between us, Wilmington Trust Company, as trustee, and three of our employees who are the administrators of the trust;


  (2) we issued and sold to the trust approximately $3.6 million in aggregate principal amount of our unsecured junior subordinated debentures, which we issued under a Junior Subordinated Indenture between us and the trustee;


  (3) the trust issued and sold:


    (a) $3.5 million of preferred capital securities with a liquidation amount of $50,000 per security to outside investors, and


    (b) $105,000 of its common securities to us, making us the only holder of the common securities and used the proceeds from these sales to purchase the junior subordinated debentures from us; and


  (4) under a Guarantee Agreement between us and the trustee, we fully and unconditionally guaranteed the payments of all amounts due on the preferred capital securities, except that our guarantee is limited to the extent the trust actually has funds available for payment of distributions and does not apply where the trust does not have sufficient funds to make payments on the preferred capital securities.


Please refer to the section entitled "Description of Our Capital Stock--Trust Preferred Securities" for a description of the terms of the junior subordinated debentures and the preferred capital securities.

Our Recent Amendment to Our Line of Credit with The Bankers Bank


   The Bankers Bank served as placement agent for our trust preferred securities offering. Prior to the offering, we had a $4.5 million line of credit with The Bankers Bank and, as a condition to The Bankers Bank serving as placement agent, The Bankers Bank agreed to amend this line of credit to, among other things:


  (1) reduce the total amount available to us under the line of credit from $4.5 million to $2.6 million; and


  (2) ease the financial and other covenants to provide us with greater financial, structural and operational flexibility.


   We completed this amendment to our line of credit with the Bankers Bank simultaneously with the closing of the trust preferred offering.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF


               FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Results of Operations


 General Discussion of Our Results


   A principal source of our revenue comes from net interest income, which is the difference between:


  . income we receive on our interest-earning assets, such as investment securities and loans; and


  .  our interest-bearing sources of funds, such as deposits and borrowings.


The level of net interest income is determined primarily by the average balances, or volume, of interest-earning assets and the various rate spreads between the interest-earning assets and our funding sources, primarily through Crescent Bank. Changes in our net interest income from period to period result from, among other things:


  . increases or decreases in the volumes of interest-earning assets and interest-bearing liabilities;


  . increases or decreases in the average rates earned and paid on those assets and liabilities;


  . our ability to manage the interest-earning asset portfolio, which includes loans; and


  . the availability and costs of particular sources of funds, such as non-interest bearing deposits, and our ability to "match" our assets and liabilities.


   Our other principal source of revenue is the fees and income we earn from the origination, holding, servicing and sale of residential first mortgage loans. Revenues from our mortgage banking operations vary significantly due to, among other things:


  . changes in the economy, generally, but particularly changes in interest rates on mortgage loans;


  . decreases in interest rates which generally increase our mortgage banking revenues as a result of increased volumes of mortgage loans;


  . increases in interest rates which generally result in lower mortgage banking revenues due to decreased volumes of mortgage loans; and


  . the spread we earn on the sale of mortgage servicing rights which fluctuates with the level of interest rates and anticipated changes in rates.


   We experienced significant changes in interest rates, that caused corresponding significant changes in our mortgage production and revenues, during the first nine months of 2001 and each of 1999 and 2000, as described below under "--Results of Operations--Our Mortgage Banking Business."


  Interest Income


  For Each of the Nine Month and Three Month Periods Ended September 30, 2001 and September 30, 2000


   We had total interest income of $15.0 million for the nine months ended September 30, 2001, compared to $9.6 million for the nine months ended September 30, 2000. This 56.25% increase in interest income is attributable to an increase in interest-earning assets, which is the result of growth in our commercial bank loan portfolio, as well as a higher volume of mortgage loan production.


   We had total interest income of $5.2 million for the three months ended September 30, 2001, compared to $3.9 million for the three months ended September 30, 2000. This increase in interest income is attributable to the higher volume of commercial bank loans as well as a higher volume of mortgage loan production.

  For Each of the Years Ended December 31, 2000, 1999 and 1998


   We had interest income of $13.9 million in 2000, $10.6 million in 1999 and $8.3 million in 1998. The 35% increase in interest income during 2000 is attributable to the increase in average interest-earning assets, which resulted from a higher volume of average commercial banking loans of 60%. Average interest-earning assets totaled $173.6 million in 2000, $165.8 million in 1999 and $131.6 million in 1998. The yield on earning assets increased from 6.38% in 1999 to 8.01% in 2000. The increase in the yield from 1999 to 2000 was the result of the growth of our commercial bank loan portfolio, which traditionally carries higher yields than securities and other interest-earning assets, as well as increases in interest. The yield on earning assets increased from 6.32% in 1998 to 6.38% in 1999. This decrease was the result of the growth of our commercial loan portfolio.


  Interest Expense


  For Each of the Nine Month and Three Month Periods Ended September 30, 2001 and September 30, 2000


   We had total interest expense of $10.5 million for the nine months ended September 30, 2001 and $6.1 million for the nine months ended September 30, 2000. This 72.1% increase resulted from the growth of our deposits as well as a higher level of other borrowings used to support our growth and mortgage banking business, as described under "--Results of Operations--Our Mortgage Banking Business." In the first nine month periods of both 2001 and 2000, interest expense accounted for 35% of total expenses.


   Our total interest expense for the three months ended September 30, 2001 amounted to $3.5 million, compared to $2.6 million for the three months ended September 30, 2000. The increase resulted from the growth of deposits as well as a higher level of other borrowings, principally incurred to support our mortgage banking growth.


  For Each of the Years Ended December 31, 2000, 1999 and 1998


   We had interest expense of $9.0 million in 2000, $8.3 million in 1999 and $6.1 million in 1998. Our interest-bearing liabilities averaged $150.8 million in 2000, $141.9 million in 1999 and $97.9 million in 1998. The increase in our interest expense from 1999 to 2000 resulted from a higher volume of average interest-bearing deposits as well as higher rates paid on those interest-bearing deposits in 2000 due to increases in interest rates generally. The rate we paid on interest-bearing liabilities was 5.94% in 2000 and 5.83% in 1999. The 36.1% increase in interest expense from 1998 to 1999 was due to our higher level of average other borrowings as well as a higher volume of average interest-bearing deposits offset by a lower rate paid on interest-bearing liabilities. The rate we paid on interest-bearing liabilities in 1998 was 6.21%. In each of 2000, 1999 and 1998, our interest expense accounted for 36%, 30% and 26% of total expenses, respectively.


  Net Interest Income


  For Each of the Nine Month and Three Month Periods Ended September 30, 2001 and September 30, 2000


   Our net interest income for the first nine months of 2001 was $4.5 million. The key performance measure for net interest income is the "net interest margin," which is equal to net interest income divided by average interest-earning assets. Our net interest margin during the first nine months of 2001 was 2.72%. Interest spread, which represents the difference between our average yields on interest-earning assets and our average rates paid on interest-bearing liabilities, was 2.45%. Net interest income, net interest margin and interest spread for the first nine months of 2000 were $3.5 million, 2.98%, and 2.25%, respectively. The increase in net interest income resulted primarily from the growth of earning assets. The decrease in net interest margin and interest spread is indicative of our balance sheet being asset sensitive in the short term during a period when rates were decreasing. See "--Quantitative and Qualitative Disclosures About Our Market Risk."


  For Each of the Years Ended December 31, 2000, 1999 and 1998


   Our net interest income for 2000 was $4.9 million and our net interest margin was 2.85%. We had an interest spread of 2.07% in 2000. Net interest income, net interest margin and interest spread for 1999 were

$2.3 million, 1.39% and 0.55%, respectively. The increases in each during 2000 were indicative of the increase in mortgage rates that occurred from historically low levels in the first six months of 1999. Net interest income, net interest margin and interest spread in 1998 were $2.2 million, 1.7% and (0.89)%, respectively. The increase in 1999 in net interest income and interest spread reflects the increase in interest rates in the last six months of 1999.


   The following table sets forth for the periods indicated a summary of the changes in interest earned and interest paid resulting from changes in volume and changes in rate:



                            2000 Compared to        1999 Compared to     1998 Compared to
                                 1999(1)                 1998(1)              1997(1)
                          -----------------------  -------------------- --------------------
                          Volume    Rate    Net    Volume Rate    Net   Volume Rate    Net
                          -------  ------  ------  ------ -----  ------ ------ -----  ------
                                                     (in thousands)
Interest earned on:
 Loans..................  $ 2,820  $  116  $2,936  $  836 $(107) $  729 $  561 $  26  $  587
 Mortgages held for
  sale..................   (1,186)  1,458     272     777   120     897  2,172  (227)  1,945
 Securities, at cost....      459      44     503     380    35     415     58    (8)     50
 Federal funds sold.....     (222)     49    (173)     90   (10)     80     49    (3)     46
 Deposits in other
  banks.................     (230)     14    (216)    147    (2)    145     49     1      50
                          -------  ------  ------  ------ -----  ------ ------ -----  ------
Total interest income...  $ 1,641  $1,681  $3,322  $2,230 $  35  $2,265 $2,889 $(211) $2,678
                          =======  ======  ======  ====== =====  ====== ====== =====  ======
Interest paid on:
 Demand deposits........  $   162  $   52  $  214  $  248 $ (41) $  207 $  231 $  17  $  248
 Savings deposits.......       72       3      75      95    (1)     94     12     6      18
 Time deposits..........      425     349     774     911  (174)    737    717   (12)    705
 Mortgage warehouse line
  of credit and other...     (234)   (150)   (384)  1,348  (188)  1,160  1,556   299   1,855
                          -------  ------  ------  ------ -----  ------ ------ -----  ------
Total interest expense..  $   425  $  254  $  679  $2,602 $(404) $2,198 $2,516 $ 310  $2,826
                          =======  ======  ======  ====== =====  ====== ====== =====  ======

---------------------

(1) Changes in interest due to both volume and rate have been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.


  Loan Loss Provisions


  For Each of the Nine Month and Three Month Periods Ended September 30, 2001 and September 30, 2000


   We made a provision to the allowance for loan losses of $335,000 in the first nine months of 2001. During the first nine months of 2001, Crescent Bank charged-off, net of recoveries, $160,465 of loans to the allowance for loan losses. In the first nine months of 2000, we made provisions to the allowance for loan losses in the amount of $390,000 and Crescent Bank charged-off, net of recoveries, $73,395 of loans to the allowance for loan losses. Our provision to the allowance for loan losses in the third quarter of 2001 was $105,000, while the provision to the allowance for loan losses in the third quarter of 2000 was $155,000.


   Crescent Bank's determination of the allowance for loan losses is affected by various factors, including changes in loan concentrations, trends in non performing loans, the comparison of the allowance to the historical net charge off experience and economic conditions and risks that affect Crescent Bank. The amount of the provision for loan losses decreased, in part, between the provisions for the nine and three month periods ended September 30, 2001 and the provisions for the nine and three month periods ended September 30, 2000 because loan growth in the first nine months of 2001 was 19.6% versus stronger growth in the loan portfolio in the first nine months of 2000 of 42.1%. As a result of the growth, we adjusted our allowance for loan losses to account for our historical experience with various borrowers. The allowance for loan losses as a percentage of total non-mortgage loans was 1.37% at September 30, 2001 and 1.45% at September 30, 2000. From December 31, 2000 to September 30, 2001, however, net charge offs to average non mortgage loans outstanding increased slightly from 0.08% at December 31, 2000 to 0.10% at September, 2001. The decreasing trend in allowance for loan losses as a percentage of total loans also relates to and reflects the decreasing trend in the ratios of the number of potential problem loans to total non-mortgage loans, which represented 1.41% as of September 30, 2001 and 1.60% as of September 30, 2000.


  For Each of the Years Ended December 31, 2000, 1999 and 1998


   In 2000, we made provisions for loan losses of $500,000 and charged-off $96,815 of commercial loans. We made provisions for $190,000 in 1999 and charged-off $26,103 loans while we made provisions for $153,000 in 1998 and charged-off $32,168 of loans. The ratios of net charge offs to average non-mortgage loans outstanding during the year were 0.02%, 0.05%, and 0.08% for 2000, 1999, and 1998, respectively. Although the amount of the provision for loan losses increased over the period from 1998 to 2000, the percentage of net charge offs to average non-mortgage loans outstanding decreased. Our loan portfolio experienced a 71.8% growth during 2000 and a 30.8% growth over 1999. As a result of the growth, we adjusted our allowance for loan losses to account for our historical experience with various borrowers. The allowance for loan losses as a percentage of total non-mortgage loans was 1.40%, 1.60% and 1.69% for each of 2000, 1999 and 1998, respectively. This decreasing trend reflects a corresponding decrease in net charge offs to average non mortgage loans outstanding. The decreasing trend in allowance for loan losses as a percentage of total loans also relates to and reflects the decreasing trend in the ratios of the number of potential problem loans to total non-mortgage loans, which represented 2.40% in 2000, 2.59% in 1999 and 5.92% in 1998.


  Other Income


  For Each of the Nine Month and Three Month Periods Ended September 30, 2001 and September 30, 2000


   Our other income was $15.8 million in the first nine months of 2001 compared to $6.2 million in the first nine months of 2000. The increase in other income was related to the increase of gains on the sale of mortgage servicing rights we realized in 2001, as described below under "--Results of Operations--Our Mortgage Banking Business." We had $4.9 million in other income in the third quarter of 2001, compared to $2.5 million in the third quarter of 2000. The increase in other income during the third quarter was also related to the increase of gains on the sale of mortgage servicing rights.


  For Each of the Years Ended December 31, 2000, 1999 and 1998


   Our other income was $9.0 million in 2000, $14.6 million in 1999 and $15.2 million in 1998. The decrease in other income we experienced in 2000 was related to the decrease in the level of mortgage servicing rights sold in 2000.


  Other Operating Expenses


  For Each of the Nine Month and Three Month Periods Ended September 30, 2001 and September 30, 2000


   Other operating expenses increased to $12.9 million in the first nine months of 2001 from $8.6 million in the first nine months of 2000. The increase in other operating expenses was related to the increase in volume of our mortgage operation, as described below under "--Results of Operations--Our Mortgage Banking Business." Other operating expenses increased to $4.8 million in the third quarter of 2001 from $3.1 million in the third quarter 2000 and were also directly related to the increased volume of our mortgage banking business.


  For Each of the Years Ended December 31, 2000, 1999 and 1998


   Our other operating expenses amounted to $11.9 million in 2000, $14.7 million in 1999 and $12.5 million in 1998. We had increased our labor and overhead in late 1998 and early 1999 in order to process the anticipated increased volume of our mortgage operations. The decline in 2000 was in response to the decline we experienced in mortgage production and the reduced spread on the sale of mortgage service rights, as we attempted to reduce overhead expenses in the third and fourth quarters of 1999 and continuing into 2000. As of the end of 2000, we had reduced the number of our mortgage personnel by 40% from our early 1999 high.

  Net Income


  For Each of the Nine Month and Three Month Periods Ended September 30, 2001 and September 30, 2000


   We had net income of $4.3 million for the nine months ended September 30, 2001, compared to net income of $409,924 for the nine months ended September 30, 2000. Our net income was $1.1 million for the three months ended September 30, 2001, compared to net income of $364,066 for the three months ended September 30, 2000. The increases in net income primarily resulted from the increase in mortgage production and resulting gains on the sale of mortgage servicing rights. See below under "Results of Operations--Our


Mortgage Banking Business." Income tax as a percentage of pretax net income was 38% and 35% for the first nine months of 2001 and 2000, respectively.


  For Each of the Years Ended December 31, 2000, 1999 and 1998


   Our net income in 2000, 1999 and 1998 was $1.0 million, $1.3 million and $3.1 million, respectively. The decline in net income in 1999 and 2000 was due primarily to the decline in mortgage production and the reduced gain on the sale of mortgage servicing rights in the second half of 1999 and in 2000. Income tax as a percentage of our pretax net income was 31% for 2000 and 36% for each of 1999 and 1998.


 Results of Our Commercial Banking Business


  Interest Income


  For Each of the Nine Month and Three Month Periods Ended September 30, 2001 and September 30, 2000


   We had interest income from our commercial banking business of $10.8 million for the nine months ended September 30, 2001 compared to $7.7 million for the nine months ended September 30, 2000. This increase in interest income is attributable to the increase in interest-earning assets resulting from the growth of our commercial bank loan portfolio. We had interest income of $3.77 million for the three months ended September 30, 2001 compared to $2.9 million for the three months ended September 30, 2000. The increase in interest income is again attributable to the higher volume of commercial bank loans.


  For Each of the Years Ended December 31, 2000, 1999 and 1998


   Our interest income related to commercial banking was $8.7 million for 2000, $5.6 million for 1999 and $4.3 million for 1998. The increase in 2000 was the result of a higher volume of average commercial banking loans. Average commercial banking loans increased 60% from $46.8 million in 1999 to $75.2 million in 2000. The increase in 1999 also was related to the higher volume of average commercial banking loans. Average commercial banking increased 23% in 1999 from $38.2 million in 1998.


  Interest Expense


  For Each of the Nine Month and Three Month Periods Ended September 30, 2001 and September 30, 2000


   Our commercial banking interest expense for the nine months ended September 30, 2001 was $7.0 million compared to $3.9 million for the nine months ended September 30, 2000. The increase resulted principally from the growth of our deposits. In the first two three quarters 2001 and 2000, interest expense accounted for 58% and 49% of our total commercial banking business expenses, respectively. Our interest expense related to the commercial banking business for the three months ended September 30, 2001 amounted to $2.4 million compared to $1.5 million for the three months ended September 30, 2000. This increase was the result of a 24.7% increase in our deposits during the first nine months of 2001.

  For Each of the Years Ended December 31, 2000, 1999 and 1998


   Our interest expense related to commercial banking was $3.5 for 2000, $1.8 for 1999 and $1.4 for 1998. The increase in 2000 was the result of a higher volume of average interest-bearing deposits as well as a higher rate paid on those interest-bearing deposits. The increase in 1999 was related to a higher volume of average interest-bearing deposits offset by a lower rate paid on interest-bearing liabilities. Average deposits increased 21% from $104.0 million in 1999 to $125.6 million in 2000. Average deposits increased 23% in 1999 from the $84.4 million total in 1998.


  Net Interest Income


  For Each of the Nine Month and Three Month Periods Ended September 30, 2001 and September 30, 2000


   Our net interest income for the commercial banking segment for the first nine months of 2001 was $3.8 million. The related net interest margin during the first nine months of 2001 was 2.76%, while interest spread was 2.45%. Net interest income, net interest margin and interest spread for commercial banking for the first nine months of 2000 were $3.9 million, 2.98%, and 2.48%, respectively. The increase in net interest income is related to the higher volume of commercial banking loans. The decrease in each of net interest margin and interest spread was due partially to the declining interest rate environment in 2001.


  For Each of the Years Ended December 31, 2000, 1999 and 1998


   Our net interest income, net interest margin and interest spread for commercial banking for 2000 were $5.1 million, 3.72%, and 2.94%, respectively. Net interest income, net interest margin and interest spread for commercial banking for 1999 were $3.9 million, 3.45%, and 2.22%, respectively. Net interest income, net interest margin and interest spread for commercial banking for 1998 were $2.9 million, 3.27%, and 2.02%, respectively.


  Other Income


  For Each of the Nine Month and Three Month Periods Ended September 30, 2001 and September 30, 2000


   Our other income related to the commercial banking segment was $799,267 in the first nine months of 2001 compared to $523,689 in the first nine months of 2000. Other commercial banking income was $273,562 in the third quarter of 2001, compared to $227,460 in the third quarter of 2000. The increase in other income for both the three month and nine month periods was primarily related to increases in fee income from our deposit accounts.


  For Each of the Years Ended December 31, 2000, 1999 and 1998


   We had other income related to commercial banking of $863,313 for 2000, $488,308 for 1999 and $276,263 for 1998. The increases in 2000 and 1999 in other commercial banking income were primarily due to an increase in fee income from deposit accounts.


  Other Operating Expenses


  For Each of the Nine Month and Three Month Periods Ended September 30, 2001 and September 30, 2000


   Other operating expenses related to our commercial banking business increased from $3.0 million in the first nine months of 2000 to $3.3 million in the first nine months of 2001. This increase in other operating expenses was caused by an increase in staff and overhead expenses related to Crescent Bank's expansion into Forsyth County, Georgia. For the same reasons, other commercial banking operating expenses increased 9.1% from $1.1 million in third quarter of 2000 to $1.2 million in the third quarter of 2001.

  For Each of the Years Ended December 31, 2000, 1999 and 1998


   We had other operating expenses related to our commercial banking segment of $4.2 million for 2000, $3.3 million for 1999 and $2.3 million for 1998. The increase in 2000 and 1999 in other commercial banking operating expenses was due to an increase in staff and overhead expenses related to Crescent Bank's expansion with the Canton, Georgia and Woodstock, Georgia branches.


  Pretax Net Income


  For Each of the Nine Month and Three Month Periods Ended September 30, 2001 and September 30, 2000


   Our commercial banking business had pretax net income of $938,545 for the nine months ended September 30, 2001, compared to pretax income of $959,035 for the nine months ended September 30, 2000, and pretax income of $352,851 for the three months ended September 30, 2001, compared to pretax income of $367,976 for the three months ended September 30, 2000. Our commercial banking pretax income in the applicable periods in 2000 was influenced by relatively high interest rates, which increased the spread between what we pay to attract deposit customers and what we are able to charge on our loans. In 2001, interest rates were decreased significantly in the nine months ended September 30, 2001. Our commercial banking pretax income, which experienced an increase of $20,490, or 2.2%, for the nine month period and $15,125, or 4.3%, for the three month period, was therefore influenced by an increase in commercial loan production which accompanied the decrease spread in rates.


  For Each of the Years Ended December 31, 2000, 1999 and 1998


   In 2000, our commercial banking pretax income was $1.3 million, while it was $821,961 in 1999 and $671,184 in 1998. Our commercial banking pretax income increased approximately 22.5% between 1998 and 1999 due to increases in both the interest rates as well as our commercial loan production. Interest rates were relatively low in 1998 compared to the rates we experienced in 1999, which created a favorable spread between what we paid on our commercial loans and what we were able to charge on our deposits. This favorable rate also influenced the 58.2% increase we experienced in our commercial banking pretax income between 1999 and 2000, accompanied by a significant increase volume in our commercial loan portfolio of 71.8% in 2000.


 Results of Our Mortgage Banking Business


   We experienced significant changes in mortgage loan production in 1999, 2000 and the first nine months of 2001 that were directly related to changes in interest rates. We achieved record mortgage production with interest rates at historical low levels in the first six months of 1999, and therefore recognized an increase in average interest-earning assets and interest-bearing liabilities. The Federal Reserve Open Market Committee increased interest rates on three occasions in 1999 for a total of 75 basis points. Rates began increasing on a 30-year mortgage in mid-second quarter 1999, resulting in a decline in production. In the fourth quarter of 2000, interest rates began declining, resulting in an increase in mortgage production. During the first nine months 2001, the Federal Reserve Open Market Committee reduced interest rates on six reduced interest rates on eight occasions for a total reduction of 375 basis points. We closed $2.3 billion of mortgage loans during the first nine months of 2001 compared to $860.3 million during the first nine months of 2000.


  Interest Income


  For Each of the Nine Month and Three Month Periods Ended September 30, 2001 and September 30, 2000


   We had interest income related to our mortgage banking business of $4.2 million for the nine months ended September 30, 2001 compared to $1.9 million in the nine months ended September 30, 2000. This 121% increase in interest income is attributable to the higher volume of mortgage production.

   We had mortgage banking interest income of $1.5 million for the three months ended September 30, 2001 compared to $943,346 for the three months ended September 30, 2000. The increase in this three month period is again due to a higher volume of mortgage loan production and associated fee income.


  For Each of the Years Ended December 31, 2000, 1999 and 1998


   Our interest income from mortgage banking was $5.2 million in 2000, $5.0 million in 1999 and $4.1 million in 1998. The increase in 2000 was the result of the increase in interest rates partially offset by the decrease in production. Mortgage loans held for sale averaged $82.8 million in 2000 with a yield of 6.31%. In 1999, mortgage loans held for sale averaged $101.7 millioln with a yield of 4.88%. The increase in interest income 1999 was the result of an increase in both mortgage loan volume and yield.


  Interest Expense


  For Each of the Nine Month and Three Month Periods Ended September 30, 2001 and September 30, 2000


   We had mortgage banking interest expense of $3.6 million for the nine months ended September 30, 2001 and $2.3 million for the nine months ended September 30, 2000. The increase resulted from a higher level of our borrowings. All of our mortgage production through CMS is funded with a warehouse line of credit; therefore, the higher volume in the Northeast and Midwest mortgage operations of CMS resulted in a higher average balance of other borrowings. In the first three quarters of 2001 and 2000, mortgage banking interest expense accounted for 20% and 24% of total expenses, respectively.


   Our interest expense related to the mortgage banking segment for the three months ended September 30, 2001 amounted to $1.1 million, compared to $1.0 million for the three months ended September 30, 2000. The increase again resulted from a higher level of our other borrowings.


  For Each of the Years Ended December 31, 2000, 1999 and 1998


   Our interest expense from mortgage banking in 2000 was $5.4 million, in 1999 was $6.5 million and in 1998 was $4.7 million. The decrease in 2000 in this interest expense was due to the lower level of our borrowings while the increase in 1999 was caused by the higher level of our borrowings.


  Net Interest Income


  For Each of the Nine Month and Three Month Periods Ended September 30, 2001 and September 30, 2000


   Our net interest income from our mortgage banking operations for the first nine months of 2001 was $690,797. The net interest margin during the first nine months of 2001 was 0.16%. The interest spread for the same period was 0.34%. Comparatively, interest income, net interest margin and interest spread from mortgage banking for the first nine months of 2000 were $(418,436), (0.11)%, and (0.19)%, respectively. The increase in net interest income is the result of our higher volume of mortgage loan production. The improvement in the net interest margin and interest spread was a result of the improved spread between the long term interest rates and the short term interest rates in 2001.


  For Each of the Years Ended December 31, 2000, 1999 and 1998


   We had net interest income/(expense) from our mortgage banking operations in 2000 of $(201,090), in 1999 of $(1.5) million and in 1998 of $(624,041). Our net interest margin from our mortgage banking operation was 0.07% in 2000, 1.02% in 1999, and 1.45% in 1998. The level of net interest income is the result of the mortgage production levels and the related fee income, as well as the existing rate environment. Mortgage production totaled $1.3 billion in 2000, $1.8 billion in 1999 and $1.9 billion in 1998. For a discussion of the movement of the net interest income, the net interest margin and the interest spread see "Results of Operations--General" above.

  Other Income


  For Each of the Nine Month and Three Month Periods Ended September 30, 2001 and September 30, 2000


   Other income from our mortgage banking business was $15.0 million in the first nine months of 2001 compared to $5.7 million in the first nine months of 2000. The increase in other income was related to the increase of gains on the sale of mortgage servicing rights. During the first nine months of 2001, we sold servicing rights with respect to $2.1 billion of mortgage loans for a gain of $13.6 million, or a spread on the sale of servicing of 0.66%. This compares to the first nine months of 2000 in which we sold servicing rights with respect to $913.1 million of mortgage loans for a gain of $4.1 million, or a spread on the sale of servicing of 0.45%. The increase in the sale of mortgage rights resulted primarily from our increased mortgage loan production. We currently plan to sell a portion of the servicing rights retained during 2001, although there can be no assurance as to the volume of the Crescent Bank's loan acquisition or that a premium will be recognized on the sales.


   Other income related to our mortgage banking segment was $4.6 million in the third quarter of 2001 compared to $2.2 million in the third quarter of 2000. This increase in other income during the third quarter was also due to the increased gains on the sale of mortgage servicing rights.


  For Each of the Years Ended December 31, 2000, 1999 and 1998


   We had other mortgage banking income in 2000 of $8.1 million, in 1999 of $14.1 million and in 1998 of $14.9 million. The decrease in 2000 in the other income was due to a decrease in the level of mortgage servicing rights sold in 2000 while the increase in 1999 was caused by an increase in the level of mortgage servicing rights sold in 1999. We sold servicing rights with respect to $1.3 billion of mortgage loans in 2000 for a total net gain of $6.2 million or a spread on the sale of servicing of 0.48%. This compares to servicing rights sales in 1999 of $1.8 billion for a net gain of $9.8 million or a spread on the sale of servicing of 0.54%. The decrease in the spread on the sale of servicing rights is indicative of the competitive pricing in the mortgage industry in 2000. Comparatively, servicing rights sales in 1998 were $1.6 billion for a net gain of $10.2 million or a spread on the sale of servicing of 0.64%. We plan to sell a portion of the servicing rights retained during 2000, although there can be no assurance as to the volume of our loan acquisition or that any gain will be recognized on such sales. Origination fee income is generated from our sale of mortgage loans to securities brokers pursuant to a repurchase agreement. Under the agreement, we sell mortgage loans and simultaneously assign the related forward sale commitments to a securities broker. We continue to receive fee income from the securities broker until the loan is delivered into the forward commitment. Alternatively, we sell loans on an individual basis and subsequently pair off the forward sale commitment by purchasing loans from other originators for delivery against the forward commitments. In this case, we do not receive any gestation fee income, which is income derived from the spread between the fee we received on the mortgage loan and the fee charged by the security broker during the holding or "gestation" period, prior our sale of the loan. In 2000, our gestation fee income decreased $1.9 million, or approximately 75%, as a result of the approximately 33% reduction in our mortgage production and our increased use of Freddie Mac programs to sell loans on an individual basis.

  Other Operating Expenses


  For Each of the Nine Month and Three Month Periods Ended September 30, 2001 and September 30, 2000


   The following table provides a breakdown of other operating expense attributable to our mortgage banking business for the nine month periods ended September 30, 2000 and 2001:



                               For the Nine Months Ended September 30,
                              -----------------------------------------------
                                      2000                     2001
                              ----------------------   ----------------------
                                           Percent                  Percent
                               Expense     of Total     Expense     of Total
                              ----------  ----------   ----------  ----------
                                       (dollars in thousands)
Occupancy and equipment
 expense..................... $      676        12.9%  $      990        10.7%
Outside service fees.........        677        12.9        1,462        15.9
Subservicing expense.........        277         5.3          228         2.5
Amortization expense.........        538        10.3          574         6.2
Salaries and benefits........      1,421        27.1        3,563        38.7
Other expense................      1,651        31.5        2,407        26.1
                              ----------   ---------   ----------   ---------
Total other operating
 expense..................... $    5,239       100.0%  $    9,224       100.0%
                              ==========   =========   ==========   =========


   Other mortgage banking business operating expenses increased to $9.2 million in the first nine months of 2001 from $5.2 million in the first nine months of 2000. Other operating expenses from the mortgage business increased to $3.5 million in the third quarter of 2001 from $1.8 million in the third quarter of 2000. During the nine month and three month periods ended September 30, 2001, interest rates decreased significantly, and we experienced a substantial increase in mortgage volume. This increase in mortgage volume resulted in an increase of $2.1 million in salaries and benefits, which was attributable to our hiring of additional temporary employees, and increases of $785,000 in outside service fees and $756,000 in other expense, each of which were largely attributable to increased mortgage closing fees and fees paid by us under Freddie Mac's Loan Prospector program. Because these increased expenses tend to be variable rather than fixed in nature, we believe that we are generally able to reduce these expenses in response to a change in the market.


  For Each of the Years Ended December 31, 2000, 1999 and 1998


   The following table provides a breakdown of other operating expense attributable to our mortgage banking business for the years ended December 31, 1998, 1999 and 2000:



                                     For the Year Ended December 31,
                            --------------------------------------------------
                                  1998             1999             2000
                            ---------------- ---------------- ----------------
                                    Percent          Percent          Percent
                            Expense of Total Expense of Total Expense of Total
                            ------- -------- ------- -------- ------- --------
                                          (dollars in thousands)
Occupancy and equipment
 expense................... $  693     7.2%  $   946    8.7%  $  934    12.4%
Outside service fees.......  1,855    19.2     2,193   20.0    1,116    14.8
Subservicing expense.......    295     3.1       429    3.9      359     4.8
Amortization expense.......  1,216    12.6       967    8.8      745     9.9
Salaries and benefits......  2,994    30.9     2,498   22.8    1,368    18.1
Other expense..............  2,630    27.2     3,913   35.8    3,036    40.2
                            ------   -----   -------  -----   ------   -----
Total other operating
 expense................... $9,683   100.0%  $10,946  100.0%  $7,556   100.0%
                            ======   =====   =======  =====   ======   =====


   We had other mortgage banking operating expenses in 2000, 1999 and 1998 of $9.7 million, $10.9 million and $7.6 million, respectively. During 1998 and 1999, when interest rates were relatively low, we experienced an increase in mortgage production and refinancings, which, in turn, resulted in an increase in other operating expense for those periods. The reduction in other operating expense from 1999 to 2000 was attributable to the relatively high level of interest rates that prevailed during 2000, when our mortgage volume decreased significantly. In response to this decreased mortgage volume, we decreased the variable components or our other operating expense during 2000.


  Pretax Net Income


  For Each of the Nine Month and Three Month Periods Ended September 30, 2001 and September 30, 2000


   The mortgage banking segment had pretax net income of $6.4 million for the nine months ended September 30, 2001, compared to a pretax loss of $10,497 for the nine months ended September 30, 2000, and had pretax income of $1.4 million for the three months ended September 30, 2001, compared to a pretax income of $393,241 for the three months ended September 30, 2000. The favorable increase in pretax net income from our mortgage banking business for the nine month and three month periods ended September 30, 2001 was influenced by the dramatic changes in interest rates between the relatively high rates that characterized most of 2000 and the multiple interest rate reductions which began taking place at the end of 2000 and continued in the first nine months of 2001. Decreases in interest rates generally encourage our customers refinance existing homes, or purchase new homes, increasing our loan production activities. This increase in mortgage production was also accompanied by a gain on the sale of mortgage servicing rights.


  For Each of the Years Ended December 31, 2000, 1999 and 1998


   In 2000, our mortgage banking pretax income was $370,397, compared to $1.6 million in 1999 and $4.6 million in 1998. Our mortgage production decreased significantly between 1999 and 2000 due to the impact of the relatively high interest rates that existed from the end of 1999 through most of 2000. The increased rates reduced our loan production and, in turn, the sales of mortgage servicing rights. Our mortgage banking pretax income also decreased between 1998 and 1999 due to interest rate activity. In 1998, interest rates were relatively low, leading to an active refinance market from our customers and increasing our mortgage loan production. This refinance market existed through the beginning of 1999 until interest rates began increasing, harming our loan production and ultimately our mortgage banking pretax income.


Financial Condition


 General Discussion of Our Financial Condition


  Total Assets


  As of September 30, 2001 and September 30, 2000


   During the first nine months of 2001, our total assets increased 34% from $242.1 million as of December 31, 2000 to $324.0 million as of September 30, 2001. This increase in total assets in the first nine months of 2001 was primarily the result of a 32% increase in mortgage loans held for resale, or an increase of $34.5 million. Our increase in total assets corresponded with a $28 million, or 51%, increase in other borrowings. At September 30, 2000, we had total assets of $209.6 million.


  As of December 31, 2000, 1999 and 1998


   Our total assets increased 38% during 2000, from $175.8 million as of December 31, 1999 due to increases in commercial bank loans of $38.8 million and an increase in residential mortgage loans held for sale of $21.5 million. The increase corresponded with a 47% increase in deposits amounting to $51.9 million and a 20% increase in other borrowings of $9.3 million. In 1999, our total assets declined 12% from $199.2 million at December 31, 1998. The decline resulted from a decrease of $41 million in residential mortgages held for sale and corresponded with a $29 million, or 39%, decrease in other borrowings.

  Interest-Earning Assets


  As of September 30, 2001 and September 30, 2000


   Our interest-earning assets are comprised of:


  .  commercial banking loans;


  .  mortgage loans held for sale;


  .  investment securities;


  .  interest-bearing balances in other banks; and


  .  temporary investments.


   At September 30, 2001, interest-earning assets totaled $286.8 million and represented 88.9% of total assets. This represents a 31% increase from December 31, 2000 when earning assets totaled $218.7 million, or 90.3%, of total assets. The increase in earning assets resulted primarily from the $34.5 million increase of residential mortgage loans held for sale. The absolute volume of both our commercial banking loans and our residential mortgage loans held for sale, as well as the volume of each as a percentage of total interest-earning assets, serve as important determinants of our net interest margin. For detail with respect to each of our business segments, see "Financial Conditions--Our Commercial Banking Business" and "Financial Condition--Our Mortgage Banking Business" below. At September 30, 2000, our interest-earning assets totaled $183.2 million and represented 87.4% of our total assets.


   At September 30, 2001, our accounts receivable broker and escrow agents increased to $3.4 million from $1.7 million at December 31, 2000. The accounts receivable relates to our flow mortgage services rights sales and, therefore, the increase is directly related to the increase in the mortgage production and related sale of servicing rights.


  As of December 31, 2000, 1999 and 1998


   Interest-earning assets increased 44% in 2000 from $152.4 million at December 31, 1999 from increased commercial bank loans and decreased 16% in 1999 from $181.4 million at December 31, 1998 due to a decrease in residential mortgages held for sale.

   The following table sets forth a distribution of the assets, liabilities and shareholders' equity for the periods indicated:


       Distribution of Assets, Liabilities and Shareholders' Equity



                                     2000     1999     1998     1997     1996
                                    Daily    Daily    Daily    Daily    Daily
                                   Average  Average  Average  Average  Average
                                   Balances Balances Balances Balances Balances
                                   -------- -------- -------- -------- --------
                                                  (in thousands)
ASSETS
Interest-earning assets:
 Loans (1).......................  $ 75,229 $ 46,791 $ 38,150 $32,520  $26,048
 Mortgage loans held for sale....    82,875  101,672   85,641  39,810   22,067
 Securities, at cost.............    13,748    8,060    3,024   2,126    1,681
 Federal funds sold..............       753    4,310    2,557   1,659    1,453
 Deposit in other banks..........       969    4,945    2,276   1,398    1,235
                                   -------- -------- -------- -------  -------
Total interest-earning assets....   173,574  165,778  131,648  77,513   52,484
                                   -------- -------- -------- -------  -------
Other assets.....................    25,575   21,782   11,455  11,446    9,970
                                   -------- -------- -------- -------  -------
Total assets.....................  $199,149 $187,560 $143,103 $88,959  $62,454
                                   -------- -------- -------- -------  -------

LIABILITIES & SHAREHOLDERS'
 EQUITY
Interest-bearing liabilities
 Demand deposits.................  $ 24,508 $ 20,728 $ 14,587 $ 9,223  $ 6,327
 Savings deposit.................     9,969    8,026    5,441   5,112    4,036
 Time deposits...................    67,970   61,301   45,603  34,052   26,408
Mortgage warehouse line of credit
 and other.......................    48,311   51,841   32,336  11,594    2,049
                                   -------- -------- -------- -------  -------
Total interest-bearing
 liabilities.....................  $150,758 $141,896 $ 97,967 $59,981  $38,820
Noninterest-bearing deposits.....    23,138   13,919   18,762  12,440   10,314
Other liabilities................     9,949   16,907   14,446   8,379    5,950
Shareholders' equity.............    15,304   14,838   11,928   8,159    7,370
                                   -------- -------- -------- -------  -------
Total liabilities & shareholders'
 equity..........................  $199,149 $187,560 $143,103 $88,959  $62,454
                                   ======== ======== ======== =======  =======



                           2000    2000   1999    1999   1998    1998   1997    1997   1996    1996
                          Income/ Yield/ Income/ Yield/ Income/ Yield/ Income/ Yield/ Income/ Yield/
                          Expense Rates  Expense Rates  Expense Rates  Expense Rates  Expense Rates
                          ------- ------ ------- ------ ------- ------ ------- ------ ------- ------
                                                    (dollars in thousands)
Interest income/yields:
 Loans (1)..............  $ 7,461  9.92% $ 4,525  9.67% $3.796   9.95% $3,209   9.87% $2,549   9.79%
 Mortgage loans held for
  sale..................    5,229  6.31%   4,957  4.88%  4,060   4.74%  2,115   9.58%  2,237   5.46%
 Securities, at cost....    1,110  8.07%     608  7.54%    193   6.38%    144   6.77%    108   6.42%
 Federal funds sold.....       47  6.24%     220  5.10%    140   5.48%     94   5.67%     81   5.57%
Deposit in other banks..       56  5.78%     272  5.50%    128   5.62%     78   5.58%     77   6.23%
                          -------  ----  -------  ----  ------   ----  ------   ----  ------   ----
Total interest
 income/yield...........  $13,903  8.01% $10,582  6.38% $8,317   6.32% $5,640   9.80% $4,020   7.66%
                          -------  ----  -------  ----  ------   ----  ------   ----  ------   ----
Interest expense/rates:
 Demand deposits........  $ 1,051  4.29% $   837  4.04% $  630   4.32% $  382   4.14% $  250   3.95%
 Savings deposit........      368  3.69%     293  3.65%    199   3.66%    181   3.54%    139   3.44%
 Time deposits..........    4,339  6.38%   3,562  5.81%  2,825   6.19%  2,120   6.23%  1,679   6.36%
Mortgage warehouse line
 of credit and other....    3,201  6.63%   3,585  6.92%  2,425   7.50%    570   4.92%     94   4.59%
                          -------  ----  -------  ----  ------   ----  ------   ----  ------   ----
Total interest
 expense/rates..........    8,959  5.94%   8,277  5.83%  6,079   6.21%  3,253   5.42%  2,162   5.57%
Net interest income.....  $ 4,944        $ 2,305        $2,238         $2,387         $1,858
                          -------        -------        ------         ------         ------
Net yield on interest-
 earning assets.........           2.85%          1.39%          1.70%          3.08%          3.54%
                                   ----           ----           ----           ----           ----

------------------

(1) For the purpose of these computations, non-accruing loans are included in the daily average loan amounts outstanding.

  Allowance for Losses


   Our assessment of the risk associated with extending credit and our evaluation of the quality of our loan portfolio is reflected in the allowance for loan losses. We maintain an allowance for our commercial banking loan portfolio only, as detailed below under "Financial Conditions--Our Commercial Banking Business." We have no allowance for the portfolio of mortgage loans held for sale. Our mortgage loans held for sale are carried at the lower of aggregate cost or market price and, therefore, do not require a reserve.


  Fixed Assets


  As of September 30, 2001 and September 30, 2000


   At September 30, 2001, our fixed assets, consisting of land, building and improvements, and furniture and equipment, totaled $6.3 million, compared to fixed assets of $6.3 million at December 31, 2000. At September 30, 2000, we had $6.4 million of fixed assets.


  As of December 31, 2000, 1999 and 1998


   We had fixed assets of $6.0 million at December 31, 1999 and $3.4 million at December 31, 1998. The increase in 2000 was due to the purchase of property to construct a new branch facility in Cartersville, Georgia, and the increase in 1999 was due to the purchase of the Towne Lake branch and an addition to our Jasper, Georgia office.


   In 1999, Crescent Bank provided a supplemental retirement plan to its Banking officers funded with life insurance. In the first quarter 2000, we added our directors to the supplemental retirement plan. At September 30, 2001, the total cash value of the life insurance was $3.6 million. The cash values at December 31 for each of 2000 and 1999 were $3.4 and $2.1 million, respectively.


 Financial Condition of Our Commercial Banking Business


  Total Commercial Banking Loans


  As of September 30, 2001 and September 30, 2000


   During the first nine months of 2001, our average commercial banking loans were $101.0 million. These loans constituted 32.1% of our average consolidated earning assets and 29.3% of our average consolidated total assets. For the nine month period ended September 30, 2000, we had average commercial banking loans of $70.6 million, or 43.7%, of our average consolidated earning assets, and 37.8% of our average consolidated total assets. For the twelve month period ended December 31, 2000, we had average commercial banking loans of $75.2 million, or 43.3%, of our average consolidated earning assets, and 37.8% of our average consolidated total assets. The 34.3% increase in average commercial banking loans experienced by Crescent Bank during the nine month period ended September 30, 2001 was the result of higher loan demand in its service area, as well as the expansion of Crescent Bank's operations in each of Bartow, Cherokee, and Forsyth Counties, Georgia. Our commercial banking loans are expected to produce higher yields than securities and other interest-earning assets.


  As of December 31, 2000, 1999 and 1998


   During 2000, our average commercial banking loans were $75.2 million and constituted 43.3% of our average earning assets, consolidated, and 37.8% of our average total assets, consolidated. During 1999, our average commercial banking loans were $46.8 million, or 28.2% of average earning assets and 25.0% of average total assets. This 60% increase in our average commercial banking loans was the result of higher loan demand in Crescent Bank's service areas, as well as expansion of Crescent Bank's operations. In 1998, average commercial banking loans were $38.2 million, or 29.4% of average earning assets and 26.7% of average total assets. The increase of average commercial banking loans in 1999 of 22.5% also resulted from higher demand and an expansion of Crescent Bank's operations.

  Loan Loss Allowance


   The allowance for loan losses represents management's assessment of the risk associated with extending credit and its evaluation of the quality of our loan portfolio. We maintain our allowance for loan losses at a level that we believe is adequate to absorb anticipated future loan losses. In determining the appropriate level of our allowance for loan losses, we apply a methodology that has both a specific component and a general component. Under the specific component of our methodology, we grade each loan:


  (1) at the time of the loan's origination;


  (2) at each of our loan review meetings; and


  (3) at any point in time when payments due under the loan are delinquent.


   Our grading system is similar to the grading systems used by our bank regulators in analyzing loans. To grade a loan, we consider:


    (1) the value of collateral;


  (2) the relative risk of the loan, based upon the financial strength and creditworthiness of the borrower;


  (3) prevailing and forecasted economic conditions; and


  (4) our historical experience with similar loans.


   The actual grading is performed by our loan officers and reviewed and approved by our loan committee. After grading each of the loans, we review the overall grades assigned to the portfolio as a whole and attempt to identify and determine the effect of potential problem loans.


   The general component of our methodology involves an analysis of our actual loan loss experience, a comparison of the actual loss experience of banks in our peer group, and assumptions about the economy generally. We also consider the regulatory guidance provided by the Federal Financial Institution Examination Council's Interagency Policy Statement on Allowance for Loan Losses Methodologies, as well as other widely accepted guidance for banks and savings institutions generally.


   We apply both the specific and general components of our methodology, together with regulatory guidance, to determine an appropriate level for our allowance for loan losses. We also hire independent loan review consultants on a semi-annual basis to review the quality of our loan portfolio and the adequacy of our allowance for loan losses. The provision for loan losses during a particular period is a charge to earnings in that period in order to maintain our allowance for loan losses at a level that we estimate to be adequate to cover losses in future periods based upon our methodology.


   Crescent Bank's allowance for loan losses is also subject to regulatory examinations and determinations as to adequacy, which may take into account such factors as the methodology used to calculate the allowance for loan losses and the size of the allowance for loan losses compared to a group of peer banks identified by the regulators. During their routine examinations of banks, the Federal Reserve and the Georgia Department of Banking and Finance may require a bank to make additional provisions to its allowance for loan losses when, in the opinion of the regulators, their credit evaluations and allowance for loan loss methodology differ materially from ours.


   While it is Crescent Bank's policy to charge-off in the current period loans for which a loss is considered probable, there are additional risks of future losses which cannot be quantified precisely or attributed to particular loans or classes of loans. Because these risks include the state of the economy, management's judgment as to the adequacy of the allowance is necessarily approximate and imprecise.


  As of September 30, 2001 and September 30, 2000


   The allowance for loan losses totaled $1.5 million, or 1.37% of total commercial banking loans at September 30, 2001, $1.2 million, or 1.33% of total commercial banking loans, at September 30, 2000, and $1.4 million, or 1.45% of total loans, at December 31, 2000. The increase in the allowance for loan losses during the first nine months of 2001 was primarily the result of the provision for loan loss of $335,000. The increase in the allowance for loan losses corresponds to the 20% increase we experienced in commercial banking loans in the first nine months of 2001. The determination of the reserve level rests upon our judgment about factors affecting loan quality, assumptions about the economy and historical experience. Our judgment as to the adequacy of the allowance for loan losses is evaluated periodically based on a review of all significant loans, with a particular focus on loans that are past due and other loans that we believe require attention. We believed that the allowance at September 30, 2001 was adequate at that time to cover anticipated risk of losses in our commercial loan portfolio; however, our judgment is based upon a number of assumptions about future events which we believe to be reasonable but which may or may not be realized. There is no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required. As a result of a weaker economy generally, and the slowdown in the economy and uncertainties created by the September 11, 2001 terrorist attacks and the war against terrorism, additions to the allowances and charge-offs may become necessary.


  As of December 31, 2000, 1999 and 1998, 1997 and 1996


   The allowance for loan losses totaled $1.4 million, or 1.45% of total commercial banking loans at December 31, 2000. The allowance for loan losses at December 31, 1999 was $864,689, or 1.6% of total commercial banking loans as of that date. The increase from 1999 to 2000 was primarily the result of a provision for loan loss of $500,000 in 2000 and the increase in the allowance corresponds to the 72% increase in commercial banking loans in 2000. The increase in 1999 was due to a provision for loan loss of $190,000 and corresponded to the 30.8% increase in commercial banking loans in 1999. The allowance for loan losses in 1998 amounted to $669,020 and represented 1.69% of total commercial banking loans at December 31, 1998. Although the loan loss percentage decreased, the total provision for loan losses increased, due an the increase in the commercial loan portfolio of 30.8% in 1999. The allowance for loan losses as of December 31, 1997 and 1996 were $514,634 and $335,512, representing 1.40% and 1.18% of total commercial loans, respectively. The increase in the provision and the percentage of commercial loans was based on our analysis and judgement of loan quality and our determination of what level of reserves was reasonable to cover anticipated risk of loss.


   Crescent Bank's policy is to discontinue the accrual of interest on loans which are 90 days past due unless they are well secured and in the process of collection. We recognize interest on these non-accrual loans only when we receive the interest. As of September 30, 2001, Crescent Bank had $370,708 of commercial loans contractually past due more than 90 days, $30,801 of commercial loans accounted for on a non-accrual basis, and no commercial loans considered to be troubled debt restructurings. As of September 30, 2000 and December 31, 2000, Crescent Bank had $549,113 and $286,393 of commercial loans contractually past due more than 90 days, respectively, $16,884 and $21,863 of commercial loans accounted for on a non-accrual basis, respectively, and no commercial loans considered to be troubled debt restructurings. As of December 31, 1999, Crescent Bank had $507,531 of commercial loans contractually past due more than 90 days, $30,193 of commercial loans accounted for on a non-accrual basis, and no commercial loans considered to be troubled debt restructurings. This compares to non-performing assets of $264,021 at December 31, 1998.


   The following table shows the composition of the loan portfolio as of each of the periods ended December 31, 2000, 1999, 1998, 1997 and 1996.


                           Total Loan Portfolio



                            As of        As of        As of        As of        As of
                         December 31, December 31, December 31, December 31, December 31,
                             2000         1999         1998         1997         1996
                         ------------ ------------ ------------ ------------ ------------
                                              (dollars in thousands)
Commercial..............   $11,561      $ 9,474      $ 6,585      $ 4,973      $ 9,320
Real estate-
 construction...........    29,326       15,914       10,027       12,527       10,346
Other...................    52,024       28,689       24,716       19,150        8,834
                           -------      -------      -------      -------      -------
  Total.................   $92,911      $54,077      $41,328      $36,650      $28,500
                           =======      =======      =======      =======      =======

   The following table shows the amount of loans outstanding as of December 31, 2000 which, based on remaining scheduled repayments of principal, are due in the periods indicated. Also provided are the amounts due after one year, classified according to the sensitivity to changes in interest rates.



                                                   Loans Maturing
                                      -----------------------------------------
                                                  After One
                                                  Year but
                                      Within One Within Five After Five
                                         Year       Years      Years     Total
                                      ---------- ----------- ---------- -------
                                                   (in thousands)
Commercial...........................  $ 7,147     $ 4,414     $  --    $11,561
Real estate-construction.............   24,590       4,309        427    29,326
Other................................   15,879      33,804      2,341    52,024
                                       -------     -------     ------   -------
  Total..............................  $47,616     $42,527     $2,768   $92,911
                                       =======     =======     ======   =======
Loans maturing after one year with:

 Fixed interest rates...........................   $32,058     $1,880
 Variable interest rates........................    10,469        888
                                                   -------     ------
                                                   $42,527     $2,768
                                                   =======     ======


   The following table summarizes Crescent Bank's non-accrual, past due and restructured commercial banking loans:



                                                             December 31,
                                                       ------------------------
                                                       2000 1999 1998 1997 1996
                                                       ---- ---- ---- ---- ----
                                                            (in thousands)
Non-accrual loans..................................... $ 22 $ 30 $  1 $--  $416
                                                       ==== ==== ==== ==== ====
Accruing loans past due 90 days or more............... $286 $507 $457 $ 61 $387
Restructured loans....................................  --   --   --   --   --
                                                       ==== ==== ==== ==== ====


   The following table summarizes activity in the allowance for commercial banking loan losses for the dates indicated:



                                        Years Ended December 31,
                             --------------------------------------------------
                                2000       1999      1998      1997      1996
                             ----------  --------  --------  --------  --------
                                         (dollars in thousands)
Balance, beginning of
 period....................  $  864,689  $699,020  $514,634  $335,512  $566,071
Loans charged off:
 Commercial................     (60,790)      --    (21,984)      --   (217,913)
 Real estate-construction..         --        --        --        --    (19,956)
 Real estate-mortgage......         --        --        --        --        --
 Installment and other
  consumer.................     (36,025)  (26,103)  (10,184)  (13,295)  (11,023)
                             ----------  --------  --------  --------  --------
Total loans charged off....     (96,815)  (26,103)  (32,168)   13,295  (248,892)
Recoveries:
 Installment and other
  consumer.................       5,423     1,772    62,612     1,297    15,583
 Commercial................      77,477       --        942       --      2,750
                             ----------  --------  --------  --------  --------
Total loans recovered......      82,900     1,772    63,554     1,297    18,333
Net loans recovered
 (charged off).............     (13,915)  (24,331)   31,386   (24,331) (230,559)
Provision for loan losses..     500,000   190,000   153,000   191,120       --
Balance, end of period.....  $1,350,774  $864,689  $699,020  $514,634  $335,512
                             ==========  ========  ========  ========  ========
Loans outstanding at end of
 period, excluding loans
 held for sale.............  $   92,911  $ 54,077  $ 41,328  $ 36,650  $ 28,500
Ratio of allowance to loans
 outstanding at end of
 period, excluding loans
 held for sale.............        1.45%     1.60%     1.69%     1.40%     1.18%
Average loans outstanding
 during the period,
 excluding loans held for
 sale......................  $   75,229  $ 46,791  $ 38,753  $ 32,933  $ 26,048
Ratio of net charge offs
 during the period to
 average loans
 outstanding...............        0.02%     0.05%     0.08%     0.04%     0.89%

   The following table sets forth, with respect to each category of banking loans, the total amount of those loans and the percentage that those amounts represented of our total banking loans as of the end of the periods indicated:


                                          Years Ended December 31,
                          ------------------------------------------------------------
                              2000         1999        1998        1997        1996
                          ------------  ----------  ----------  ----------  ----------
                           Amt     %    Amt    %    Amt    %    Amt    %    Amt    %
                          ------ -----  ---- -----  ---- -----  ---- -----  ---- -----
                                           (dollars in thousands)
Commercial..............  $  518  12.4% $331  22.9% $253  15.9% $222  31.0% $183  32.7%
Real estate-
 mortgage(1)............     228  31.6%  146  38.5%  124  45.9%   59  22.8%   28  19.7%
Real estate-construction
 and land development...     258  44.1%  165  51.6%  153  24.3%   88  34.2%   41  36.3%
Consumer................     262  11.9%  168  17.9%  125  13.9%  101  12.0%   61  11.3%
Unallocated.............      85          49          49          45          22
                          ------ -----  ---- -----  ---- -----  ---- -----  ---- -----
                          $1,351 100.0% $865 100.0% $699 100.0% $514 100.0% $335 100.0%
                          ====== =====  ==== =====  ==== =====  ==== =====  ==== =====

---------------------

(1) Includes any loans secured in whole or in part by real estate.


  Total Non-Performing Commercial Banking Loans


  As of September 30, 2001 and September 30, 2000 and as of December 31, 2000, 1999 and 1998


   We define non-performing commercial loans as non-accrual and renegotiated commercial loans. Our non-performing commercial loans at September 30, 2001 amounted to $30,801 compared to $16,884 at September 30, 2000 and $21,863 at December 31, 2000. If we add real estate acquired by foreclosure and held for sale of $386,353 to our non-performing commercial loans, it results in total non-performing commercial assets of $417,154 at September 30, 2001. This compares to total non-performing commercial assets of $38,824 at September 30, 2000 and $43,803 at December 31, 2000. Crescent Bank is currently holding the foreclosed properties for sale. At December 31, 1999, our total non-performing commercial assets amounted to $52,133 compared to $264,021 at December 31, 1998. The 80% reduction in non-performing assets in 1999 was due to the sale of foreclosed properties related to the commercial loans.


   The table below represents Crescent Bank's commercial assets that we believe warrant special attention due to the potential for loss, in addition to the non-performing commercial loans and foreclosed properties related to the commercial loans. Potential problem loans represent commercial loans that are presently performing, but where management has doubts concerning the ability of the respective borrowers to meet contractual repayment terms.



                                                Years Ended December 31,
                                            ----------------------------------
                                               2000        1999        1998
                                            ----------  ----------  ----------
Non-performing loans(1).................... $   21,863  $   30,193  $      772
Foreclosed properties......................     21,940      21,940     263,249
                                            ----------  ----------  ----------
Total non-performing assets................ $   43,803  $   52,133  $  264,021
                                            ==========  ==========  ==========
Loans 90 days or more past due on accrual
 status.................................... $  286,393  $  507,532  $  457,120
Potential problem loans(2).................  2,231,684   1,399,926   2,445,317
Potential problem loans/total loans........       2.40%       2.59%       5.92%
Non-performing assets/total loans and
 foreclosed properties.....................       0.05%       0.10%       0.63%
Non-performing assets and loans 90 days or
 more past due on accrual status/total
 loans and foreclosed properties...........       0.36%       1.03%       1.74%

---------------------

(1) Defined as non-accrual loans and renegotiated loans.


(2) Loans identified by management as potential problem loans (classified and criticized loans) but still accounted for on an accrual basis.

  Total Investment Securities


  As of September 30, 2001 and September 30, 2000 and as of December 31, 2000, 1999 and 1998


   Crescent Bank invests in U.S. Government and government agency obligations, corporate securities, federal funds sold, and interest-bearing deposits with other banks. Crescent Bank's investments are managed in relation to loan demand and deposit growth, and are generally used to provide for the investment of funds not needed to make loans, while providing liquidity to fund increases in loan demand or to offset fluctuations in deposits. Investment securities and interest-bearing deposits with other banks totaled $27.6 million at September 30, 2001, compared to $14.9 million at September 30, 2000 and compared to $16.1 million at December 31, 2000, $11.9 million at December 31, 1999 and $4.8 million at December 31, 1998. Unrealized gains/(losses) on securities amounted to $24,729 at September 30, 2001, and ($1.3) million and ($1.5) million at September 30, 2000 and December 31, 2000, respectively. We have not specifically identified any securities for sale in future periods which, if so designated, would require a charge to operations if the market value would not be reasonably expected to recover prior to the time of sale. At September 30, 2001, Crescent Bank had federal funds sold of $4.7 million, compared to $3.0 million at September 30, 2000 and compared to $800,000 at December 31, 2000, zero at December 31, 1999 and $7.5 million at December 31, 1998. The increase in federal funds sold at September 30, 2001 was the result of the $40.1 million, or 24.7%, increase in Crescent Bank's deposits since December 31, 2000, while the decrease in 1999 reflected an increase in investment securities.


   The following table sets forth the maturities of securities held by Crescent Bank as of December 31, 2000 and the weighted average yields of such securities, calculated on the basis of the cost and effective yields weighted for the scheduled maturity of each security. Equity securities, consisting of shares held in the Federal Home Loan Bank of Atlanta in the amount of $1,362,500, and shares held in The Bankers Bank in the amount of $165,975, collectively totaling approximately $1,528,475, are not presented in the table below as they lack a contractual maturity.



                                               Maturing
                         ------------------------------------------------------
                                       After One     After Five
                          Within One   But Within    but Within     After Ten
                             Year      Five Years    Ten Years        Years
                         ------------ ------------  ------------  -------------
                         Amount Yield Amount Yield  Amount Yield  Amount  Yield
                         ------ ----- ------ -----  ------ -----  ------- -----
                                        (dollars in thousands)
Municipal Bond..........   --     --  $  345 4.45%      --   --        --   --
U. S. government
 securities.............   --     --   2,494 6.83%  $1,000 7.50%  $10,835 7.63%
                          ---    ---  ------ ----   ------ ----   ------- ----
    Total...............   --     --  $2,839 6.54%  $1,000 7.50%  $10,835 7.63%
                          ===    ===  ====== ====   ====== ====   ======= ====


  Total Commercial Deposits


  As of September 30, 2001 and September 30, 2000 and as of December 31, 2000, 1999 and 1998


   Crescent Bank's commercial deposits totaled $202.3 million, $134.6 million and $162.2 million at September 30, 2001, September 30, 2000 and December 31, 2000, respectively, representing an increase of 24.7% over the nine month period ended September 30, 2001. At December 31, 1999, commercial deposits totaled $110.3 million, increasing by 47.1% in 2000 to a total of $162.2 million. At December 31, 1998, commercial deposits totaled $100.6 million, increasing by 9.6% in 1999 to a total of $110.3 million. Commercial deposits averaged $194.0 million during the nine month period ended September 30, 2001, $116.8 million during the nine month period ended September 30, 2000 and $125.6 million, $109.3 million and $84.4 million during each of the twelve month periods period ended December 31, 2000, 1999 and 1998, respectively. Interest-bearing deposits represented 82% of total deposits at September 30, 2001, compared to 85% at September 30, 2000 and 82% at December 31, 2000, 82% at December 31, 1999 and 77% at December 31, 1998. Certificates of deposit comprised 74% of total interest-bearing deposits for September 30, 2001, compared to 71% at September 30, 2000 and compared to 72% at December 31, 2000, 63% at December 31, 1999 and 70% at December 31, 1998. The increase in 2000 of our certificates of deposits as a percentage of our total interest-bearing deposits was partially the result of an increase in brokered deposits of $5.3 million during 2000 and the decrease in 1999 was the result of a $9.1 million increase in interest-bearing demand deposits. The composition of these deposits is indicative of the interest rate-conscious market in which Crescent Bank operates and increases in interest rates, generally. We cannot provide any assurance that Crescent Bank can maintain or increase its market share of deposits in its highly competitive service area. Crescent Bank had brokered deposits of $1.1 million and $6.5 million as of September 30, 2001, September 30, 2000 and brokered deposits of $6.7 million, $1.4 million and $6.2 million as of each of December 31, 2000, 1999 and 1998, respectively.


   The following table summarizes average daily balances of deposits and rates paid on our deposits for the periods indicated:



                                                      Years ended December 31,
                                                     ---------------------------
                                                       2000     1999     1998
                                                      Amount   Amount   Amount
                                                     -------- -------- ---------
                                                       (dollars in thousands)
Non-interest-bearing
  Demand deposits................................... $ 23,138 $ 13,919  $18,762
Interest-bearing
  Demand deposits................................... $ 24,508 $ 20,728  $14,587
Savings deposits.................................... $  9,969 $  8,026  $ 5,441
Time deposits....................................... $ 67,970 $ 61,301  $45,603
                                                     -------- --------  -------
    Total........................................... $125,585 $103,974  $84,393
                                                     ======== ========  =======
                                                      Years ended December 31,
                                                     ---------------------------
                                                       2000     1999
                                                       Rate     Rate   1998 Rate
                                                     -------- -------- ---------
Interest-bearing demand deposits....................  4.29%    4.04%     4.32%
Savings deposits....................................  3.69%    3.65%     3.66%
Time deposits.......................................  6.38%    5.81%     6.19%


   Maturities of time certificates of deposit of $100,000 or more outstanding at December 31, 2000 are summarized as follows (in thousands):



Under 3 months.......................................................... $ 3,202
3 to 6 months...........................................................   6,661
6 to 12 months..........................................................  16,865
Over 12 months..........................................................   8,653
                                                                         -------
                                                                         $35,381
                                                                         =======


 Financial Condition of Our Mortgage Banking Business


  Average Mortgage Loans Held For Sale


  As of September 30, 2001 and September 30, 2000 and as of December 31, 2000, 1999 and 1998


   During the first nine months of 2001, average mortgage loans held for sale amounted to $184.2 million and constituted 58.5% of average consolidated earning assets, and 53.5% of average consolidated total assets. Average mortgage loans held for sale during the first nine months of 2000 of $75.3 million constituted 47.6% of average consolidated interest-earning assets and 40.3% of average consolidated total assets. Average mortgage loans held for sale during the twelve months ended December 31, 2000 of $82.9 million constituted 47.7% of average consolidated interest-earning assets and 41.6% of average consolidated total assets. During 1999 and 1998, average mortgage loans held for sale amounted to $46.8 million and $38.2 million, respectively, constituting 28.2% and 29.4%, respectively, of average consolidated earning assets, and 25.0% and

26.7%, respectively, of average consolidated total assets. Our residential mortgage loans held for sale generally generate net interest income as the rates of interest paid to us on the longer term mortgage loans are generally greater than those rates of interest that we pay on our shorter term warehouse line of credit, brokered deposits, and core deposits.


   We carry our mortgage loans held for sale at the lower of aggregate cost or market price and therefore we do not maintain a reserve for mortgage loans. We do have default and foreclosure risk during the short-term holding period of the mortgages held for sale, which is inherent to the residential mortgage industry. We are at risk for mortgage loan defaults from the time we fund a loan until the time that loan is sold or securitized into a mortgage-backed security, which is generally 15 days after funding. When we sell a loan, we typically make representations and warranties to the purchasers and insurers that we have properly originated and serviced the loans under state laws, investor guidelines and program eligibility standards. We rely on our underwriting department to ensure compliance with individual investor standards prior to the sale of loans, and we rely on our quality control department to randomly test loans that we have sold. Purchasers of our loans typically conduct their own review of the loans, and we may be liable for unpaid principal and interest on defaulted loans if we have breached our representations and warranties. In some instances, we may even be required to repurchase the loan or indemnify the purchaser of the loan for those loans in which we breached our representations and warranties. We regularly make representations and warranties to purchasers of our mortgage loans that, if breached, would require us to indemnify the purchaser for losses or to repurchase the loans, and we consider this practice to be customary and routine. At September 30, 2001, we had $2.1 million of mortgage loans for which we had potential indemnification or repurchase obligations resulting from breaches of our representations and warranties. These loans represent approximately 0.04% percent of our total loan production and, of these loans, $523,000, or 24.9%, were past due 90 days or more. In the event that the purchaser of these loans experiences any losses with respect to the loans, we would be required to indemnify the purchaser for its losses or to repurchase the loans from the purchaser. Although we regularly face potential indemnification and repurchase obligations with respect to mortgage loans that we have sold, we have not historically incurred any indemnification losses or been required to repurchase any loans. As a result, we do not maintain a reserve for this purpose.


   Our mortgage banking segment acquires residential mortgage loans from small retail-oriented originators through CMS and the mortgage division of Crescent Bank. Crescent Bank acquires conventional loans in the Southeast United States while CMS acquires conventional loans in the Northeast, Midatlantic and Midwest United States and FHA/VA loans in the Southeast United States.


   Crescent Bank acquires residential mortgage loans from approximately 503 small retail-oriented originators in the Southeast United States through various funding sources, including Crescent Bank's regular funding sources, a $36 million warehouse line of credit from the Federal Home Loan Bank of Atlanta and a $45 million repurchase agreement with UBS/Paine Webber. CMS acquires residential mortgage loans from approximately 581 small retail-oriented originators in the Southeast, Northeast, Midatlantic and Midwest United States through various funding sources, including a $75 million line of credit from UBS/Paine Webber, a $35 million line of credit from Colonial Bank, and a $75 million repurchase agreement from UBS/Paine Webber. Under the repurchase agreements, we sell our mortgage loans and simultaneously assign the related forward sale commitments to UBS/Paine Webber. The majority of our mortgage loans are currently being resold in the secondary market to Freddie Mac, Fannie Mae and private investors after being "warehoused" for 10 to 30 days. We purchase loans that we believe will meet secondary market criteria, such as loans providing for amount limitations and loan-to-value ratios that would qualify for resales to Freddie Mac, Fannie Mae and Ginnie Mae. To the extent that we retain the servicing rights on the mortgage loans that we resell, we collect annual servicing fees while the loan is outstanding. We sell a portion of our retained servicing rights in bulk form or on a monthly flow basis. The annual servicing fees and gains on the sale of servicing rights is an integral part of our mortgage banking business and its contribution to net income. We currently pay a third party subcontractor to perform servicing functions with respect to loans we sell, but where we retain the servicing.

   The following table presents the outstanding balances of our borrowings under our warehouse lines of credit and the weighted average interest rates on the lines of credit for the last two years. Draws on the lines of credit have a 30-day maturity.



                                                       Years Ended December
                                                                31,
                                                      -------------------------
                                                       2000     1999     1998
                                                      -------  -------  -------
                                                      (dollars in thousands)
Balance at period end................................ $54,947  $45,677  $74,756
Weighted average interest rate at period end.........    8.07%    7.39%    7.23%
Maximum amount outstanding at any month's end........ $65,975  $82,273  $74,756
Average amount outstanding........................... $48,311  $51,841  $32,267
Weighted average interest rate.......................    7.03%    6.75%    7.50%


  Total Mortgage Loan Acquisitions and Resales


  As of September 30, 2001 and September 30, 2000


   During the first nine months of 2001, we acquired $2.3 billion of mortgage loans, and we sold $2.2 billion of these mortgage loans in the secondary market. At September 30, 2001, we carried $143.3 million of mortgage loans as mortgage loans held for sale on our balance sheet pending sale of such loans. During the first nine months of 2000, we acquired $860.3 million of mortgage loans while we sold in the secondary market $870.1 million of mortgage loans. At September 30, 2000, we carried $77.5 million of mortgage loans as mortgage loans held for sale on our balance sheet pending sale of such loans.


  As of December 31, 2000, 1999 and 1998


   During 2000, we acquired $1.3 billion of mortgage loans, approximately all of which were resold in the secondary market with servicing rights retained. We acquired $1.9 billion of mortgage loans during 1999, $0.1 billion less than in 1998, and resold $1.8 billion in 1999. At each of December 31, 2000, 1999 and 1998, we carried $108.8 million, $87.3 million and $128.4 million, respectively, of mortgage loans held for sale on our balance sheet.


  Servicing Rights


  As of September 30, 2001 and September 30, 2000


   At September 30, 2001, we carried $2.8 million of mortgage servicing rights on our balance sheet, compared to $3.2 million at September 30, 2000 and $3.8 million at December 31, 2000. We are amortizing the mortgage servicing rights over an accelerated period. We held servicing rights with respect to loans with unpaid principal balances totaling $434.2 million at September 30, 2001, $309.1 million at September 30, 2000 and $324.7 million at December 31, 2000. During the first nine months of 2001, we sold servicing rights with respect to $2.1 billion of mortgage loans carried on our balance sheet at costs of $18.8 million for a gain of $13.6 million. During the first three quarters of 2000, we sold servicing rights with respect to $913.1 million of mortgage loans carried on our balance sheet at a cost of $11.1 million, for a gain of $4.1 million.


  As of December 31, 2000, 1999 and 1998


   At December 31, 2000, we held servicing rights with respect to loans with unpaid principal balances totaling $342.7 million, compared to $420.0 million at December 31, 1999 and $486.0 million at December 31, 1998. During 2000, we sold servicing rights with respect to $1.3 billion of mortgage loans carried on our balance sheet at a cost of $15.9 million for a $6.2 million gain. During 1999, we sold servicing rights with respect to $1.8 billion of loans with a cost of $21.2 million, resulting in a gain of $9.8 million. In 1998, we sold servicing rights with respect to $1.6 billion of mortgage loans carried at a cost of $15.1 million, resulting in a gain of $10.2 million.

   The market value of our servicing portfolio is contingent upon many factors, including, without limitation, the interest rate environment, the estimated life of the servicing portfolio, the loan quality of the servicing portfolio and the coupon rate of the loan portfolio. We cannot provide assurance that we will continue to experience a market value of our servicing portfolio in excess of the cost to acquire the servicing rights, nor can we provide assurance as to the expected life of our servicing portfolio, or as to the timing or amount of any sales of our retained servicing rights.


   Crescent Bank's other borrowings consist of borrowings from the Federal Home Loan Bank of Atlanta, which is priced at the Federal Home Loan Bank of Atlanta daily rate plus 25 basis points. At September 30, 2001, this rate was 3.55%. All mortgage production generated by CMS is funded through warehouse lines of credit from Colonial Bank, priced at one-month LIBOR plus 100 basis points with a floor of 250 basis points, and UBS/Paine Webber, priced at one-month LIBOR plus 150 basis points. At September 30, 2001, these rates were 4.54% and 4.67%, respectively.


  Capital and Liquidity


   Our capital adequacy is measured by risk-based and leverage capital guidelines. Developed by regulatory authorities to establish capital requirements, the risk-based capital guidelines assign weighted levels of risk to various asset categories. Among other things, these guidelines currently require us to maintain a minimum ratio of 8.0% of total capital to risk-adjusted assets. Under the guidelines, one-half of our required capital must consist of Tier 1 Capital, which would include such things as our tangible common shareholders' equity and any qualifying perpetual preferred stock. The leverage guidelines provide for a minimum ratio of Tier 1 Capital to total assets of 3.0% if we meet certain requirements, including having the highest regulatory rating, and cushion the ratio by an additional 1.0% to 2.0% otherwise. The guidelines also specify that bank holding companies that are experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the guidelines indicate that the Federal Reserve will continue to consider a "Tangible Tier 1 Leverage Ratio," calculated without the inclusion of intangible assets, in evaluating proposals for expansion or new activity. The Federal Reserve has not advised us, and the FDIC has not advised Crescent Bank, of any specific minimum leverage ratio or Tangible Tier 1 Leverage Ratio that we are required to meet. Crescent Bank has agreed with the Georgia Department to maintain a leverage ratio of 8.0%.


   At September 30, 2001, Crescent Bank's leverage ratio was 6.54%. To address the leverage ratio shortcoming, we have enhanced our dividend reinvestment plan and obtained a 30% participation rate, and are pursuing alternative means of raising capital, including this offering. On November 9, 2001, we completed a $3.5 million offering and sale of trust preferred securities. We will contribute approximately $2.4 million of the net proceeds from this offering to Crescent Bank.


   At September 30, 2001, our total consolidated shareholders' equity was $20.7 million, or 6.38% of total consolidated assets, compared to $15.1 million, or 7.23% of total consolidated assets, at September 30, 2000. The decrease in shareholders' equity to total asset ratio in the first nine months of 2001 was the result of a 33% increase in total consolidated assets.


   Our total consolidated shareholders' equity was $15.8 million, or 6.53% of total consolidated assets, at December 31, 2000, compared to $14.9 million, or 8.46% of total consolidated assets, at December 31, 1999 and $14.1 million, or 7.10% of total consolidated assets, at December 31, 1998. The decrease in shareholders' equity in 2000 was the result of a 38% increase in total consolidated assets, primarily due to commercial banking loans. The increase in shareholders' equity to total asset ratio in 1999 was due to a 12% decrease in our total consolidated assets, primarily the result of decreased mortgage loan production in 1999 which was only partially offset by our increases in commercial loans.

   At September 30, 2001, our ratio of total consolidated capital to risk-adjusted assets was 10.14%, 9.42% of which consisted of tangible common shareholders' equity. We paid $423,212, or $.2325 per share, of dividends to our shareholders during the first nine months of 2001. A quarterly dividend of $.0775 was declared in October 2001 and was paid on November 12, 2001. As of September 30, 2000, our ratio of total consolidated capital to risk-adjusted assets was 9.64%, 8.95% of which consisted of tangible common shareholders' equity, and, as of December 31, 2000, total consolidated capital to risk-adjusted assets was 10.35%, 9.54% of which consisted of tangible common shareholders' equity. At December 31, 2000, the ratio of total consolidated capital to risk-adjusted assets was 10.35%, with 9.54% comprised of tangible common shareholders' equity, compared to a ratio of 13.62%, with 12.88% of tangible common shareholders' equity, at December 31, 1999 and a ratio of 13.45%, with 12.74% of tangible common shareholders' equity, at December 31, 1998. During 2000, we paid $531,902 of dividends, or $.30 per share, compared to $400,473, or $.23 per share, during 1999 and $273,267, or $.165 per share, during 1998.


   In connection with the completion of our offering and sale of $3.5 million of trust preferred securities on November 9, 2001, we repaid a portion of our outstanding loan from The Bankers Bank and replaced the remaining $2.6 million that we had outstanding under that loan with a new $2.6 million line of credit with The Bankers Bank. Our borrowing under this new line of credit will accrue interest at the prime rate, as reported in the Money Rates section of The Wall Street Journal, minus 0.50%. Under the terms of the line of credit, we are required to pay 12 months of interest only, due on a quarterly basis, followed by ten equal principal payments over 10 years, with interest due quarterly. We presently expect to use a portion of the net proceeds of our common stock offering to fully repay this line of credit.


   Liquidity involves our ability to raise funds to support asset growth, meet deposit withdrawals and other borrowing needs, maintain reserve requirements, and otherwise sustain our operations. This is accomplished through maturities and repayments of our loans and investments, our deposit growth, and our access to sources of funds other than deposits, such as the federal funds market and borrowings from the Federal Home Loan Bank and other lenders.


   As of September 30, 2001, we had various sources of liquidity, distinct from our internal equity and operational financing, that were available to us to support our growth and operations. We have access to $55 million in borrowing through our line of credit with the Federal Home Loan Bank of Atlanta, for which we had an average drawn balance of $156,000 for the nine months ended September 30, 2001. We also maintain warehouse lines of credit from UBS PaineWebber Inc. and Colonial Bank totaling $120 million, available to fund the origination and holding of our mortgage loan business. In addition, we have $11.6 million of federal funds lines that we may access. As of November 9, 2001, we replaced an existing $2.6 million line of credit with The Bankers Bank with a new $2.6 million line.


   Our average liquid assets consist of cash and amounts due from banks, interest-bearing deposits in other banks, federal funds sold, mortgage loans held for sale net of borrowings, investment securities and securities held for sale. These average liquid assets totaled $94.3 million, $45.8 million and $54.7 million during the nine month period ended September 30, 2001, the nine month period ended September 30, 2000, and the twelve month period ended December 31, 2000, representing 49%, 39% and 44% of average deposits for those periods, respectively. The average liquid assets during the periods ended December 31, 1999 and December 31, 1998 were $56.6 million and $52.2 million, representing 55% and 62% of average deposits for the years, respectively. The decrease in average liquid assets as a percentage of average deposits in 1999 was the result of the decrease in mortgage loans held for sale as well as the increase in fixed assets in 1999. Average net non-mortgage loans were 52%, 61% and 60% of average deposits during the nine month periods ended September 30, 2001 and September 30, 2000, and the twelve month period ended December 31, 2000, respectively. Average net non-mortgage loans were 45% and 4% of average deposits for 1999 and 1998, respectively. Average deposits were 62%, 72% and 72% of average interest-earning assets during the nine month periods ended September 30, 2001 and September 30, 2000, and the twelve month period ended December 31, 2000, respectively. Average deposits were 63% and 64% of average interest-earning assets for 1999 and 1998, respectively.

   The following table shows operating and capital ratios for each of the last three years:



                                                             Year ended
                                                            December 31,
                                                          -------------------
                                                          2000   1999   1998
                                                          -----  -----  -----
Percentage of net income to:
  Average shareholders' equity...........................  6.82%  8.72% 25.88%
  Average total assets...................................  0.52%  0.69%  2.16%
Percentage of average shareholders' equity to average
 total assets............................................  7.68%  7.91%  8.33%
Percentage of dividends paid to net income............... 50.94% 30.97%  8.85%


   Crescent Bank actively manages the levels, types and maturities of interest-earning assets in relation to the sources available to fund current and future needs. In addition to the borrowing sources related to the mortgage operations, Crescent Bank also maintains federal funds lines of credit totaling $6.1 million. Crescent Bank's liquidity position has also been enhanced by the operations of their mortgage division due to the investment of funds in short-term assets in the form of mortgages held for sale. Once funded, mortgages will generally be held by Crescent Bank for a period of 10 to 30 days. We believe Crescent Bank's liquidity sources are adequate to meet its operating needs in the foreseeable future. Similarly, CMS' liquidity is adequate for its operations due to its investment in the short-term mortgage loans it holds for resale.


Quantitative and Qualitative Disclosures about Our Market Risk


   Market risk is the risk of loss arising from adverse changes in fair value of financial instruments due to a change in economic conditions, interest rates, regulations and laws. We are inherently affected by different market risks. Our primary risk is interest rate risk. We do not conduct foreign exchange transactions or trading activities which would produce price risk.


 Interest Rate Risk


   Interest rate risk is the risk to earnings or market value of equity from the potential movement in interest rates. The primary purpose of managing interest rate risk is to reduce interest rate volatility and achieve reasonable stability to earnings from changes in interest rates and preserve the value of our equity. Changes in interest rates affects our volume of mortgage production, value and retention of mortgage servicing rights and value and effectiveness of mortgage interest rate hedges.


   We manage interest rate risk by maintaining what we believe to be the proper balance of rate sensitive assets, rate sensitive liabilities and off- balance sheet interest rate hedges. The relationship between rate sensitive assets and rate sensitive liabilities is a key factor in projecting the effect of interest rate changes on net interest income. Rate sensitive assets and rate sensitive liabilities are those that can be repriced to current rates within a relatively short time period. We monitor the rate sensitivity of earning assets and interest-bearing liabilities over the entire life of these instruments, but place particular emphasis on the first year. The following table shows our rate sensitive position at September 30, 2001. Approximately 79.8% of earning assets and 92.9% of funding for these earning assets is scheduled to reprice at least once during the next twelve months. The total excess of interest-bearing assets over interest-bearing liabilities, based on a one-year time period, was $2.5 million, or 0.8% of total assets.

                      Interest Rate Sensitivity Gaps


                         As of September 30, 2001



                                               Amounts Repricing In
                                   --------------------------------------------
                                   0-90 Days 91-365 Days 1-5 Years Over 5 Years
                                   --------- ----------- --------- ------------
                                              (millions of dollars)
Interest-earning assets...........  $202.3     $ 26.6      $39.1      $18.8
Interest-bearing liabilities......   152.4       79.0       16.2        1.4
                                    ------     ------      -----      -----
Interest sensitivity gap..........  $ 49.9     $(52.4)     $22.9      $17.4
                                    ======     ======      =====      =====


   We were in an asset-sensitive position for the cumulative three-month, one-to-five year and over five-year intervals. This means that during the five-year period, if interest rates decline, the net interest margin will decline. During the 0-90 day period, which has the greatest sensitivity to interest rate changes, if rates rise, the net interest margin will improve. Conversely, if interest rates decrease over this period, the net interest margin will decline. At September 30, 2001, we were within our policy guidelines of rate-sensitive assets to rate-sensitive liabilities of 80-140% at the one-year interval. Since all interest rates and yields do not adjust at the same time or rate, this is only a general indicator of rate sensitivity.


   We also use mandatory commitments to deliver mortgage loans held for sale, reducing the interest rate risk. At September 30, 2001, our commitments to purchase mortgage loans, referred to as the mortgage pipeline, totaled approximately $766.0 million. Of the mortgage pipeline, we had, as of September 30, 2001, approximately $425.1 million for which we had interest rate risk. The remaining $340.9 million of mortgage loans are not subject to interest rate risk. The mortgages not subject to interest rate risk are comprised of:


  . loans under contract to be placed with a private investor through a best efforts agreement, where the investor purchases the loans from us at the contractual loan rate;


  . loans with floating interest rates which close at the current market rate; and


  . loans where the original fixed interest rate commitment has expired and which will be repriced at the current market rate.


   Our mortgage division has adopted a policy intended to reduce interest rate risk incurred as a result of market movements that occur between the time commitments to purchase mortgage loans are made and the time the loans are closed. Accordingly, commitments to purchase loans will be covered either by a mandatory sale of such loans into the secondary market or by the purchase of an option to deliver to the secondary market a mortgage-backed security. The mandatory sale commitment is fulfilled with loans closed by us through pairing off the commitment by purchasing loans through the secondary market. In some circumstances, we seek best execution by pairing off the commitment to sell closed loans and fulfilling that commitment with loans we purchase through the secondary market. We cover mortgage loans held for sale either by a mandatory sale of the loans or by the purchase of an option to deliver the loans to the secondary market. The cost of the hedge is considered as part of the carrying amount of the loans which is allocated between the loans sold and the mortgage servicing rights based on their fair values at the time of sale.


   On January 1, 2001, we adopted Financial Accounting Standards Board (FASB) No. 133, "Accounting For Certain Derivative Instruments And Hedging Activities," and FASB No. 138, "Accounting For Certain Derivative Instruments And Certain Hedging Activities--An Amendment of FASB No. 133", which we refer to together as "FAS 133." Under FAS 133, all derivative financial instruments are to be recognized on a company's balance sheet at fair value. On the date we enter into a derivative contract, we designate the derivative instrument as either:


  (1) a hedge of the fair value of a recognized asset, liability or an unrecognized firm commitment, called a "fair value" hedge;

  (2) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability, called a "cash flow" hedge; or


  (3)  a free-standing derivative instrument.


   For a fair value hedge, changes in the fair value of the derivative instrument and changes in the fair value of the hedged asset or liability attributable to the hedged risk are recorded in the net income of the current period. For a cash flow hedge, changes in the fair value of the derivative to the extent that it is effective are recorded in other comprehensive income within the stockholders' equity section of the balance sheet and subsequently reclassified as income in the same period that the hedged transaction impacts net income. For free-standing derivatives instruments, changes in the fair values are reported in the net income of the current period.


   We formally document the relationship between hedging instruments and hedged items, as well as the risk management objective and strategy for undertaking various hedging transactions.


   The primary market risk facing us is interest rate risk related to our locked pipeline. The locked pipeline is comprised of interest rate lock commitments issued on residential mortgage loans to be held for sale. In order to mitigate the risk that a change in interest rates will result in a decline in the value of our locked pipeline, we enter into hedging transactions. The locked pipeline is hedged with mandatory sales commitments or options to deliver mortgage-backed securities that generally correspond with the composition of the locked pipeline. Due to the variability of closings in the locked pipeline, which is driven primarily by interest rates, our hedging policies require that a percentage of the locked pipeline be hedged with these types of derivative instruments. We are generally not exposed to significant losses, nor will we realize significant gains, related to our locked pipeline, due to changes in interest rates, net of gains or losses on associated hedge positions. However, we are exposed to the risk that the actual closings in the locked pipeline may deviate from the estimated closings for a given change in interest rates. Although interest rates are the primary determinant, the actual loan closings from the locked pipeline are influenced by many factors, including the composition of the locked pipeline and remaining commitment periods. Our estimated closings are based on historical data of loan closings as influenced by recent developments. The locked pipeline is considered a portfolio of derivative instruments. The locked pipeline, and the associated free-standing derivative instruments used to hedge the locked pipeline, are marked to fair value and recorded as a component of gain on sale of loans in the income statement.


   At the date of adoption, we recorded certain transition adjustments as required by FAS 133. The impact on net income, net of tax, was approximately $(69,770). Through September 30, 2001 the impact on net income, net of tax, was $(160,281).


   In hedging our mortgage pipeline, we must use a best estimation of the percentage of the pipeline that will not close, which we refer to as the "fallout." Fallout is caused by, among other things, the borrowers' failures to qualify for the loan, construction delays, inadequate appraisal values and changes in interest rates which are substantial enough for the borrower to seek another financing source. An increasing interest rate environment provides greater motivation for the consumer to lock rates and close loans. Conversely, in a decreasing interest rate environment, the consumer has a tendency to delay locking rates and closing loans in order to obtain the lowest rate. As a result, an increasing interest rate environment generally results in our fallout ratio to be less than in an average market. In a decreasing rate environment, our fallout ratio tends to be greater than in an average market. If our fallout ratio is greater than anticipated, we will have more mandatory commitments to deliver loans than we have loans for which we have closed. In this circumstance, we must purchase the loans to meet the mandatory commitment on the secondary market and therefore will have interest rate risk in these loans. If our fallout ratio is less than anticipated, we will have fewer mandatory commitments to deliver loans than we have loans for which we have closed. In this circumstance, we must sell the loans on the secondary market without a mandatory commitment and therefore will have interest rate risk in these loans.


   Our success in reducing our interest rate risk is directly related to our ability to monitor and estimate the fallout. While we may use other hedging techniques other than mandatory and optional delivery, our mortgage division's secondary marketing policy does not allow speculation. As of September 30, 2001, we had purchase commitment agreements in place, terminating between October and December of 2001, with respect to an aggregate of approximately $233.0 million to hedge our mortgage pipeline of $425.1 million for which we had an interest rate risk, compared to $87.9 million and $124.5 million, respectively, one year earlier. Additionally, at December 31, 2000, we had purchase commitments of $52.2 million to hedge the mortgage loans held for sale of $108.8 million, compared to $45.8 million to hedge $87.2 million one year earlier.


   We use additional tools to monitor and manage interest rate sensitivity. One of our tools is the shock test. The shock test projects the effect of an interest rate increase and decrease for 100 and 200 basis points movements. The test projects the effect on our rate sensitive assets and liabilities, mortgage pipeline, mortgage servicing rights and mortgage production.


   We continually try to manage our interest rate sensitivity gap. Attempting to reduce the gap is a constant challenge in a changing interest rate environment and one of the objectives of our asset/liability management strategy.


  Effects of Inflation


   Inflation generally increases the cost of funds and operating overhead, and, to the extent loans and other assets bear variable rates, the yields on such assets. Unlike most industrial companies, virtually all of our assets and liabilities, as a financial institution, are monetary in nature. As a result, interest rates generally have a more significant impact on our performance than the effects of general levels of inflation have. Although interest rates do not necessarily move in the same direction, or to the same extent, as the prices of goods and services, increases in inflation generally have resulted in increased interest rates, and the Federal Reserve increased the interest rate three times in 1999 for a total of 75 basis points in an attempt to control inflation. However, the Federal Reserve also has reduced interest rates on eight occasions for a total of 375 basis points in the first nine months of 2001.


   In addition, inflation results in an increased cost of goods and services purchased, cost of salaries and benefits, occupancy expense and similar items. Inflation and related increases in interest rates generally decrease the market value of investments and loans held and may adversely affect the liquidity and earnings of our commercial banking and mortgage banking businesses, and our shareholders' equity. With respect to our mortgage banking business, mortgage originations and refinancings tend to slow as interest rates increase, and increased interest rates would likely reduce our earnings from such activities and the income from the sale of residential mortgage loans in the secondary market.

                       TRANSACTIONS WITH RELATED PARTIES

   The directors and officers of Crescent, Crescent Bank and CMS, and some of the business organizations and individuals associated with our directors and officers, have been customers of Crescent Bank and have had, and may continue to have, banking transactions with Crescent Bank in the ordinary course of business. These banking transactions include loans, commitments, lines of credit and letters of credit and were made on substantially the same terms, including interest rates, repayment terms and collateral, as those terms prevailing at the time for comparable banking transactions with other unrelated persons. These transactions did not and do not involve any greater than normal risk of collectibility or other unfavorable terms or features. We anticipate additional banking transactions with these persons and businesses in the future. At December 31, 2001, the amount of credit that we extended to our directors, executive officers, principal shareholders and their associates was approximately $2.6 million, or approximately 11.38% of our total consolidated shareholders equity.


                           SUPERVISION AND REGULATION

   Bank holding companies, banks and mortgage companies are extensively regulated under both federal and state law. The following discussion summarizes some of the relevant statutes, rules, and regulations affecting us. This summary is qualified in its entirety by reference to the statutory and regulatory provisions referred to below and elsewhere in this prospectus and is not intended to be a complete description of the statutes or regulations applicable to our business. Any change in these laws or regulations may have an important effect on our business. Supervision, regulation, and examination of bank holding companies, banks and mortgage companies by regulatory agencies are intended primarily for the protection of bank depositors rather than holders of our common stock.

Bank Holding Company Regulation

 General

   Crescent is a bank holding company within the meaning of the Bank Holding Company Act of 1956. As a bank holding company registered with the Federal Reserve under the Bank Holding Company Act and the Georgia Department of Banking and Finance under the Financial Institutions Code of Georgia, Crescent is subject to supervision, examination, and reporting by the Federal Reserve and the Georgia Department. Crescent's activities will be limited to banking, managing or controlling banks, furnishing services to or performing services for its subsidiaries, or engaging in any other activity that the Federal Reserve determines to be so closely related to banking, or managing or controlling banks, as to be a proper incident to these activities.

   Crescent is required to file with the Federal Reserve periodic reports and any additional information as the Federal Reserve may require. The Federal Reserve regularly examines Crescent and may examine its subsidiaries, including Crescent Bank. The Georgia Department also may examine Crescent.

 Investment Activities

   The Bank Holding Company Act requires prior Federal Reserve approval for, among other things:

  . the acquisition by a bank holding company of direct or indirect ownership or control of more than 5% of the voting shares or substantially all of the assets of any bank; and

  . a merger or consolidation of a bank holding company with another bank holding company.

A bank holding company may acquire direct or indirect ownership or control of voting shares of any company that is engaged directly or indirectly in banking or managing or controlling banks or performing services for its authorized subsidiaries. A bank holding company may also engage in or acquire an interest in a company that engages in activities which the Federal Reserve has determined by regulation or order to be so closely related to banking as to be a proper incident to these activities.

   Under the Bank Holding Company Act, Crescent will be generally prohibited from engaging in or acquiring direct or indirect control of more than 5% of the voting shares of any company engaged in non-banking activities unless the Federal Reserve, by order or regulation, has found those activities to be so closely related to banking or managing or controlling banks as to be a proper incident to these activities.

   In addition, and subject to exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with related regulations, require Federal Reserve approval--or, depending on the circumstances, no notice of disapproval--prior to any person or company acquiring "control" of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company.

   The Bank Holding Company Act, as amended by the interstate banking provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, repealed the prior statutory restrictions on interstate acquisitions of banks by bank holding companies, so that any bank holding company located in one state may lawfully acquire a bank located in any other state, regardless of state law to the contrary, in either case subject to deposit-percentage, aging requirements, and other restrictions. The Riegle-Neal Interstate Banking and Branching Efficiency Act also generally provides that national and state-chartered banks may branch interstate through acquisitions of banks in other states. By adopting legislation prior to that date, a state has the ability either to "opt in" and accelerate the date after which interstate branching is permissible or "opt out" and prohibit interstate branching altogether. In March 1996, the Georgia legislature adopted legislation opting into interstate branching effective June 1, 1997.

   The Economic Growth and Regulatory Paperwork Reduction Act of 1996, or EGRPRA, streamlined the non-banking activities application process for well-capitalized and well-managed bank holding companies. Under EGRPRA, qualified bank holding companies may commence a regulatory approved non-banking activity without prior notice to the Federal Reserve; however, written notice is required within 10 days after commencing the activity. Under EGRPRA, the prior notice period is reduced to 12 days if any non-banking acquisition or share purchase or de novo non-banking activity previously approved by order of the Federal Reserve but not yet implemented by regulations, assuming the size of the acquisition or proposed activity does not exceed 10% of risk-weighted assets of the acquiring bank holding company and the consideration does not exceed 15% of Tier 1 Capital.

   In 1997, the Federal Reserve adopted amendments to its Regulation Y, implementing some of the provisions of EGRPRA. Among other things, these amendments to Federal Reserve Regulation Y:

  . reduce the notice and application requirements applicable to bank and non-bank acquisitions and de novo expansion by well-capitalized and well-managed holding companies;

  . expand the list of non-banking activities permitted under Regulation Y and reduce limitations on previously permitted activities; and

  . amend Federal Reserve anti-tying restrictions to allow banks greater flexibility to package products with their affiliates.

   In November 1999, Congress enacted the Gramm-Leach-Bliley Act, which made substantial revisions to the statutory restrictions separating banking activities from other financial activities. Under the Gramm-Leach-Bliley Act, bank holding companies that are well-capitalized and well-managed and meet other conditions can elect to become "financial holding companies." As financial holding companies, they and their subsidiaries are permitted to acquire or engage in previously impermissible activities such as insurance underwriting, securities underwriting and distribution, travel agency activities, broad insurance agency activities, merchant banking, and other activities that the Federal Reserve determines to be financial in nature or complementary to these activities. Financial holding companies continue to be subject to the overall oversight and supervision of the Federal Reserve, but the Gramm-Leach-Bliley Act applies the concept of functional regulation to the activities conducted by subsidiaries. For example, insurance activities would be subject to supervision and regulation by state insurance authorities. While Crescent has not elected to become a financial holding company in order to exercise the broader activity powers provided by the Gramm-Leach-Bliley Act, we may elect to do so in the future.

 Georgia Department

   Crescent is also regulated by the Georgia Department. The Georgia Code requires all Georgia bank holding companies to register annually with the Georgia Department. This registration includes information with respect to the financial condition, operations, and management of intercompany relationships of the bank holding company and its subsidiaries and related matters. The Georgia Department may also require other information necessary to keep itself informed as to whether there has been compliance with the provisions of Georgia law and the regulations and orders issued by the Georgia Department. The Georgia Code also requires prior Georgia Department approval for the acquisition by a bank holding company of direct or indirect ownership or control of more than 5% of the voting shares or substantially all of the assets of any bank, for a merger or consolidation of a bank holding company with another bank holding company, or for other similar investment activities regulated by the Bank Holding Company Act.

 Source of Financial Strength

   Federal Reserve policy requires a bank holding company to act as a source of financial strength and to take measures to preserve and protect bank subsidiaries in situations where additional investments in a troubled bank may not otherwise be warranted. In addition, under the Financial Institutions Reform, Recovery and Enforcement Act of 1989, or FIRREA, if a bank holding company has more than one bank or thrift subsidiary, each of the bank holding company's subsidiary depository institutions are responsible for any losses to the FDIC as a result of an affiliated depository institution's failure. As a result, a bank holding company may be required to loan money to its subsidiaries in the form of capital notes or other instruments which qualify as capital under regulatory rules. However, any loans from the bank holding company to those subsidiary banks will likely be unsecured and subordinated to that bank's depositors and perhaps to other creditors of that bank.

Bank Regulation

 General

   Crescent Bank is a Georgia bank whose deposits are insured by the FDIC's Bank Insurance Fund. Crescent Bank is subject to regulation and examination by the Georgia Department and by its primary federal regulator, the FDIC. The Georgia Department and the FDIC will regulate and monitor all of Crescent Bank's operations, including reserves, loans, mortgages, payments of dividends, interest rates, and the establishment of branches. Interest and other charges collected or contracted for by Crescent Bank will be subject to state usury laws and federal laws concerning interest rates.

   Under the Federal Deposit Insurance Corporation Improvement Act of 1991, or FDICIA, all insured institutions must undergo regular on-site examination by the appropriate banking agency. The cost of examinations of insured depository institutions and any affiliates may be assessed by the appropriate agency against each institution or affiliate as it deems necessary or appropriate. Insured institutions are required to submit annual reports to the FDIC, the appropriate banking agency and, when appropriate, state supervisors. FDICIA also directs the FDIC to develop with other appropriate agencies a method for insured depository institutions to provide supplemental disclosure of the estimated fair market value of assets and liabilities, to the extent feasible and practicable, in any balance sheet, financial statement, report of condition, or any other report of any insured depository institution. FDICIA also requires the federal banking regulatory agencies to prescribe, by regulation, standards for all insured depository institutions and depository institution holding companies relating to, among other things:

  . internal controls, information systems, and audit systems;

  . loan documentation;

  . credit underwriting;

  . interest rate risk exposure; and

  . asset quality.

 Transactions With Affiliates and Insiders

   We are subject to the provisions of Section 23A of the Federal Reserve Act, which place limits on the amount of loans or extensions of credit to investments in or certain other transactions with affiliates and on the amount of advances to third parties collateralized by the securities or obligations of affiliates. In addition, most of these loans and some other transactions must be secured in prescribed amounts.

   We are also subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibit a financial institution from engaging in some types of transactions with affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with non-affiliated companies. We are subject to restrictions on extensions of credit to executive officers, directors, principal shareholders, and their related interests. These extensions of credit:

  . must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties; and

  . must not involve more than the normal risk of repayment or present other unfavorable features.

 Dividends

   Various statutes and contracts limit Crescent Bank's ability to pay dividends, extend credit or otherwise supply funds to us and our subsidiaries. We expect dividends from Crescent Bank to constitute our major source of funds for servicing our debt and paying cash dividends on our common stock. Under Georgia law, the Georgia Department's approval of a dividend by Crescent Bank generally is required if:

  . total classified assets at the most recent examination of Crescent Bank exceed 80% of equity capital as reflected at that examination;

  . the aggregate amount of dividends to be paid in the calendar year exceeds
    50% of Crescent Bank's net profits, after taxes but before dividends, for the previous year; or

  . the ratio of Crescent Bank's equity capital to its adjusted total assets is less than 6%.

   The FDIC has the general authority to limit the dividends paid by insured banks if the payment is deemed an unsafe and unsound practice. The FDIC has indicated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsound and unsafe banking practice. The FDIC regularly examines Crescent Bank and has the authority to approve or disapprove the establishment of branches, mergers, consolidations and other similar corporate actions. Furthermore, the FDIC has the right to prevent or remedy unsafe or unsound banking practices or other violations of law.

 Other Regulations

   Interest and other charges collected or contracted for by Crescent Bank will be subject to state usury laws and federal laws concerning interest rates. Crescent Bank's loan operations will also be subject to federal laws applicable to credit transactions, such as:

  . the federal Truth-In-Lending Act governing disclosures of credit terms to consumer borrowers;

  . the Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

  . the Equal Credit Opportunity Act prohibiting discrimination on the basis of race, creed, or other prohibited factors in extending credit;

  . the Fair Credit Reporting Act of 1978 governing the use and provision of information to credit reporting agencies;

  . the Fair Debt Collection Act governing the manner in which consumer debts may be collected by collection agencies; and

  . the rules and regulations of the various federal agencies charged with the responsibility of implementing these federal laws.

The deposit operations of Crescent Bank are also subject to:

  . the Right to Financial Privacy Act, which imposes a duty to maintain the confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and

  . the Electronic Funds Transfer Act and Regulation E issued by the Federal
    Reserve Board to implement that act, which governs automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

Mortgage Banking Regulation

   CMS is licensed and regulated as a "mortgage banker" by the Georgia Department. It is also qualified as a Freddie Mac seller/servicer and must meet the requirements of the corporations and various private parties with which it conducts business, including warehouse lenders and those private entities to which it sells mortgage loans.

Enforcement Policies and Actions

   FIRREA and subsequent federal legislation significantly increases the enforcement authorities of the FDIC and other federal depository institution regulators and authorizes the imposition of civil money penalties of up to $1 million per day. Persons who are affiliated with depository institutions can be removed from any office held in that institution and banned for life from participating in the affairs of any financial institution. The banking regulators have not hesitated to use the enforcement authorities provided under FIRREA.

Capital Regulations

   The Federal Reserve and the FDIC have adopted risk-based capital guidelines for bank holding companies and state non-member banks, respectively. The guideline for a minimum ratio of capital to risk-weighted assets, including certain off-balance-sheet activities, such as standby letters of credit, is 8%. At least half of the total capital must consist of Tier 1 Capital, which includes common equity, retained earnings and a limited amount of qualifying preferred stock, less goodwill. The remainder may consist of Tier 2 Capital, which includes non-qualifying preferred stock, qualifying subordinated, perpetual, and/or mandatory convertible debt, term subordinated debt and intermediate term preferred stock and up to 45% of the pretax unrealized holding gains on available-for-sale equity securities with readily determinable market values that are prudently valued, and a limited amount of any loan loss allowance.

   In addition, the federal agencies have established minimum leverage ratio guidelines for bank holding companies, national banks, and state banks, which provide for a minimum leverage ratio of Tier 1 Capital to adjusted average quarterly assets equal to 3.0%, plus an additional cushion of 1.0% to 2.0%, if the institution has less than the highest regulatory rating. The guidelines also provide that institutions experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Higher capital may be required in individual cases, depending upon a bank holding company's risk profile. All bank holding companies and banks are expected to hold capital commensurate with the level and nature of their risks, including the volume and severity of their problem loans. Lastly, the Federal Reserve's guidelines indicate that the Federal Reserve will continue to consider a "Tangible Tier 1 Leverage Ratio," calculated by deducting all intangibles, in evaluating proposals for expansion or new activity. The Federal Reserve and the FDIC have not advised us of any specific minimum leverage ratio or Tangible Tier 1 Leverage Ratio applicable to them.

   FDICIA requires the federal banking agencies to take "prompt corrective action" in respect of depository institutions that do not meet minimum capital requirements. FDICIA establishes five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized."

   The capital measures used by the federal banking regulators are:

  . the Total Capital ratio, which is the total of Tier 1 Capital and Tier 2
    Capital;

  . the Tier 1 Capital ratio; and

  . the leverage ratio.

   Under these regulations, a bank will be:

  . ""well capitalized" if it has a Total Capital ratio of 10% or greater, a Tier 1 Capital ratio of 6% or greater, and is not subject to any written agreement, order, capital directive, or prompt corrective action directive by a federal bank regulatory agency to meet and maintain a specific capital level for any capital measure;

  . ""adequately capitalized" if it has a Total Capital ratio of 8% or greater, a Tier 1 Capital ratio of 4% or greater, and a leverage ratio of 4% or greater--or 3% in certain circumstances--and is not well capitalized;

  . ""undercapitalized'' if it has a Total Capital ratio of less than 8% or a Tier 1 Capital ratio of less than 4%--or 3% in certain circumstances;

  . ""significantly undercapitalized" if it has a Total Capital ratio of less than 6%, a Tier 1 Capital ratio of less than 3%, or a leverage ratio of less than 3%; or

  . ""critically undercapitalized" if its tangible equity is equal to or less than 2% of average quarterly tangible assets.

   The Federal Reserve has adopted changes to its risk-based and leverage ratio requirements applicable to bank holding companies and state-chartered member banks that require that all intangibles, including core deposit intangibles, purchased mortgage servicing rights and purchased credit card relationships be deducted from Tier 1 Capital. The changes, however, grandfather identifiable assets, other than purchased mortgage servicing rights and purchased credit card relationships, acquired on or before February 19, 1992, and permit the inclusion of readily marketable purchased mortgage servicing rights and purchased credit card relationships to be included in Tier 1 Capital only up to the lesser of:

  . 90% of their fair market value; and

  . 100% of the remaining unamortized book value of those assets.

The FDIC has adopted substantially similar regulations.

   As of September 30, 2001, Crescent had Tier 1 Capital and Total Capital of approximately 9.42% and 10.14% of risk-weighted assets, while Crescent Bank had Tier 1 Capital and Total Capital of approximately 8.93% and 9.85% of risk-weighted assets. As of September 30, 2001, Crescent had a leverage ratio of Tier 1 Capital to total average assets of approximately 6.18% and Crescent Bank had a leverage ratio of Tier 1 Capital to total average assets of approximately 6.54%.

   We have not been informed of a particular leverage capital requirement applicable to us; however, we have agreed with the Georgia Department to maintain a leverage ratio of 8%. At September 30, 2001 Crescent Bank's leverage ratio was 6.54%.


   The Georgia Department also expects bank holding companies to maintain minimum levels of primary capital and adjusted primary capital on a consolidated basis--generally 5% of total assets. Under Georgia Department policies, the components of primary capital include:

  . common stock;

  . perpetual preferred stock;

  . surplus,

  . undivided profits;

  . mandatory convertible instruments;

  . allowances for loan and lease losses;

  . minority interests in consolidated subsidiaries and certain types of debt for loan and lease losses;

  . minority interests in consolidated subsidiaries; and

  . prescribed types of debt instruments.

While the Georgia Department's policies do not require the risk-weighting of assets, the Georgia Department assumes that moderate degrees of risk exist. If it discovers high amounts of risk or significant non-banking activities, the Georgia Department may require higher capital ratios. Further, the written policies of the Georgia Department require that Georgia banks generally maintain a minimum ratio of primary capital to total assets of 6.0%.

   The following table sets forth the capital information of Crescent and Crescent Bank as of September 30, 2001:



                                                   Capital Adequacy
                                         -------------------------------------
                                              Crescent        Crescent Bank
                                         ------------------ ------------------
                                         Amount  Percentage Amount  Percentage
                                         ------- ---------- ------- ----------
Leverage Ratio:
  Actual................................ $20,122    6.18%   $14,712    6.54%
  Minimum Required(1)................... $13,027    4.00%   $18,005    8.00% (2)
Risk-Based Capital:
Tier 1 Capital
  Actual................................ $20,122    9.42%   $14,712    8.93%
  Minimum Required...................... $ 8,543    4.00%   $ 6,593    4.00%
Total Capital:
  Actual................................ $21,647   10.14%   $16,237    9.85%
  Minimum Required...................... $17,086    8.00%   $13,185    8.00%

---------------------
(1) Represents the highest minimum requirement. Financial institutions that are contemplating acquisitions or are anticipating or experiencing significant growth may be required to maintain a substantially higher leverage ratio.
(2) Results from an agreement with the Georgia Department.

   On December 20, 1996, the FDIC adopted the Federal Financial Institutions Examination Council's updated statement of policy entitled "Uniform Financial Institutions Rating System" effective January 1, 1997. The Uniform Financial Institutions Rating System is an internal rating system used by the federal and state regulators for assessing the soundness of financial institutions on a uniform basis and for identifying those institutions requiring special supervisory attention. Under the previous rating system, each financial institution was assigned a confidential composite rating based on an evaluation and rating of five essential components of an institution's financial condition and operations, including:

  . capital adequacy;

  . asset quality;

  . management;

  . earnings; and

  . liquidity.

   The major changes include an increased emphasis on the quality of risk management practices and the addition of a sixth component of sensitivity to market risk. For most institutions, the FDIC has indicated that market risk primarily reflects exposures to changes in interest rate. When regulators evaluate this component, consideration is expected to be given to:

  . management's ability to identify, measure, monitor and control market risk;

  . the institution's size;

  . the nature and complexity of its activities and its risk profile; and

  . the adequacy of its capital and earnings in relation to its level of market risk exposure.

   Market risk is rated based upon, but not limited to, an assessment of:

  . the sensitivity of the financial institution's earnings or the economic value of its capital to adverse changes in interest rates, foreign exchange rates, commodity prices or equity prices;

  . management's ability to identify, measure and control exposure to market risk; and

  . the nature and complexity of interest rate risk exposure arising from nontrading positions.

FDICIA

   FDICIA directs that each federal banking regulatory agency prescribe standards for depository institutions and depository institution holding companies relating to:

  . internal controls;

  . information systems;

  . internal audit systems;

  . loan documentation;

  . credit underwriting;

  . interest rate exposure;

  . asset growth;

  . compensation;

  . a maximum ratio of classified assets to capital;

  . minimum earnings sufficient to absorb losses;

  . a minimum ratio of market value to book value for publicly traded shares;
     and

  . other standards that the agency deems appropriate.

These standards are not expected to have any material effect on Crescent or Crescent Bank.

   FDICIA also contains a variety of other provisions that may affect the operations of Crescent, including: new reporting requirements;

  . regulatory standards for estate lending;

  .  "truth in savings" proviosns;

  . the requirement that a depository institution give 90 days' prior notice to customers and regulatory authorities before closing any branch; and

a prohibition on the acceptance or renewal of brokered deposits by depository institutions that are not well capitalized or are adequately capitalized and have not received a waiver from the FDIC. Under regulations relating to brokered deposits, Crescent Bank is well capitalized and not restricted.

   FDICIA generally prohibits a depository institution from making any capital distribution, including the payment of a dividend or paying any management fee to its holding company if the depository institution would be undercapitalized as a result. Undercapitalized depository institutions are subject to growth limitations and are required to submit a capital restoration plan for approval. For a capital restoration plan to be acceptable, the depository institution's parent holding company must guarantee that the institution comply with the capital restoration plan. The aggregate liability of the parent holding company is limited to the lesser of:

  . 5% of the depository institution's total assets at the time it became undercapitalized; and

  . the amount necessary to bring the institution into compliance with applicable capital standards.

If a depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized. If the controlling holding company fails to fulfill its obligations under FDICIA and files, or has filed against it, a petition under the federal Bankruptcy Code, the claim would be entitled to a priority in such bankruptcy proceeding over third party creditors of the bank holding company.

   Significantly undercapitalized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets, and cessation of receipt of deposits from correspondent banks. Critically undercapitalized institutions are subject to the appointment of a receiver or conservator.

FDIC Insurance Assessments

   Crescent Bank is subject to FDIC deposit insurance assessments. Crescent Bank's deposits are primarily insured by the FDIC's Bank Insurance Fund. The FDIC utilizes a risk-based deposit insurance premium scheme to determine the assessment rates for Bank Insurance Fund-insured depository institutions. Each financial institution is assigned to one of three capital groups:

  . well capitalized;

  . adequately capitalized; or

  . undercapitalized.

Each financial institution is further assigned to one of three subgroups within a capital group, on the basis of supervisory evaluations by the institution's primary federal and, if applicable, state regulators and other information relevant to the institution's financial condition and the risk posed to the applicable insurance fund. The actual assessment rate applicable to a particular institution will, therefore, depend in part upon the risk assessment classification assigned to the institution by the FDIC. The FDIC is presently considering whether to charge deposit insurance premiums based upon management weaknesses and whether the bank's underwriting practices, concentrations of risk, and growth are undisciplined or outside industry norms.

   The Bank Insurance Fund assessment rates currently range from zero basis points on deposits for a financial institution in the highest category, to 27 basis points on deposits for an institution in the lowest category, but may rate as high as 31 basis points for some institutions. In addition, the Deposit Insurance Funds Act of 1996 authorized the FDIC to collect FICO deposit assessments on Bank Insurance Fund-assessable deposits, which at June 30, 2001 was 4.88 basis points for Bank Insurance Fund-insured banks.

Community Reinvestment Act

   Crescent and Crescent Bank are subject to the provisions of the Community Reinvestment Act of 1977 and the federal banking agencies' related regulations. Under the Community Reinvestment Act, all banks and thrifts have a continuing and affirmative obligation, consistent with safe and sound operation, to help meet the credit needs for their entire communities, including low- and moderate-income neighborhoods. The Community Reinvestment Act requires a depository institution's primary federal regulator, in connection with its examination of the institution, to assess the institution's record in assessing and meeting the credit needs of the community served by that institution, including low- and moderate-income neighborhoods. The regulatory agency's assessment of the institution's record is made available to the public. Further, this assessment is required of any institution which has applied to:

  . charter a national bank;

  . obtain deposit insurance coverage for a newly-chartered institution;

  . establish a new branch office that accepts deposits;

  . relocate an office;

  . merge or consolidate with, or acquire the assets or assume the liabilities of, a federally regulated financial institution; or

  . expand other activities, including engaging in financial services activities authorized by the Gramm-Leach-Bliley Act.

In the case of a bank holding company applying for approval to acquire a bank or other bank holding company, or to become a "financial holding company," the Federal Reserve will assess the records of each subsidiary depository institution of the applicant bank holding company, and those records may be the basis for denying the application. Following its most recent Community Reinvestment Act examinations, Crescent Bank received a "satisfactory" rating. The Gramm-Leach-Bliley Act and federal bank regulators have made various changes to the Community Reinvestment Act. Among other changes, Community Reinvestment Act agreements with private parties must be disclosed and annual reports must be made to a bank's primary federal regulator. A bank holding company will not be permitted to become a financial holding company and no new activities authorized under the Gramm-Leach-Bliley Act may be commenced by a holding company or by a bank financial subsidiary if any of its bank subsidiaries received less than a "satisfactory" rating in its latest Community Reinvestment Act examination.

Fiscal and Monetary Policy

   Banking is a business which depends on interest rate differentials. In general, the difference between the interest paid by a bank on its deposits and its other borrowings, and the interest received by a bank on its loans and securities holdings, constitutes the major portion of a bank's earnings. Thus, the earnings and growth of Crescent, Crescent Bank and CMS will be subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve. The Federal Reserve regulates the supply of money through various means, including open market dealings in United States government securities, the discount rate at which banks may borrow from the Federal Reserve, and the reserve requirements on deposits.

   The monetary policies of the Federal Reserve historically have had a significant effect on the operating results of commercial banks and mortgage banking operations and will continue to do so in the future. We cannot predict the conditions in the national and international economies and money markets, the actions and changes in policy by monetary and fiscal authorities, or their effect on Crescent, Crescent Bank and CMS.

                        SHARES ELIGIBLE FOR FUTURE SALE

   If all of the    shares of our common stock offered by this prospectus are
sold in this offering, then following the offering    shares of our common
stock will be issued and outstanding. The    shares offered in this offering
will be freely tradable without restriction or further registration unless purchased by our "affiliates." As defined in Rule 144 under the Securities Act, an "affiliate" of an issuer is a person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with that issuer, and would generally include:

  . holders of 5% or more of our common stock;

  . our executive officers and members of our board of directors; and

  . executive officers of Crescent Bank and/or CMS and members of their respective boards of directors.

   In general, any affiliate who purchases shares in this offering is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  (1) 1% of the outstanding shares of our common stock, which would be equal
      to approximately    shares if all of the shares offered by this
      prospectus are sold in this offering; and

  (2) the average weekly trading volume in our common stock during the four calendar weeks prior to the proposed sale.

   Sales under Rule 144 are also subject to provisions regarding the manner of sale, notice requirements, and the availability of current public information about us. A shareholder, or a group of shareholders whose shares are aggregated, who has not been an affiliate of ours for at least 90 days prior to a proposed sale and who has beneficially owned "restricted securities" for at least two years is entitled to sell their shares under Rule 144 without regard to the volume or other limitations described above.

   Upon the completion of this offering, there will be outstanding options to purchase approximately 116,100 shares of our common stock under employee stock options and director stock options. Each of the outstanding options will become fully vested after a period of one to three years from the date of grant. For additional information regarding these options, see "Financial Statements and Supplementary Data--Note 10."


   We cannot predict the effect, if any, that future market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock. Nevertheless, sales of substantial amounts of common stock in the public market, or the perception that sales could occur, could cause the market price of our common stock to decline and could impair our future ability to raise capital through the sale of common stock. See "Risk Factors--Risks Related to This Offering."

                        DESCRIPTION OF OUR CAPITAL STOCK

   The following information concerning our capital stock summarizes provisions of our articles of incorporation and bylaws and statutes regulating the rights of holders of our capital stock. This information is not a complete description of these matters and is qualified in all respects by the actual provisions of our articles of incorporation and bylaws and the corporate laws of the State of Georgia.

Common Stock

   General. Our articles of incorporation authorize our board of directors to issue a maximum of 10,000,000 shares of common stock. As of the date of this prospectus, approximately 1,847,929 shares of our common stock were issued and outstanding. In addition, a total of approximately 116,100 shares were subject to outstanding employee stock options and director stock options.


   Voting Rights. The holders of our common stock are entitled to one vote per share and are not entitled to cumulative voting rights in the election of our directors. As a result, the holders of more than 50% of the shares of our common stock voting in the election of directors, subject to the voting rights of any preferred shares then outstanding, can elect all of our directors then standing for election, if they choose to do so. In this event, the holders of the remaining less than 50% of the shares voting for the election of directors are not able to elect any person or persons to our board of directors.

   The approval of any business combination requires the affirmative vote of the holders of two-thirds of our outstanding common stock. Our shareholders may only remove a director:

  . for cause; and

  . by the affirmative vote of the holders of two-thirds of our outstanding common stock.

   Classified Board. Our board of directors is divided into four classes, designated class I, class II, class III and class IV. Each of classes I, II and III is to have as equal a number of directors in each class as possible, while class IV will consist at all times of one director. Directors elected by the shareholders to each of classes I, II and III are serving, or will serve, three-year terms of office. Each class IV director elected by the shareholders is serving, or will serve, a one year term.

   The classification of directors makes it more time-consuming to change majority control of our board of directors. At least two shareholder meetings will be required to effect a change in the majority control of our board of directors, except in the event of vacancies resulting from removal for cause or other reason, in which case the remaining directors would fill the vacancies created. The longer time required to elect a majority of a classified board also helps to assure continuity and stability of our management and policies, since a majority of the directors at any given time will have prior experience as our directors.

   The classified board is intended to encourage persons seeking to acquire control of us, through a proxy contest or otherwise, to initiate an acquisition through arm's-length negotiations with our management and board of directors. The classified board could have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of us, even though an attempt might be beneficial to our shareholders or favored by a majority of our shareholders. In addition, since the classified board is designed in part to discourage accumulations of large blocks of our common stock by purchasers whose objective is to have the stock repurchased by us at a premium, the classified board could tend to reduce the temporary fluctuation in the market price of our common stock which could be caused by this type of accumulation. Accordingly, holders of our common stock could be deprived of opportunities to sell their shares at a temporarily higher market price.

   Transactions with Interested Shareholders. Our articles of incorporation require the affirmative vote of the holders of at least two-thirds of all the shares of our voting stock not owned by an interested shareholder for the approval of a business combination, merger, consolidation, lease, sale of assets, reclassification of securities or other relevant transactions with an interested shareholder. An "interested shareholder" means any person, including that person's affiliates, who is the beneficial owner of 15% or more of our outstanding stock.

   We believe that the provisions relating to interested shareholder transactions encourage persons seeking control of us to consult with our board of directors, enabling our board of directors to negotiate and give due consideration on behalf of our shareholders and other constituencies as to the merits of any offer which may be made. These provisions also grant us and our board of directors the maximum flexibility to respond to initiatives from others and to pursue acquisition opportunities for us using authorized but unissued shares. These provisions protect us and our shareholders from unsolicited, hostile takeover attempts, which are costly and detract from our efforts to serve our communities pursuant to our successful, long-term plan, and to thereby best serve our shareholders.

   Takeovers or changes in our management that are proposed and effected without prior consultation and negotiation with our management are not necessarily detrimental to us and our shareholders. However, our board of directors believes that the benefits of seeking to protect our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging the proposals.

   Nonetheless, the interested shareholder provisions make more difficult or otherwise discourage attempts for a holder of a substantial block of our capital stock to take control of us without the prior negotiation with our board of directors and, therefore, could have the effect of entrenching incumbent management.

   Dividend Rights. Subject to any preferences of preferred shares then outstanding, each share of our common stock is entitled to participate equally in dividends as and when declared by our board of directors out of funds legally available. Generally, cash dividends may not render us insolvent. See "Market Information and Dividends."

   Preemptive Rights. The holders of our common stock do not have any preemptive or preferential right to purchase or to subscribe for any additional shares of our common stock or any other securities that we may issue.

   Assessment and Redemption. The shares of our common stock presently outstanding are fully paid and nonassessable. There is no provision for redemption or conversion of our common stock.

   Liquidation Rights. If we liquidate, dissolve or wind-up, whether voluntary or involuntary, then the holders of our common stock, and the holders of any class or series of stock entitled to participate with our common stock in the distribution of assets, will be entitled to share ratably in any of the net assets or funds which are available for distribution to shareholders, after the satisfaction of all liabilities, or after adequate provision is made, and after distribution to holders of any class of stock having preference over our common stock in the case of liquidation.

   Transfer Agent and Registrar. Crescent Bank is the transfer agent and registrar of our common stock.

Preferred Stock

   General. Our articles of incorporation authorize our board of directors, without further shareholder action, to issue from time to time a maximum of 1,000,000 shares of preferred stock, $1.00 par value, in one or more series, upon terms, at times and for consideration as our board of directors may determine. Each series of preferred stock may have voting powers, full or limited, or no voting powers, and designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, as are established by our board of directors. We have not issued any shares of our preferred stock as of the date of this prospectus. Any shares of preferred stock issued in the future may have priority over previously issued shares of our common stock as to payment of dividends and upon liquidation.

   Anti-Takeover Considerations. Our organizers authorized the preferred stock without a view toward its use in any shareholder rights plan or other measure which has as its primary purpose making a takeover or change in control of us more difficult. However, the terms of any preferred instrument, as is the case with any financial instrument, could have the effect of discouraging persons who might otherwise seek to attempt to acquire us or control or affect our management or policies.

Trust Preferred Securities


   Both the junior subordinated debentures that we issued in our recent trust preferred offering and the preferred capital securities that the trust issued bear interest at a floating rate equal to the prime rate of interest as announced in the Money Rates section of The Wall Street Journal plus 50 basis points, payable quarterly on each of the last days of March, June, September and December, with a maturity of December 31, 2031. When we make principal and interest payments to the trust, as the holder of the junior subordinated debentures, the trust, in turn, makes payments of principal and interest to holders of the preferred capital securities. We have fully and unconditionally guaranteed the payments of all amounts due from the trust on the preferred capital securities, except that our guarantee is limited to the extent the trust actually has funds available for payment of distributions and does not apply where the trust does not have sufficient funds to make payments on the preferred capital securities. Please refer to the section entitled "Our Company--Our Recent Trust Preferred Offering" for a more detailed description of the trust preferred offering.


                                 LEGAL MATTERS

   The legality of the shares of common stock to be issued in this offering has been passed upon by Alston & Bird LLP, Atlanta, Georgia.

                                    EXPERTS

   The consolidated financial statements of Crescent as of and for the three years ended December 31, 2000 have been included in this prospectus and in the related registration statement in reliance upon the report of Mauldin & Jenkins, LLC, independent certified public accountants, appearing elsewhere in this prospectus and upon the authority of that firm as experts in accounting and auditing.

                                INDEMNIFICATION

   The Georgia Business Corporation Code permits, under specified circumstances, the indemnification of officers, directors, employees and agents of a corporation with respect to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, to which an officer, director, employee or agent was or is a party or is threatened to be made a party, by reason of his action in a capacity for, or at the request of, a corporation. To the extent that the officer, director, employee or agent is successful in defending any suit, Georgia law provides that he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the suit.

   Our bylaws provide for the indemnification of our directors, officers, employees and agents in accordance with the Georgia Business Corporation Code. Georgia law also provides that, with specified exceptions, these rights will not be deemed exclusive of other rights of indemnification contained in any bylaw, resolution or agreement approved by the holders of a majority of our voting stock. Our bylaws provide that we may purchase and maintain insurance on behalf of our directors, officers, employees and agents, as well as others serving at their request, against any liabilities asserted against these individuals whether or not we would have the power to indemnify these individuals against liability under the Georgia Business Corporation Code. We have purchased and maintain this insurance.

   Any indemnification for liabilities arising under the Securities Act of 1933 for our directors, officers and controlling persons is, in the opinion of the SEC, against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

   As permitted under Georgia law, our articles of incorporation provide that a director shall not be personally liable to us or our shareholders for monetary damages for breach of duty of care or other duty as a director, except for liability:

  . for any appropriation, in violation of his duties, of any business opportunity of Crescent;

  . for acts or omissions which involve intentional misconduct or a knowing violation of law;

  . for unlawful corporate distributions; or

  . for any transaction from which the director received an improper personal benefit.

   Under article nine of our bylaws, we are required to indemnify our directors and officers, and we may also indemnify our other employees and agents, against the obligation to pay judgments, fines, penalties, amounts paid in settlement, and reasonable expenses, including attorney's fees, resulting from any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal, if the actions of the party being indemnified met the standards of conduct specified therein. Determination concerning whether or not the applicable standard of conduct has been met , and whether to indemnify employees and agents, shall be made by:

  . our board of directors by a majority vote of a quorum consisting of disinterested directors;

  . a majority vote of a committee of disinterested directors;

  . independent legal counsel; or

  . an affirmative vote of the holders of a majority of the shares our common stock held by disinterested shareholders.

No indemnification may be made by or on behalf of a corporate director, officer, employee or agent:

  . in connection with a proceeding by or in our right in which the director, officer, employee or agent was adjudged liable to us; or

  . in connection with any other proceeding in which the director, officer, employee or agent was adjudged liable on the basis that he or she improperly received a personal benefit.

                   THIS PROSPECTUS INCORPORATES INFORMATION
                        BY REFERENCE TO OTHER DOCUMENTS

   The SEC allows us to "incorporate by reference" the information that we file with the SEC. This means that we can disclose important information to you by referring you to information and documents that we have filed with the SEC. Any information that we refer to in this manner is considered part of this prospectus.


   We are incorporating by reference the following documents that we have previously filed with the SEC:

  . Our Annual Report on Form 10-K for the fiscal year ended December 31,
    2000, excluding the information included in that section of our Proxy Statement for the 2000 Annual Meeting of Shareholders entitled "Additional Information;"


  . Our Quarterly Reports filed on Form 10-Q for the fiscal quarters ended
    March 31, 2001, June 30, 2001 and September 30, 2001; and


  . Our Current Report on Form 8-K filed on November 15, 2001.


   You may request a free copy of any documents referred to above, including exhibits specifically incorporated by reference in those documents, by contacting us at the following address:


                           Crescent Banking Company
                                251 Highway 515
                             Jasper, Georgia 30143
                           Telephone: (706) 692-2424
                           Facsimile: (706) 692-6820
                       Attention: J. Donald Boggus, Jr.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file reports, proxy statements and other information with the SEC. Our filings with the SEC are available on the Internet at the SEC's EDGAR website at http://www.sec.gov. You may read and copy any document that we file with the SEC at the SEC's public reference rooms at the following addresses:

   450 Fifth Street, N.W.      Woolworth Building          Citicorp Center
         Room 1024                233 Broadway         500 West Madison Street
   Washington, D.C. 20549   New York, New York 10279         Suite 1400
                                                       Chicago, Illinois 60661

   You can call the SEC at 1-800-SEC-0330 for more information about the public reference rooms and their copy charges. Our common stock is listed on The Nasdaq SmallCap Market under the symbol "CSNT." You may also inspect the reports and other information that we file with the SEC at The Nasdaq Stock Market, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

   We filed a registration statement on Form S-2 with the SEC that covers the securities described in this prospectus. For further information about us and about these securities, you should refer to our registration statement and its exhibits. In this prospectus, we have summarized material provisions of our material contracts and other documents. Since this prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to the registration statement. The registration statement can be obtained from the SEC, as described above, or from us at our address provided above.

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                           Page
                                                                           ----
Consolidated Balance Sheets as of September 30, 2001 and December 31,
 2000.....................................................................  F-2

Consolidated Statements of Income and Comprehensive Income for the three and nine months ended September 30, 2001 and 2000........................  F-3

Consolidated Statements of Cash Flow for the nine months ended September
 30, 2001 and 2000........................................................  F-4

Notes to Unaudited Consolidated Financial Statements......................  F-5

Independent Auditor's Report..............................................  F-9

Consolidated Balance Sheets as of December 31, 2000 and 1999.............. F-10

Consolidated Statements of Income for the Years Ended December 31, 2000,
 1999 and 1998............................................................ F-11

Consolidated Statements of Comprehensive Income for the Years Ended
 December 31, 2000, 1999 and 1998......................................... F-12

Consolidated Statements of Stockholders' Equity for the Years Ended
 December 31, 2000, 1999 and 1998......................................... F-13

Consolidated Statements of Cash Flows for the Years Ended December 31,
 2000, 1999 and 1998...................................................... F-14

Notes to Consolidated Financial Statements................................ F-15

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                      September    December 31,
                                                       30, 2001        2000
                                                     ------------  ------------
ASSETS
Cash and due from banks............................  $ 13,465,305  $  5,120,426
Interest bearing deposits in other banks...........     8,453,478     1,399,075
Federal fund sold..................................     4,656,000       800,000
Securities available-for-sale......................    10,391,359    12,177,326
Securities held-to-maturity, at cost (fair value of
 $8,873,472 and $2,501,340, respectively)..........     8,787,049     2,559,848
Mortgage loans held for sale.......................   143,241,400   108,847,638
Loans..............................................   111,195,341    92,911,487
Less allowance for loan losses.....................    (1,525,308)   (1,350,774)
                                                     ------------  ------------
  Loans, net.......................................   109,670,033    91,560,713
Premises and equipment, net........................     6,255,702     6,263,251
Other real estate owned............................       386,353        21,940
Mortgage servicing rights..........................     2,781,708     3,781,355
Cash surrender value of life insurance.............     3,591,681     3,444,326
Premium on deposits purchased......................       574,487       630,083
Accounts receivable-brokers and escrow agents......     8,380,309     3,753,749
Other assets.......................................     3,443,883     1,729,274
                                                     ------------  ------------
  Total Assets.....................................  $324,078,747  $242,089,004
                                                     ============  ============
LIABILITIES
Deposits
  Noninterest-bearing..............................  $ 36,286,784  $ 30,194,956
  Interest-bearing.................................   166,056,836   131,973,487
                                                     ------------  ------------
    Total deposits.................................   202,343,620   162,168,443
Drafts payable.....................................     9,896,297     6,261,741
Accrued interest and other liabilities.............     8,221,013     2,911,142
Other borrowings...................................    82,902,459    54,946,856
                                                     ------------  ------------
  Total liabilities................................   303,363,389   226,288,182

SHAREHOLDERS' EQUITY
Common stock, par value $1.00; 10,000,000 shares
 authorized;
 1,840,248 and 1,820,301 issued, respectively......     1,840,248     1,820,301
Surplus............................................     9,321,692     9,121,344
Retained earnings..................................     9,626,525     5,772,774
Less cost of 6,668 shares acquired for the
 treasury..........................................       (36,091)      (36,091)
Accumulated other comprehensive income (loss)......       (37,016)     (877,506)
                                                     ------------  ------------
  Total stockholders' equity.......................    20,715,358    15,800,822
                                                     ------------  ------------
  Total liabilities and stockholders' equity.......  $324,078,747  $242,089,004
                                                     ============  ============

                See notes to Consolidated Financial Statements.

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME


                                  For the three months    For the nine months
                                   ended September 30,    ended September 30,
                                  ---------------------- -----------------------
                                     2001        2000       2001         2000
                                  ----------  ---------- -----------  ----------
Interest income
 Interest and fees on loans.....   2,288,247   2,036,806   6,773,414   5,024,029
 Interest and fees on mortgage
  loans held for sale...........   2,440,097   1,548,742   6,916,801   3,685,178
 Interest on securities:
   Taxable......................     324,068     286,444     891,596     808,066
   Nontaxable...................       3,838       3,838      11,514      11,514
 Interest on deposits in other
  banks.........................      72,299       4,839     219,811      41,694
 Interest on Federal funds
  sold..........................      84,785       6,238     223,797      39,427
                                  ----------  ---------- -----------  ----------
                                   5,213,334   3,886,907  15,036,933   9,609,908
Interest expense
 Interest on deposits...........   2,354,416   1,536,776   6,989,867   3,856,125
 Interest on other borrowings...   1,099,728   1,017,059   3,546,114   2,289,081
                                  ----------  ---------- -----------  ----------
                                   3,454,144   2,553,835  10,535,981   6,145,206
Net interest income.............   1,759,190   1,333,072   4,500,952   3,464,702
Provision for loan losses.......     105,000     155,000     335,000     390,000
                                  ----------  ---------- -----------  ----------
Net interest income after
 provision for loan losses......   1,654,190   1,178,072   4,165,952   3,074,702
Other income
 Service charges on deposit
  accounts......................     223,542     140,377     627,931     337,151
 Mortgage servicing fee
  income........................     218,535     297,328     543,859     850,205
 Gestation fee income...........      35,078      19,341     298,485     555,578
 Gains on sale of mortgage
  servicing rights..............   4,435,248   1,875,294  13,556,583   4,077,973
 Gains (losses) on sale of
  mortgage loans held for
  sale..........................    (443,129)    104,980      63,722     166,434
 Other..........................     386,277      34,063     671,801     184,014
                                  ----------  ---------- -----------  ----------
                                   4,855,551   2,471,383  15,762,381   6,171,355
Other expenses
 Salaries and employee
  benefits......................   2,044,889   1,077,934   5,562,959   3,036,539
 Net occupancy and equipment
  expense.......................     388,727     319,665     945,268     815,172
 Supplies, postage, and
  telephone.....................     386,411     311,099   1,201,341     880,549
 Advertising....................     119,341     130,981     317,260     393,104
 Insurance expense..............      64,627      42,543     172,640     130,195
 Depreciation and
  amortization..................     339,107     452,712   1,271,066   1,262,957
 Legal, professional, outside
  services......................     215,446     154,528     682,410     389,905
 Director fees..................      44,550      44,700     135,850     124,100
 Mortgage subservicing
  expense.......................     147,456     101,848     277,503     277,316
 Other..........................   1,038,311     443,288   2,354,353   1,320,849
                                  ----------  ---------- -----------  ----------
                                   4,788,865   3,079,298  12,920,650   8,610,686
Income before income taxes and
 cumulative effect of a change
 in accounting principle........   1,720,876     570,157   7,007,683     635,371
Applicable income taxes.........     671,237     206,091   2,663,102     225,447
                                  ----------  ---------- -----------  ----------
Income before cumulative effect
 of a change in accounting
 principle......................  $1,049,639  $  364,066 $ 4,344,581  $  409,924
                                  ----------  ---------- -----------  ----------
Cumulative effect of a change in
 accounting principle...........          --          --     (69,770)         --
                                  ----------  ---------- -----------  ----------
Net income......................   1,049,639     364,066   4,274,811     409,924
Other comprehensive income
 (loss), net of tax
Unrealized gains (losses) on
 securities available for sale
 arising during period..........     (45,585)    138,625     840,490     116,963
                                  ----------  ---------- -----------  ----------
Comprehensive income............  $1,004,054  $  502,691 $ 5,115,301  $  526,887
                                  ==========  ========== ===========  ==========
Basic earnings per common share
 before cumulative effect of a
 change in accounting
 principle......................  $     0.61  $     0.20 $      2.38  $     0.23
Cumulative effect of a change in
 accounting principle...........        0.00        0.00       (0.04)       0.00
                                  ----------  ---------- -----------  ----------
Basic earnings per common
 share..........................  $     0.61  $     0.20 $      2.34  $     0.23
                                  ==========  ========== ===========  ==========
Diluted earnings per common
 share before cumulative effect
 of a change in accounting
 principle......................  $     0.59  $     0.09 $      2.33  $     0.22
Cumulative effect of a change in
 accounting principle...........  $     0.00  $     0.00 $     (0.04) $     0.00
                                  ----------  ---------- -----------  ----------
Diluted earnings (loss) per
 common share...................  $     0.59  $     0.09 $      2.29  $     0.22
                                  ==========  ========== ===========  ==========
Cash dividends per share of
 common stock...................  $   0.0075  $   0.0075 $    0.2325  $   0.2275



                 See Notes to Consolidated Financial Statements

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOW

                                                       For the nine months
                                                       ended September 30,
                                                    --------------------------
                                                        2001          2000
                                                    ------------  ------------
Operating Activities
  Net Income.......................................    4,274,811       409,924
  Adjustments to reconcile net income to net cash
   provided by (used in) operating activities:
    Accretion of discount on securities............     (672,682)     (565,823)
    Amortization of deposit intangible.............       55,596        55,595
    Amortization of mortgage servicing rights......      574,100       537,700
    Provision for loan loss........................      335,000       390,000
    Depreciation...................................      696,966       725,257
    Gains on sales of mortgage servicing rights....  (13,556,583)   (4,077,973)
    Stock compensation expense (benefit)...........          --        (38,844)
    (Increase) decrease in mortgage loans held for
     sale..........................................  (34,522,556)    9,826,973
    Acquisition of mortgage servicing rights.......  (18,138,431)  (10,292,865)
    Proceeds from sales of mortgage servicing
     rights........................................   32,120,561    14,801,795
    Restricted Stock awards........................       71,883        84,783
    Increase in interest receivable................     (129,713)     (474,875)
    Increase in accounts receivable................   (4,626,560)   (3,626,207)
    Increase in drafts payable.....................    3,634,556     8,633,453
    Increase (decrease) in interest payable........       67,259      (111,393)
    Decrease in other assets and liabilities, net..    3,078,805       220,819
                                                    ------------  ------------
      Net cash provided by (used in) operating
       activities..................................  (26,736,988)   16,498,319
Investing Activities
  Net (increase) decrease in interest-bearing
   deposits in other banks.........................   (7,054,403)       40,255
  Acquisition of securities held-to-maturity.......   (7,563,605)   (1,528,085)
  Proceeds from maturities of securities available-
   for-sale........................................    4,654,188           --
  Proceeds from maturities of securities held-to-
   maturity........................................      543,857           --
  Acquisition of securities available for sale.....          --       (736,689)
  Purchase of life insurance policies..............          --     (1,295,312)
  Increase in Federal funds sold, net..............   (3,856,000)   (3,010,000)
  Net increase in loans............................  (18,808,733)  (35,028,711)
  Purchase of premises and equipment...............     (689,417)   (1,041,687)
                                                    ------------  ------------
      Net cash used in investing activities........  (32,774,113)  (42,600,229)
                                                    ------------  ------------
Financing Activities
  Net increase in deposits.........................   40,175,177    24,268,876
  Net increase in other borrowings.................   27,955,603       175,345
  Issue of common stock--dividend reinvestment
   plan............................................      148,412           --
  Proceeds from exercise of stock options..........          --        109,800
  Dividends paid...................................     (423,212)     (394,057)
                                                    ------------  ------------
      Net cash provided by financing activities....   67,855,980    24,159,964
Net increase (decrease) in cash and cash
 equivalents.......................................    8,344,879    (1,941,946)
Cash and cash equivalents at beginning of year.....    5,120,426     5,553,931
                                                    ------------  ------------
Cash and cash equivalents at end of year........... $ 13,465,305  $  3,611,985
                                                    ============  ============
Supplemental Disclosure of Cash Flow Information
  Cash paid during period for interest.............   10,468,722     6,256,599

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               September 30, 2001

NOTE 1--GENERAL

   The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and
Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments necessary for a fair presentation of the financial position and results of operations of the interim periods have been made. All such adjustments are of a normal recurring nature. Results of operations for the three and nine months ended September 30, 2001 are not necessarily indicative of the results of operations for the full year or any interim periods.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Flow Information

   For purpose of the statements of cash flows, cash equivalents include amounts due from banks.

Derivative Instruments and Hedging Activities

   On January 1, 2001, the Company adopted Financial Accounting Standards Board
(FASB) No. 133, "Accounting For Certain Derivative Instruments And Hedging Activities," and FASB No. 138, "Accounting For Certain Derivative Instruments And Certain Hedging Activities--An Amendment of FASB No. 133" (collectively, "FAS 133"). Under FAS 133, all derivative financial instruments are to be recognized on a company's balance sheet at fair value. On the date the Company enters into a derivative contract, the Company designates the derivative instrument as either (i) a hedge of the fair value of a recognized asset, liability or an unrecognized firm commitment (a "fair value" hedge), (ii) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (a "cash flow" hedge) or (iii) a free-standing derivative instrument. For a fair value hedge, changes in the fair value of the derivative instrument and changes in the fair value of the hedged asset or liability attributable to the hedged risk are recorded in the net income of the current period. For a cash flow hedge, changes in the fair value of the derivative to the extent that it is effective are recorded in other comprehensive income within the stockholders' equity section of the balance sheet and subsequently reclassified as income in the same period that the hedged transaction impacts net income. For free-standing derivatives instruments, changes in the fair values are reported in the net income of the current period.

   The Company formally documents the relationship between hedging instruments and hedged items, as well as the risk management objective and strategy for undertaking various hedging transactions.

   The primary market risk facing the Company is interest rate risk related to its locked pipeline. The locked pipeline is comprised of interest rate lock commitments issued on residential mortgage loans to be held for sale. In order to mitigate the risk that a change in interest rates will result in a decline in the value of the Company's locked pipeline, the Company enters into hedging transactions. The locked pipeline is hedged with mandatory sales commitments or options to deliver mortgage-backed securities that generally correspond with the composition of the locked pipeline. Due to the variability of closings in the locked pipeline, which is driven primarily by interest rates, the Company's hedging policies require that a percentage of the locked pipeline be hedged with these types of derivative instruments. The Company is generally not exposed to significant losses, nor will it realize significant gains, related to it locked pipeline, due to changes in interest rates, net of gains or losses on associated hedge positions. However, the Company is exposed to the risk that the actual closings in the locked pipeline may deviate from the estimated closings for a given change in interest rates. Although interest rates are the primary determinant, the actual loan closings from the locked pipeline are influenced by

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES many factors, including the composition of the locked pipeline and remaining commitment periods. The Company's estimated closings are based on historical data of loan closings as influenced by recent developments. The locked pipeline is considered a portfolio of derivative instruments. The locked pipeline, and the associated free-standing derivative instruments used to hedge the locked pipeline, are marked to fair value and recorded as a component of gain on sale of loans in the income statement.

   At the date of adoption, the Company recorded certain transition adjustments as required by FAS 133. The impact on net income, net of tax, was approximately $(69,770). Through September 30, 2001 the impact on net income, net of tax, was $(160,281).

NOTE 3--SERVICING PORTFOLIO

   The Company services residential loans for various investors under contract for a fee. As of September 30, 2001, the Company had purchased loans for which it provides servicing with principal balances totaling $434.2 million.

NOTE 4--EARNINGS PER SHARE

   The following is a reconciliation of net income (the numerator) and weighted average shares outstanding (the denominator) used in determining basic and diluted earnings per common share (EPS):


                                          Nine Months Ended September 30, 2001
                                         ---------------------------------------
                                                      Weighted-Average
                                         Net Income        Shares      Per-Share
                                         (Numerator)   (Denominator)    Amount
                                         -----------  ---------------- ---------
   Basic earnings per share before
    cumulative effect of a change in
    accounting principle................ $4,344,581      1,825,022      $ 2.38
   Cumulative effect of a change in
    accounting principle................ $  (69,770)     1,825,022      $(0.04)
   Basic earnings per share............. $4,274,811      1,825,022      $ 2.34
   Effect of dilutive securities stock
    options.............................                    38,280
   Diluted earnings per share before
    cumulative effect of a change in
    accounting principle................ $4,344,581      1,863,302      $ 2.33
   Cumulative effect of a change in
    accounting principle................ $  (69,770)     1,863,302      $(0.04)
   Diluted earnings per share........... $4,274,811      1,863,302      $ 2.29
                                          Nine Months Ended September 30, 2000
                                         ---------------------------------------
                                                      Weighted-Average
                                         Net Income        Shares      Per-Share
                                         (Numerator)   (Denominator)    Amount
                                         -----------  ---------------- ---------
   Basic earnings per share............. $  409,924      1,771,118      $ 0.23
   Effect of dilutive securities stock
    options.............................                    67,597
   Diluted earnings per share........... $  409,924      1,838,717      $ 0.22

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

                                         Three Months Ended September 30, 2001
                                         --------------------------------------
                                                     Weighted-Average
                                         Net Income       Shares      Per-Share
                                         (Numerator)  (Denominator)    Amount
                                         ----------- ---------------- ---------
   Basic earnings per share before
    cumulative effect of a change in
    accounting principle................ $1,119,409     1,831,279       $0.61
   Cumulative effect of a change in
    accounting principle................ $      --      1,831,279       $ --
   Basic earnings per share............. $1,119,409     1,831,279       $0.61
   Effect of dilutive securities stock
    options.............................                   53,995
   Diluted earnings per share before
    cumulative effect of a change in
    accounting principle................ $1,119,409     1,885,274       $0.59
   Cumulative effect of a change in
    accounting principle................ $      --      1,885,274       $ --
   Diluted earnings per share........... $1,119,409     1,885,274       $0.59
                                         Three Months Ended September 30, 2000
                                         --------------------------------------
                                                     Weighted-Average
                                         Net Income       Shares      Per-Share
                                         (Numerator)  (Denominator)    Amount
                                         ----------- ---------------- ---------
   Basic EPS............................ $  364,066     1,778,634       $0.20
   Effect of dilutive securities stock
    options.............................                   33,359
   Diluted EPS.......................... $  364,066     1,811,993       $0.20


NOTE 5--SUPPLEMENTAL SEGMENT INFORMATION

   Crescent Banking Company (the "Company") has two reportable segments: commercial banking and mortgages banking. The commercial banking segment provides traditional banking services offered through Crescent Bank & Trust Company (the "Bank"). The mortgage banking segment provides mortgage loan origination and servicing offered through the Bank and Crescent Mortgage Services, Inc. ("CMS").

   The Company evaluates performances based on profit and loss from operations before income taxes not including nonrecurring gains and losses. The Company accounts for intersegment revenues and expenses as if the revenue/expenses transactions were to third parties, that is, at current market prices.

   The Company's reportable segments are strategic business units that each offers different products and services. They are managed separately because each segment has different types and levels of credit and interest rate risk.


                                For the Nine Months Ended September 30, 2001
                              -------------------------------------------------
                               Commercial    Mortgage
                                Banking      Banking    All Other     Total
                              ------------ ------------ ---------  ------------
   Interest income..........  $ 10,800,022 $  4,236,911       --   $ 15,036,933
   Interest expense.........  $  6,989,867 $  3,546,114       --   $ 10,535,981
                              ------------ ------------ ---------  ------------
   Net interest income......  $  3,810,155 $    690,797       --   $  4,500,952
   Provision for loan loss..  $    335,000          --        --   $    335,000
   Other revenue from
    external customers......  $    799,267 $ 14,963,114       --   $ 15,908,366
   Other expenses...........  $  3,335,877 $  9,224,207 $ 360,566  $ 12,920,650
   Segment pre-tax
    earnings/(loss).........  $    938,545 $  6,429,704 $(360,566) $  7,007,683
   Segment assets...........  $159,301,598 $164,777,149            $324,078,747

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

                               For the Nine Months Ended September 30, 2000
                              -------------------------------------------------
                               Commercial   Mortgage
                                Banking      Banking    All Other     Total
                              ------------ -----------  ---------  ------------
   Interest income..........  $  7,739,263 $ 1,870,645        --   $  9,609,908
   Interest expense.........  $  3,856,125 $ 2,289,081        --   $  6,145,206
                              ------------ -----------  ---------  ------------
   Net interest
    income/(expense)........  $  3,883,138 $  (418,436)       --   $  3,464,702
   Provision for loan loss..  $    390,000         --         --   $    390,000
   Other revenue from
    external customers......  $    523,689 $ 5,647,666        --   $  6,171,355
   Other expenses...........  $  3,057,792 $ 5,239,727  $ 313,167  $  8,610,686
   Segment pre-tax
    earnings/(loss).........  $    959,035 $   (10,497) $(313,167) $    635,371
   Segment assets...........  $120,864,998 $88,752,221             $209,617,219

                               For the three Months Ended September 30, 2001
                              -------------------------------------------------
                               Commercial   Mortgage
                                Banking      Banking    All Other     Total
                              ------------ -----------  ---------  ------------
   Interest income..........  $  3,738,159 $ 1,475,175        --   $  5,213,334
   Interest expense.........  $  2,354,416 $ 1,099,728        --   $  3,454,144
                              ------------ -----------  ---------  ------------
   Net interest income......  $  1,383,743 $   375,447        --   $  1,759,190
   Provision for loan loss..  $    105,000         --         --   $    105,000
   Other revenue from
    external customers......  $    272,501 $ 4,583,050        --   $  4,855,551
   Other expenses...........  $  1,199,454 $ 3,511,075  $  78,336  $  4,788,865
   Segment pre-tax
    earnings/(loss).........  $    351,790 $ 1,447,422  $ (78,336) $  1,720,876

                               For the three Months Ended September 30, 2000
                              -------------------------------------------------
                               Commercial   Mortgage
                                Banking      Banking    All Other     Total
                              ------------ -----------  ---------  ------------
   Interest income..........  $  2,923,561 $   943,346        --   $  3,886,907
   Interest expense.........  $  1,536,776 $ 1,017,059        --   $  2,553,835
                              ------------ -----------  ---------  ------------
   Net interest
    income/(expense)........  $  1,406,785 $   (73,713)       --   $  1,333,072
   Provision for loan loss..  $    155,000         --         --   $    155,000
   Other revenue from
    external customers......  $    227,460 $ 2,243,923        --   $  2,471,383
   Other expenses...........  $  1,111,269 $ 1,776,969  $ 191,060  $  3,079,298
   Segment pre-tax
   earnings/(loss)..........  $    367,976 $   393,241  $(191 060) $    570,157

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Crescent Banking Company and Subsidiaries
Jasper, Georgia

   We have audited the accompanying consolidated balance sheets of the CRESCENT BANKING COMPANY AND SUBSIDIARIES as of December 31, 2000 and 1999, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Crescent Banking Company and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with generally accepted accounting principles.

                                        s/ Mauldin & Jenkins, LLC

Atlanta, Georgia
February 9, 2001

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                           December 31, 2000 and 1999

                                                        2000          1999
                                                    ------------  ------------
ASSETS
Cash and due from banks............................ $  5,120,426  $  5,553,931
Interest-bearing deposits in banks.................    1,399,075       193,151
Federal fund sold..................................      800,000           --
Securities available-for-sale......................   12,177,326    10,751,741
Securities held-to-maturity, at cost (fair value
 2000 $2,501,340; 1999 $1,000,000).................    2,559,848     1,000,000
Mortgage loans held for sale.......................  108,847,638    87,284,155
Loans..............................................   92,911,487    54,077,286
Less allowance for loan losses.....................    1,350,774       864,689
                                                    ------------  ------------
    Loans, net.....................................   91,560,713    53,212,597
Mortgage servicing rights..........................    3,781,355     4,212,261
Accounts receivable-brokers and escrow agents......    3,753,749     3,107,498
Premises and equipment.............................    6,263,251     6,036,385
Other real estate owned............................       21,940        21,940
Cash surrender value of life insurance.............    3,444,326     2,101,068
Deposit intangible.................................      630,083       704,210
Other assets.......................................    1,729,274     1,574,368
                                                    ------------  ------------
    Total assets................................... $242,089,004  $175,753,305
                                                    ============  ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits
  Noninterest-bearing.............................. $ 30,194,956  $ 20,061,680
  Interest-bearing.................................  131,973,487    90,244,973
                                                    ------------  ------------
    Total deposits.................................  162,168,443   110,306,653
Drafts payable.....................................    6,261,741     2,765,182
Other borrowings...................................   54,946,856    45,676,823
Federal funds purchased............................          --        110,000
Deferred income taxes..............................      531,888       805,711
Other liabilities..................................   12,379,254     1,228,013
                                                    ------------  ------------
    Total liabilities..............................  226,288,182   160,892,382
                                                    ------------  ------------
Commitments and contingencies
Stockholders' equity
  Preferred stock, par value $1, 1,000,000 shares
   authorized, no shares issued or outstanding
  Common stock, par value $1; 10,000,000 shares
   authorized; 1,820,301 and 1,760,536 issued......    1,820,301     1,760,536
  Capital surplus..................................    9,121,344     8,774,674
  Retained earnings................................    5,772,774     5,260,457
  Treasury stock, 6,668 shares.....................      (36,091)      (36,091)
  Accumulated other comprehensive loss.............     (877,506)     (898,653)
                                                    ------------  ------------
    Total stockholders' equity.....................   15,800,822    14,860,923
                                                    ------------  ------------
    Total liabilities and stockholders' equity..... $242,089,004  $175,753,305
                                                    ============  ============

                See Notes to Consolidated Financial Statements.

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                  Years Ended December 31, 2000, 1999 and 1998

                                             2000        1999         1998
                                          ----------- -----------  -----------
Interest income
  Loans.................................. $ 7,460,571 $ 4,525,246  $ 3,796,385
  Mortgage loans held for sale...........   5,228,505   4,957,218    4,059,691
  Taxable securities.....................   1,095,151     592,841      177,779
  Nontaxable securities..................      15,353      15,353       15,353
  Deposits in banks......................      56,101     272,391      127,959
  Federal funds sold.....................      46,964     220,111      139,614
                                          ----------- -----------  -----------
    Total interest income................  13,902,645  10,583,160    8,316,781
                                          ----------- -----------  -----------
Interest expense
  Deposits...............................   5,758,382   4,692,273    3,653,994
  Other borrowings.......................   3,200,520   3,585,181    2,425,164
                                          ----------- -----------  -----------
    Total interest expense...............   8,958,902   8,277,454    6,079,158
                                          ----------- -----------  -----------
    Net interest income..................   4,943,743   2,305,706    2,237,623
Provision for loan losses................     500,000     190,000      153,000
                                          ----------- -----------  -----------
    Net interest income after provision
     for loan losses.....................   4,443,743   2,115,706    2,084,623
                                          ----------- -----------  -----------
Other income
  Service charges on deposit accounts....     498,677     298,879      222,684
  Gestation fee income...................     621,882   2,529,586    2,123,569
  Mortgage loan servicing fees...........   1,049,771   1,262,767      934,894
  Gains on sales of mortgage servicing
   rights................................   6,212,197   9,804,994   10,219,326
  Gains on sales of mortgage loans held
   for sale..............................     264,299     501,270    1,669,511
Net realized gains (losses) on sales of
 securities available-for-sale...........         --       (2,527)       2,850
  Other operating income.................     344,446     185,441       50,729
                                          ----------- -----------  -----------
    Total other income...................   8,991,272  14,580,410   15,223,563
                                          ----------- -----------  -----------
Other expenses
  Salaries and employee benefits.........   4,027,525   4,950,322    4,154,728
  Equipment and occupancy expenses.......   2,207,908   1,936,297    1,230,088
  Other operating expenses...............   5,681,065   7,796,570    7,095,945
                                          ----------- -----------  -----------
    Total other expenses.................  11,916,498  14,683,189   12,480,761
                                          ----------- -----------  -----------
    Income before income taxes...........   1,518,517   2,012,927    4,827,425
Income tax expense.......................     474,298     719,741    1,740,461
                                          ----------- -----------  -----------
    Net income........................... $ 1,044,219 $ 1,293,186  $ 3,086,964
                                          =========== ===========  ===========
Basic earnings per share................. $      0.59 $      0.76  $      1.85
                                          =========== ===========  ===========
Diluted earnings per share............... $      0.57 $      0.71  $      1.80
                                          =========== ===========  ===========

                See Notes to Consolidated Financial Statements.

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                  Years Ended December 31, 2000, 1999 and 1998

                                                 2000      1999        1998
                                              ---------- ---------  ----------
Net income................................... $1,044,219 $1,293,18  $3,086,964
                                              ---------- ---------  ----------
Other comprehensive income (loss):
  Unrealized gains (losses) on securities
   available-for-sale:
    Unrealized holding gains (losses) arising
     during period, net of tax (benefits) of
     14,098, $(594,990) and $(2,301),
     respectively............................     21,147  (892,484)     (3,231)
    Reclassification adjustment for gains
     (losses) realized in net income, net of
     tax (benefit) of $--, $(1,011) and
     $1,140, respectively....................        --      1,516      (1,710)
                                              ---------- ---------  ----------
Other comprehensive income (loss)............     21,147  (890,968)     (4,941)
                                              ---------- ---------  ----------
Comprehensive income......................... $1,065,366 $ 402,218  $3,082,023
                                              ========== =========  ==========



                See Notes to Consolidated Financial Statements.

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  Years Ended December 31, 2000, 1999 and 1998

                                                                                        Accumulated
                              Common Stock                            Treasury Stock       Other         Total
                          --------------------  Capital     Retained  ---------------  Comprehensive Stockholders'
                           Shares   Par Value   Surplus     Earnings  Shares   Cost        Loss         Equity
                          --------- ---------- ----------  ---------- ------ --------  ------------- -------------
BALANCE, DECEMBER 31,
 1997...................    726,354 $  726,354 $6,768,003  $1,554,047 3,334  $(36,091)   $  (2,744)   $ 9,009,569
 Net income.............        --         --         --    3,086,964   --        --           --       3,086,964
 Issuance of common
  stock.................    135,000    135,000  2,004,762         --    --        --           --       2,139,762
 Common stock split.....    862,754    862,754   (862,754)        --  3,334       --           --             --
 Cash dividends
  declared, $.165 per
  share.................        --         --         --    (273,267)   --        --           --        (273,267)
 Increase in stock
  options outstanding...        --         --     344,731         --    --        --           --         344,731
 Exercise of stock
  options...............      2,600      2,600     33,030         --    --        --           --          35,630
 Other comprehensive
  loss..................        --         --         --          --    --        --        (4,941)        (4,941)
                          --------- ---------- ----------  ---------- -----  --------    ---------    -----------
BALANCE, DECEMBER 31,
 1998...................  1,726,708  1,726,708  8,287,772   4,367,744 6,668   (36,091)      (7,685)    14,338,448
 Net income.............        --         --         --    1,293,186   --        --           --       1,293,186
 Cash dividends
  declared,
  $.23 per share........        --         --         --    (400,473)   --        --           --        (400,473)
 Increase in stock
  options outstanding...        --         --     262,721         --    --        --           --         262,721
 Exercise of stock
  options...............     30,800     30,800    152,470         --    --        --           --         183,270
 Restricted stock
  awards................      3,028      3,028     48,340         --    --        --           --          51,368
 Tax benefit from
  exercise of stock
  options...............        --         --      23,371         --    --        --           --          23,371
 Other comprehensive
  loss..................        --         --         --          --    --        --      (890,968)      (890,968)
                          --------- ---------- ----------  ---------- -----  --------    ---------    -----------
BALANCE, DECEMBER 31,
 1999...................  1,760,536  1,760,536  8,774,674   5,260,457 6,668   (36,091)    (898,653)    14,860,923
 Net income.............        --         --         --    1,044,219   --        --           --       1,044,219
 Cash dividends
  declared, $.30 per
  share.................        --         --         --    (531,902)   --        --           --        (531,902)
 Decrease in stock
  options outstanding...        --         --     (12,897)        --    --        --           --         (12,897)
 Exercise of stock
  options...............     53,599     53,599    280,950         --    --        --           --         334,549
 Restricted stock
  awards................      6,166      6,166     78,617         --    --        --           --          84,783
 Other comprehensive
  income................        --         --         --          --    --        --        21,147         21,147
                          --------- ---------- ----------  ---------- -----  --------    ---------    -----------
BALANCE, DECEMBER 31,
 2000...................  1,820,301 $1,820,301 $9,121,344  $5,772,774 6,668  $(36,091)   $(877,506)   $15,800,822
                          ========= ========== ==========  ========== =====  ========    =========    ===========



                See Notes to Consolidated Financial Statements.

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years Ended December 31, 2000, 1999 and 1998

                                          2000          1999          1998
                                      ------------  ------------  ------------
OPERATING ACTIVITIES
 Net income.......................... $  1,044,219  $  1,293,186  $  3,086,964
 Adjustments to reconcile net income
  to net cash provided by (used in)
  operating activities:
   Accretion of discount on
    securities.......................     (763,388)     (434,888)     (120,968)
   Depreciation......................      973,558       808,579       475,814
   Amortization of mortgage servicing
    rights...........................      744,700       967,172     1,216,200
   Amortization of deposit
    intangible.......................       74,127        37,064           --
   Provision for loan losses.........      500,000       190,000       153,000
   Stock compensation expense
    (benefit)........................      (12,897)      262,721       344,731
   Loss on sale of other real estate
    owned............................          --          6,417         3,333
   Income on life insurance
    policies.........................     (143,258)      (49,068)          --
   Deferred income taxes.............     (287,921)      (97,991)      (94,368)
   (Gain) loss on sale of securities
    available-for-sale...............          --          2,527        (2,850)
   Gains on sales of mortgage
    servicing rights.................   (6,212,197)   (9,804,994)  (10,219,326)
   Restricted stock awards...........       84,783        45,079         6,289
   Net (increase) decrease in
    mortgage loans held for sale.....  (21,563,483)   41,125,514   (79,010,798)
   Acquisition of mortgage servicing
    rights...........................  (16,180,795)  (22,374,576)  (16,142,685)
   Proceeds from sales of mortgage
    servicing rights.................   22,079,198    31,004,283    25,285,228
   (Increase) decrease in accounts
    receivable--brokers and escrow
    agents...........................     (646,251)    1,696,710    (1,508,746)
   Increase (decrease) in drafts
    payable..........................    3,496,559    (2,218,963)    1,820,796
   (Increase) decrease in interest
    receivable.......................     (539,588)      109,829      (350,886)
   Increase (decrease) in interest
    payable..........................       43,065      (135,831)       98,822
   Other operating activities........    1,492,858    (2,351,458)    2,136,869
                                      ------------  ------------  ------------
   Net cash provided by (used in)
    operating activities.............  (15,816,711)   40,081,312   (72,822,581)
                                      ------------  ------------  ------------
INVESTING ACTIVITIES
 Purchase of securities available-
  for-sale...........................     (738,000)   (9,520,805)   (1,706,364)
 Proceeds from sales of securities
  available-for-sale.................          --      1,321,250       501,094
 Proceeds from maturities of
  securities available-for-sale......          --        500,000           --
 Purchase of securities held-to-
  maturity...........................   (1,448,800)   (1,000,000)          --
 Net (increase) decrease in federal
  funds sold.........................     (800,000)    7,510,000    (6,200,000)
 Net (increase) decrease in
  interest-bearing deposits in
  banks..............................   (1,205,924)      540,032       347,286
 Net increase in loans...............  (38,848,116)  (12,860,192)   (4,911,493)
 Proceeds from sale of other real
  estate owned.......................          --        321,890       149,989
 Purchase of premises and
  equipment..........................   (1,200,424)   (1,824,016)   (1,565,629)
 Purchase of life insurance
  policies...........................   (1,200,000)   (2,052,000)          --
                                      ------------  ------------  ------------
     Net cash used in investing
      activities.....................  (45,441,264)  (17,063,841)  (13,385,117)
                                      ------------  ------------  ------------
FINANCING ACTIVITIES
 Net increase (decrease) in
  deposits........................... $ 51,861,790  $ (2,960,056) $ 24,920,905
 Net increase (decrease) in other
  borrowings.........................    9,270,033   (29,079,488)   60,447,661
 Net increase (decrease) in federal
  funds purchased....................     (110,000)      110,000           --
 Dividends paid......................     (531,902)     (400,473)     (273,267)
 Net proceeds from sale of common
  stock..............................          --            --      2,139,762
 Proceeds from exercise of stock
  options............................      334,549       183,270        35,630
 Net cash received in branch
  acquisition........................          --     10,301,160           --
                                      ------------  ------------  ------------
   Net cash provided by (used in)
    financing activities.............   60,824,470   (21,845,587)   87,270,691
                                      ------------  ------------  ------------
Net increase (decrease) in cash and
 due from banks......................     (433,505)    1,171,884     1,062,993
Cash and due from banks at beginning
 of year.............................    5,553,931     4,382,047     3,319,054
                                      ------------  ------------  ------------
Cash and due from banks at end of
 year................................ $  5,120,426  $  5,553,931  $  4,382,047
                                      ============  ============  ============
SUPPLEMENTAL DISCLOSURES
 Cash paid (received) for:
   Interest.......................... $  8,915,837  $  8,413,285  $  5,980,336
   Income taxes...................... $   (393,648) $  1,691,701  $  1,347,197
 Principal balances of loans
  transferred to other real estate
  owned.............................. $        --   $     86,998  $    264,662
BRANCH ACQUISITION
 Premises and equipment.............. $        --   $ (1,651,739) $        --
 Other assets........................          --         (5,864)          --
 Deposit intangible..................          --       (741,274)          --
 Deposits............................          --     12,664,920           --
 Other liabilities...................          --         35,117           --
                                      ------------  ------------  ------------
 Net cash received................... $        --   $ 10,301,160  $        --
                                      ============  ============  ============

                See Notes to Consolidated Financial Statements.

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

   Crescent Banking Company (the "Company") provides a full range of banking services to individual and corporate customers through its subsidiary, Crescent Bank and Trust Company (the "Bank") in Jasper, Pickens County, Georgia and the surrounding areas. The Bank also provides mortgage loan origination and servicing to customers throughout the southeastern United States. The Company also offers mortgage banking services through its subsidiary, Crescent Mortgage Services, Inc. ("CMS"). CMS, located in Atlanta, Georgia, Manchester, New Hampshire, Chicago, Illinois, and Columbia, Maryland provides mortgage loan servicing to customers throughout the eastern half of the United States.

Basis of Presentation

   The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany transactions and accounts are eliminated in consolidation.

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of mortgage servicing rights, the valuation of foreclosed real estate, and deferred taxes.

Cash, Due from Banks and Cash Flows

   For purposes of reporting cash flows, cash and due from banks includes cash on hand, cash items in process of collection and amounts due from banks. Cash flows from loans, federal funds sold, interest-bearing deposits in banks, accounts receivable-brokers and escrow agents, deposits, drafts payable, other borrowings, and federal funds purchased are reported net.

   The Company maintains amounts due from banks which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Securities

   Debt securities that management has the positive intent and ability to hold to maturity are classified as held-to-maturity and recorded at amortized cost. Securities not classified as held-to-maturity, including equity securities with readily determinable fair values, are classified as available-for-sale and recorded at fair value with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Equity securities, including restricted stock, without a readily determinable fair value are classified as available-for-sale and recorded at cost.

   Interest and dividends, including amortization of premiums and accretion of discounts, are recognized in interest income. Gains and losses on the sale of securities are determined using the specific identification method. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

Loans

   Loans are reported at their outstanding unpaid principal balances less the allowance for loan losses. Interest income on loans is accrued on the unpaid balance.

   Loan origination fees and certain direct costs of loans are accounted for in accordance with SFAS No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Indirect Cost of Leases.

   The accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due, unless the loan is well-secured. Interest income on nonaccrual loans is subsequently recognized only to the extent cash payments are received until the loans are returned to accrual status.

   The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance when management believes the collectibility of the principal is unlikely. Subsequent recoveries are credited to the allowance.

   The allowance is an amount that management believes will be adequate to absorb estimated losses in the loan portfolio. The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses, and may require the Bank to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

   A loan is considered impaired when it is probable the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.

Mortgage Servicing Rights

   Mortgage servicing rights represent the cost of acquiring the rights to service mortgage loans. Those rights are being amortized in proportion to, and over the period of, estimated future net servicing income. Gains related to the sales of mortgage servicing rights represent the difference between the sales proceeds and the related capitalized mortgage servicing rights. Mortgage servicing rights are evaluated for impairment based upon fair value of the rights as compared to the amortized cost. Impairment is determined by stratifying servicing rights by predominant characteristics, such as interest rates and terms. Impairment is recognized through a valuation allowance for an individual stratum, to the extent that fair value is less than the capitalized amount for the stratum. At December 31, 2001, no valuation allowances were required for the Company's mortgage servicing rights.

Accounts Receivable-Brokers and Escrow Agents

   Accounts receivable-brokers and escrow agents represent amounts due from mortgage loan servicers in settlement of mortgage loan servicing fees and mortgage loan servicing rights sold. These are noninterest- bearing receivables and are generally collected within thirty days.

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

Premises and Equipment

   Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets.

Other Real Estate Owned

   Other real estate owned represents properties acquired through foreclosure. Other real estate owned is held for sale and is carried at the lower of cost or fair value less estimated costs of disposal. Any write-down to fair value at the time of transfer to other real estate owned is charged to the allowance for loan losses. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.

Transfers of Financial Assets and Mortgage Loans Held for Sale

   Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

   The Company originates first mortgage loans with the intention to sell the loans in the secondary market and carries these loans at the lower of aggregate cost or fair value. Interest collected on these loans during the period in which they are held in inventory is included in interest income. Upon completion of the sale of mortgage loans, the previous carrying amounts of the loans sold are allocated between the loans sold and the mortgage servicing rights based upon their fair values at the time of sale. Income from the sale of these loans is recognized at the time of sale and is determined by the difference between net sales proceeds and the book value of the loans

Drafts Payable

   Drafts payable represent the amount of mortgage loans held for sale that have been closed by the Company, but for which the cash has not yet been disbursed. The Company disburses the cash funds when the loan proceeds checks are presented for payment.

Gestation Fee Income

   The Company uses gestation repurchase agreements to facilitate the sales of mortgage loans to security brokers. Gestation fee income, which is recognized as earned, represents the spread between the gestation fee (which is based on the loan's coupon rate) received on the mortgage loan and the fee charged by the security broker during the gestation period.

Mortgage Servicing Fees and Expenses

   Mortgage servicing fees are based on a contractual percentage of the unpaid principal balance of the loans serviced and are recorded as income when received. Mortgage servicing costs are charged to expense when incurred.

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

Income Taxes

   Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Derivatives

   The Company incurs interest rate risk as a result of market movements between the time commitments to purchase mortgage loans are made and the time the loans are closed. Accordingly, commitments to purchase loans will be covered either by a mandatory sale into the secondary market or by the purchase of an option to deliver to the secondary market a mortgage-backed security. The mandatory sale commitment or the option to deliver a mortgage-backed security is fulfilled with loans closed by the Company or through "pairing off" the commitment. Under certain conditions the Company achieves best execution by pairing off the commitment to sell closed loans and fulfilling that commitment with loans purchased by the Company through a secondary market. The Company considers the cost of the hedge to be part of the cost of the Company's servicing rights, and therefore the hedge is accounted for as part of the cost of the Company's servicing portfolio. As a result, any gain or loss on the hedge decreases or increases, as appropriate, the cost basis of the servicing portfolio.

Stock Compensation Plans

   Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. As prescribed by Opinion No. 25, no compensation cost is recognized for stock options issued under the Company's stock option plans that have no intrinsic value at grant date. Compensation cost is recognized for stock options which do have intrinsic value at the grant date. The Company has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided pro forma disclosures of net income and earnings per share and other disclosures, as if the fair value based method of accounting had been applied.

Earnings Per Share

   Basic earnings per share are computed by dividing net income by the weighted-average number of shares of common stock outstanding. Diluted earnings per share are computed by dividing net income by the sum of the weighted-average number of shares of common stock outstanding and potential common shares. Potential common shares consist of stock options.

Comprehensive Income

   Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

Recent Developments

   In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, effective for fiscal years beginning after June 15, 2000. This Statement establishes accounting and reporting standards for derivative instruments and hedging activities, including certain derivative instruments embedded in other contracts, and requires that an entity recognize all derivatives as assets or liabilities in the balance sheet and measure them at fair value. If certain conditions are met, an entity may elect to designate a derivative as follows:
(a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of an unrecognized firm commitment, an available-for-sale security, a foreign currency denominated forecasted transaction, or a net investment in a foreign corporation. The Statement generally provides for matching the timing of the recognition of the gain or loss on derivatives designated as hedging instruments with the recognition of the changes in the fair value of the item being hedged. Depending on the type of hedge, such recognition will be in either net income or other comprehensive income. The Company uses mandatory future mortgage delivery commitments and mortgage loan interest rate lock commitments, which are deemed free standing derivatives and are not hedging instruments for the purposes of SFAS No. 133. For a derivative not designated as a hedging instrument, changes in fair value will be recognized in net income in the period of change. As of December 31, 2000, losses, net of tax, associated with the Company's mandatory future mortgage delivery commitments and mortgage interest rate lock commitments that would be reported as a reduction of net income under SFAS No. 133 was approximately $69,000.

NOTE 2. SECURITIES

   The amortized cost and fair value of securities are summarized as follows:

                                              Gross       Gross
                                Amortized   Unrealized Unrealized
                                   Cost       Gains      Losses     Fair Value
                               ------------ ---------- -----------  -----------
Securities Available-for-Sale
  December 31, 2000:
    U.S. Government and agency
     securities............... $ 11,766,361   $7,230   $(1,471,605) $10,301,986
    State and municipal
     securities...............      345,000    1,865           --       346,865
    Equity securities.........      165,975      --            --       165,975
    Restricted equity
     securities...............    1,362,500      --            --     1,362,500
                               ------------   ------   -----------  -----------
                               $ 13,639,836   $9,095   $(1,471,605) $12,177,326
                               ============   ======   ===========  ===========
  December 31, 1999:
    U.S. Government and agency
     securities............... $ 11,114,021   $  --    $(1,498,038) $ 9,615,983
    State and municipal
     securities...............      345,000      283           --       345,283
    Equity securities.........      165,975      --            --       165,975
    Restricted equity
     securities...............      624,500      --            --       624,500
                               ------------   ------   -----------  -----------
                               $ 12,249,496   $  283   $(1,498,038) $10,751,741
                               ============   ======   ===========  ===========

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

                                                 Gross      Gross
                                    Amortized  Unrealized Unrealized
                                       Cost      Gains      Losses   Fair Value
                                    ---------- ---------- ---------- ----------
Securities Held-to-Maturity
  December 31, 2000
    U.S. Government and agency
     securities.................... $2,559,848  $15,459    $(73,967) $2,501,340
                                    ==========  =======    ========  ==========
  December 31, 1999:
    U.S. Government and agency
     securities.................... $1,000,000  $    --    $     --  $1,000,000
                                    ==========  =======    ========  ==========

   Securities with a carrying value of $5,692,000 and $2,834,000 at December 31, 2000 and 1999, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

   The amortized cost and fair value of debt securities as of December 31, 2000 by contractual maturity are shown below.

                                  Securities Available-    Securities Held-to-
                                         for-Sale               Maturity
                                 ------------------------ ---------------------
                                  Amortized      Fair     Amortized     Fair
                                     Cost        Value       Cost      Value
                                 ------------ ----------- ---------- ----------
Due from one to five years...... $  2,839,076 $ 2,844,807 $      --  $      --
Due from five to ten years......          --          --   1,000,000  1,000,000
Due after ten years.............    9,272,285   7,804,044  1,559,848  1,501,340
                                 ------------ ----------- ---------- ----------
                                 $ 12,111,361 $10,648,851 $2,559,848 $2,501,340
                                 ============ =========== ========== ==========

   Gross gains and losses on sales of securities available-for-sale consist of the following:

                                                               Years Ended
                                                              December 31,
                                                           --------------------
                                                           2000  1999     1998
                                                           ---- -------  ------
Gross gains............................................... $--  $   --   $2,850
Gross losses..............................................  --   (2,527)    --
                                                           ---- -------  ------
Net realized gains (losses)............................... $--  $(2,527) $2,850
                                                           ==== =======  ======

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

NOTE 3. LOANS AND ALLOWANCE FOR LOAN LOSSES

   The composition of loans is summarized as follows:

                                                           December 31,
                                                      ------------------------
                                                         2000         1999
                                                      -----------  -----------
   Commercial........................................ $11,561,000  $ 9,474,000
   Real estate--construction and land development....  29,326,000   15,914,000
   Real estate--mortgage.............................  41,009,000   21,311,000
   Consumer installment and other....................  11,015,487    7,378,286
                                                      -----------  -----------
                                                       92,911,487   54,077,286
   Allowance for loan losses.........................  (1,350,774)    (864,689)
                                                      -----------  -----------
   Loans, net........................................ $91,560,713  $53,212,597
                                                      ===========  ===========

   Changes in the allowance for loan losses are as follows:

                                                 Years Ended December 31,
                                               ------------------------------
                                                  2000       1999      1998
                                               ----------  --------  --------
   Balance, beginning of year................. $  864,689  $699,020  $514,634
     Provision for loan losses................    500,000   190,000   153,000
     Loans charged off........................    (96,815)  (26,103)  (32,168)
     Recoveries of loans previously charged
      off.....................................     82,900     1,772    63,554
                                               ----------  --------  --------
   Balance, end of year....................... $1,350,774  $864,689  $699,020
                                               ==========  ========  ========

   The total recorded investment in impaired loans was $92,502 and $36,316 at December 31, 2000 and 1999, respectively. There were no loans that had related allowances for loan losses determined in accordance with SFAS No. 114, Accounting by Creditors for Impairment of a Loan, at December 31, 2000 and 1999, respectively. The average recorded investment in impaired loans for 2000, 1999 and 1998 was $76,392, $38,258 and $34,486, respectively. Interest income on impaired loans recognized for cash payments received was not material for the years ended 2000, 1999 and 1998, respectively.

   In the ordinary course of business, the Company has granted loans to certain related parties, including directors, executive officers, and their affiliates. The interest rates on these loans were substantially the same as rates prevailing at the time of the transaction and repayment terms are customary for the type of loan. Changes in related party loans for the year ended December 31, 2000 are as follows:

   Balance, beginning of year....................................... $2,950,190
     Advances.......................................................    463,770
     Repayments.....................................................   (316,460)
                                                                     ----------
   Balance, end of year............................................. $3,097,500
                                                                     ==========

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

NOTE 4. PREMISES AND EQUIPMENT

   Premises and equipment are summarized as follows:

                                                            December 31,
                                                       ------------------------
                                                          2000         1999
                                                       -----------  -----------
   Land............................................... $ 1,362,726  $   687,726
   Buildings and improvements.........................   3,346,078    3,346,498
   Equipment..........................................   4,837,834    4,311,990
                                                       -----------  -----------
                                                         9,546,638    8,346,214
   Accumulated depreciation...........................  (3,283,387)  (2,309,829)
                                                       -----------  -----------
                                                       $ 6,263,251  $ 6,036,385
                                                       ===========  ===========

NOTE 5. DEPOSIT INTANGIBLE

   In 1999, the Company acquired certain assets and all deposits of another financial institution's branch operations in Woodstock, Georgia. The premium paid for the deposits is reported in the balance sheet, net of amortization as a deposit intangible. The deposit intangible is being amortized over a period of ten years. The balance at December 31, 2000 and 1999 was $630,083 and $704,210, respectively. The amount amortized and charged to expense was $74,127 and $37,064 for the years ended December 31, 2000 and 1999, respectively.

NOTE 6. DEPOSITS

   The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2000 and 1999 was $35,381,102 and $17,542,304, respectively.
The total amount of brokered deposits at December 31, 2000 and 1999 was $6,738,801 and $1,386,000, respectively. The scheduled maturities of time deposits at December 31, 2000 are as follows:

   2001............................................................ $ 71,054,501
   2002............................................................   17,871,600
   2003............................................................    4,924,115
   2004............................................................      987,390
   2005............................................................    1,205,363
                                                                    ------------
                                                                    $ 96,042,969
                                                                    ============

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

NOTE 7. OTHER BORROWINGS

   Other borrowings consist of the following:

                                                             December 31,
                                                       ------------------------
                                                           2000        1999
                                                       ------------ -----------
   $75,000,000 line of credit with interest at LIBOR
    plus 1.50% (8.1529% at December 31, 2000) due on
    demand, collateralized by first mortgage loans...  $ 42,165,219 $34,176,823
   $35,000,000 line of credit with interest at LIBOR
    plus .90% to 1.30% (7.957% at December 31, 2000),
    due on demand, collateralized by first mortgage
    loans............................................     8,731,637         --
   $36,000,000 line of credit with interest at the
    Federal Home Loan Daily Rate Credit plus .25%
    (4.80% at December 31, 1999, collateralized by
    first mortgage loans.............................           --    7,000,000
   Note payable from correspondent bank with interest
    at prime minus .50% (9.00% at December 31, 2000),
    due in ten equal annual installments of $450,000,
    collateralized by the common stock of the Bank...     4,050,000   4,500,000
                                                       ------------ -----------
                                                       $ 54,946,856 $45,676,823
                                                       ============ ===========

   The $35,000,000 line of credit and the advance from correspondent bank have various covenants related to capital adequacy, allowance for loan losses and profitability of the Company and its subsidiaries. As of December 31, 2000, the Company was not in compliance with the profitability covenant. The Company has received a waiver of this covenant.

NOTE 8. LEASES

   The Bank leases certain of its branch facilities under various noncancelable operating leases. The initial terms range from one to seven years.

   CMS leases its facilities under various noncancelable operating leases. The initial lease terms range from three to five years.

   Rental expense under all operating leases amounted to $522,772, $506,491 and $334,896 for the years ended December 31, 2000, 1999 and 1998, respectively.

   Future minimum lease payments on noncancelable operating leases are summarized as follows:

   2001.............................................................. $  400,335
   2002..............................................................    411,595
   2003..............................................................    207,507
   2004..............................................................     41,069
                                                                      ----------
                                                                      $1,060,506
                                                                      ==========

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

NOTE 9. DEFERRED COMPENSATION PLAN

   In 1999, the Company adopted a deferred compensation plan providing for death and retirement benefits for its directors and executive officers. The estimated amounts to be paid under the compensation plan have been funded through the purchase of life insurance policies on the directors and executive officers. The balance of the policy cash surrender values included in the balance sheet at December 31, 2000 and 1999 was $3,444,236 and $2,101,068,
respectively. Income recognized on the policies amounted to $143,258 and $49,068 for the years ended December 31, 2000 and 1999, respectively. The balance of the deferred compensation included in other liabilities at December 31, 2000 and 1999 was $78,992 and $16,350, respectively. Expense recognized for deferred compensation amounted to $62,642 and $16,350 for the years ended December 31, 2000 and 1999, respectively.

NOTE 10. STOCK OPTIONS

   The Company had a non-qualified stock option plan for key employees (the "employee plan") and had reserved 25,333 shares of common stock. On December 21, 2000, the Company cancelled all remaining unexercised stock options and terminated the plan. Under the terms of the employee plan, cash awards could be paid to option holders which were designed to compensate the employee for the difference in the tax treatment between non-qualified options and incentive stock options. When the Company agreed to pay cash awards related to these options, the options were then considered variable plan awards. When variable plan awards are granted, the Company recognizes compensation to the extent that the quoted market value of the shares of the Company's stock covered by the grant exceeds the option price. Compensation expense is adjusted up to the time the options are exercised or cancelled for changes, either increase or decreases, in the quoted market value of the share of the Company's stock governed by the grant, but not below zero. Options under the employee plan were granted at the estimated fair market value at the date of grant. The Company also has a non-qualified stock option plan for directors (the "director plan") and has reserved 88,400 shares of common stock. Options granted in 1998 under the director plan were granted at 105% of the estimated fair market value. Options granted in 2000 and 1999 under the director plan were granted at $8 per share. All options under these plans expire ten years from the date of grant. At December 31, 2000, 10,800 options were available to grant under the director plan. Other pertinent information related to the options follows:

                                       Years Ended December 31,
                         --------------------------------------------------------
                               2000               1999               1998
                         ------------------ ------------------ ------------------
                                  Weighted-          Weighted-          Weighted-
                                   Average            Average            Average
                                  Exercise           Exercise           Exercise
                         Number     Price   Number     Price   Number     Price
                         -------  --------- -------  --------- -------  ---------
Under option, beginning
 of year................ 146,200    $8.60   159,200    $7.79   115,200    $6.48
  Granted at market
   price................     --       --     13,000    12.46       --       --
  Granted at below
   market price.........   4,000     8.00     4,800     8.00       --       --
  Granted at above
   market price.........     --       --        --       --     48,000    11.02
  Exercised............. (53,599)    6.24   (30,800)    5.95    (4,000)    8.91
  Cancelled............. (19,001)   10.58       --       --        --       --
                         -------            -------            -------
Under option, end of
 year...................  77,600     9.72   146,200     8.60   159,200     7.79
                         =======            =======            =======
Exercisable, end of
 year...................  77,600     9.72   117,867     8.44   134,533     8.01
                         =======            =======            =======
Weighted-average fair
 value of options
 granted during the
 year................... $  7.54            $  2.48            $  3.75
                         =======            =======            =======

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

   Information pertaining to options outstanding at December 31, 2000 is as follows:

                              Options Outstanding         Options Exercisable
                       --------------------------------- ---------------------
                                    Weighted-
                                     Average   Weighted-             Weighted-
                                    Remaining   Average               Average
        Range of         Number    Contractual Exercise    Number    Exercise
     Exercise Prices   Outstanding    Life       Price   Exercisable   Price
     ---------------   ----------- ----------- --------- ----------- ---------
      $8.00-$11.02       77,600      7 years     $9.72     77,600      $9.72
                         ======                            ======

   The Company applies Opinion 25 and related Interpretations in accounting for the stock option plans. The Company recognized compensation costs (benefits) of $(35,897), $214,721, and $344,731 under the employee plan for the years ended December 31, 2000, 1999 and 1998, respectively. The Company recognized compensation costs of $23,000, $48,000 and $--, under the director plan for the years ended December 31, 2000, 1999 and 1998, respectively. Had compensation cost for the stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method prescribed by FASB Statement No. 123, net income and earnings per share would have been adjusted to the pro forma amounts indicated below.

                                           Years Ended December 31,
                                       --------------------------------
                                          2000       1999       1998
                                       ---------- ---------- ----------
     Net income            As reported $1,044,219 $1,293,186 $3,086,964
                           Pro forma   $1,012,554 $1,439,136 $3,174,116
     Earnings per share    As reported $     0.59 $     0.76 $     1.85
                           Pro forma   $     0.57 $     0.84 $     1.91
     Earnings per share--  As reported $     0.57 $     0.71 $     1.80
      assuming dilution    Pro forma   $     0.55 $     0.79 $     1.85

   The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                 Years Ended December 31,
                                                ----------------------------
                                                  2000      1999      1998
                                                --------  --------  --------
   Dividend yield (as a percent of the fair
    value of the stock)........................     2.69%     1.28%     1.36%
   Expected life                                 5 years   5 years   5 years
   Expected volatility.........................    50.60%     9.84%    34.14%
   Risk-free interest rate.....................     6.23%     6.43%     5.12%

   The Company also has restricted stock plans for two of its key employees. The employees annually may earn shares of stock based on certain performance goals of the Company's mortgage operations. The stock grants vest ratably over a five year period after one year from the date of grant. At December 31, 2000, 35,074 shares of stock had been awarded under these plans, of which 9,194 have vested. Expense incurred under these plans amounted to $84,783, $45,079 and $6,289 for the years ended December 31, 2000, 1999 and 1998, respectively.

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

NOTE 11. INCOME TAXES

   The components of income tax expense are as follows:

                                Years Ended December 31,
                              ------------------------------
                                2000      1999       1998
                              --------  --------  ----------
   Current................... $762,219  $817,732  $1,909,360
   Deferred.................. (287,921)  (97,991)    (94,368)
   Benefit of net operating
    loss carryforward........      --        --      (74,531)
                              --------  --------  ----------
     Income tax expense...... $474,298  $719,741  $1,740,461
                              ========  ========  ==========

   The Company's income tax expense differs from the amounts computed by applying the Federal income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:

                                          Years Ended December 31,
                            -----------------------------------------------------
                                  2000              1999              1998
                            ----------------- ---------------- ------------------
                             Amount   Percent  Amount  Percent   Amount   Percent
                            --------  ------- -------- ------- ---------- -------
   Income taxes at
    statutory rate......... $516,296     34%  $684,395    34%  $1,641,325    34%
   State income tax
    (benefit)..............  (33,180)    (2)    16,473     1       79,574     1
   Other items, net........   (8,818)    (1)    18,873     1       19,562     1
                            --------    ---   --------   ---   ----------   ---
     Income tax expense.... $474,298     31%  $719,741    36%  $1,740,461    36%
                            ========    ===   ========   ===   ==========   ===

   The components of deferred income taxes are as follows:

                                                            December 31,
                                                        ----------------------
                                                           2000        1999
                                                        ----------  ----------
   Deferred tax assets:
     Loan loss reserves................................ $  448,782  $  260,227
     Stock options.....................................     26,795     128,228
     Securities available-for-sale.....................    585,004     599,102
     Deferred compensation.............................     32,240       6,170
                                                        ----------  ----------
                                                         1,092,821     993,727
                                                        ----------  ----------
   Deferred tax liabilities:
     Mortgage servicing rights.........................  1,426,927   1,589,103
     Depreciation......................................    189,356     201,909
     Other.............................................      8,426       8,426
                                                        ----------  ----------
                                                         1,624,709   1,799,438
                                                        ----------  ----------
   Net deferred tax liabilities........................ $ (531,888) $ (805,711)
                                                        ==========  ==========

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

NOTE 12. EARNINGS PER SHARE

   Presented below is a summary of the components used to calculate basic and diluted earnings per share.

                                                   Years Ended December 31,
                                               --------------------------------
                                                  2000       1999       1998
                                               ---------- ---------- ----------
   Basic Earnings Per Share:
     Weighted average common shares
      outstanding............................   1,773,888  1,712,357  1,665,957
                                               ========== ========== ==========
     Net income..............................  $1,044,219 $1,293,186 $3,086,964
                                               ========== ========== ==========
     Basic earnings per share................  $     0.59 $     0.76 $     1.85
                                               ========== ========== ==========
   Diluted Earnings Per Share:
     Weighted average common shares
      outstanding............................   1,773,888  1,712,357  1,665,957
     Net effect of the assumed exercise of
      stock options based on the treasury
      stock method using average market
      prices for the year....................      61,562    102,171     53,691
                                               ---------- ---------- ----------
     Total weighted average common shares and
      common stock equivalents outstanding...   1,835,450  1,814,528  1,719,648
                                               ========== ========== ==========
     Net income..............................  $1,044,219 $1,293,186 $3,086,964
                                               ========== ========== ==========
     Diluted earnings per share..............  $     0.57 $     0.71 $     1.80
                                               ========== ========== ==========

NOTE 13. MORTGAGE LOAN SERVICING

   Mortgage loans serviced for others are not reflected in the financial statements. The Company is obligated to service the unpaid principal balances of these loans, which approximated $325 million as of December 31, 2000. The Company pays a third party subcontractor to perform servicing and escrow functions with respect to loans sold with retained servicing. During 2000, substantially all of the Company's mortgage lending and servicing activity was concentrated within the eastern half of the United States. Also, the servicing portfolio was comprised principally of mortgage loans serviced on behalf of the Federal Home Loan Mortgage Corporation.

   At December 31, 2000, the Company had errors and omissions insurance and fidelity bond insurance coverage in force of $2,000,000 and $3,000,000, respectively.

NOTE 14. COMMITMENTS AND CONTINGENCIES

   The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit, mortgage loans in process of origination (the pipeline), mandatory and optional forward commitments, and other hedging instruments. They involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets.

   The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES conditional obligations as it does for on-balance sheet financial instruments. A summary of these commitments is as follows:

                                                           2000        1999
                                                        ----------- -----------
   Commitments to extend credit........................ $16,849,749 $11,428,000
   Standby letters of credit...........................   1,303,778     691,550
                                                        ----------- -----------
                                                        $18,153,527 $12,119,550
                                                        =========== ===========

   Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the customer.

   Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral is required in instances which the Company deems necessary.

   In addition to the mortgage loans held for sale on the balance sheet, the Company's mortgage loan pipeline at December 31, 2000 totaled approximately $287 million. The Company's exposure to credit loss in the event of nonperformance by another party to the mortgage is represented by the principal balance of loans for which the Company has offered to extend credit. The pipeline consists of approximately $121 million in mortgage loans for which the Company has interest rate risk. The remaining $166 million of mortgage loans are not subject to interest rate risk. The mortgages not subject to interest rate risk are comprised of (1) loans under contract to be placed with a private investor through a "best efforts" agreement, whereby the investor purchases the loans from the Company at the contractual loan rate, (2) loans with floating interest rates which close at the current market rate, and (3) loans where the original fixed interest rate commitment has expired and will reprice at the current market rate. The Company funds approximately fifty percent of its mortgage pipeline every month. At December 31, 2000, the Company had the ability to sell up to $120 million in mortgage loans to security brokers without recourse under gestation repurchase agreements. Under these agreements, the Company sells mortgage loans and simultaneously assigns the related forward sale commitments to the security broker. The Company continues to receive fee income from the security broker until the loan is delivered into the forward commitment. The Company maintains recourse obligations on mortgage loans involving first payment default or mortgage loans involving fraud. In some instances, the Company may even be required to repurchase the loan or indemnify the purchaser of the loan for those loans in which the Company breached its representations and warranties. The Company regularly makes representations and warranties to purchasers of its mortgage loans that, if breached, would require the Company to indemnify the purchaser for losses or to repurchase the loans, and the Company considers this practice to be customary and routine. At December 31, 2000, the Company was not required to repurchase or provide indemnification for any of its mortgage loans because of breaches of the Company's representations and warranties. Although the Company regularly faces potential indemnification and repurchase obligations with respect to mortgage loans that it has sold, it has not historically incurred any indemnification losses or been required to repurchase any loans. As a result, the Company does not maintain a reserve for this purpose.

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

   At December 31, 2000, the Company had approximately $69 million of mandatory future mortgage delivery commitments for the mortgage pipeline. In addition, the Company had mandatory commitments for all mortgage loans held for sale at December 31, 2000.

   In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material effect on the Company's financial statements.

NOTE 15. CONCENTRATIONS OF CREDIT

   The Company originates primarily commercial, residential, and consumer loans to customers in Pickens County and surrounding areas as well as mortgage loans in the eastern half of the United States. The ability of the majority of the Company's customers to honor their contractual loan obligations is dependent on the economy in these areas.

   Seventy-six percent of the Company's loan portfolio is concentrated in loans secured by real estate of which a substantial portion is secured by real estate in the Company's primary market area. In addition, a substantial portion of the other real estate owned is located in those same markets. Accordingly, the ultimate collectibility of the loan portfolio and the recovery of the carrying amount of other real estate owned are susceptible to changes in market conditions in the Company's primary market area. The other significant concentrations of credit by type of loan are set forth in Note 3.

   The Company, as a matter of policy, does not generally extend credit to any single borrower or group of related borrowers in excess of 25% of statutory capital, or approximately $3,066,000.

NOTE 16. REGULATORY MATTERS

   The Bank is subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval. At December 31, 2000, approximately $453,000 of retained earnings were available for dividend declaration without regulatory approval.

   The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

   Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of Total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of December 31, 2000, the Company and the Bank met all capital adequacy requirements to which they are subject.

   As of December 31, 2000, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category.

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

     The Company and Bank's actual capital amounts and ratios are presented in the following table.

                                                               To Be Well
                                                               Capitalized
                                               For Capital    Under Prompt
                                                Adequacy       Corrective
                                   Actual       Purposes    Action Provisions
                               -------------- ------------- -------------------
                               Amount  Ratio  Amount  Ratio  Amount     Ratio
                               ------- ------ ------- ----- ---------- --------
                                           (Dollars in Thousands)
As of December 31, 2000:
  Total Capital to Risk
   Weighted Assets:
    Company................... $17,286 10.35% $13,359   8%  $      N/A     N/A
    Bank...................... $14,720 10.94% $10,769   8%  $   13,462      10%
  Tier I Capital to Risk
   Weighted Assets:
    Company................... $15,935  9.54% $ 6,680   4%  $      N/A     N/A
    Bank...................... $13,369  9.93% $ 5,385   4%  $    8,077       6%
  Tier I Capital to Average
   Assets:
    Company................... $15,935  6.80% $ 9,380   4%  $      N/A     N/A
    Bank...................... $13,369  7.75% $ 6,899   4%  $    8,624       5%
As of December 31, 1999:
  Total Capital to Risk
   Weighted Assets:
    Company................... $15,921 13.62% $ 9,349   8%  $      N/A     N/A
    Bank...................... $14,033 14.80% $ 7,584   8%  $    9,480      10%
  Tier I Capital to Risk
   Weighted Assets:
    Company................... $15,056 12.88% $ 4,675   4%  $      N/A     N/A
    Bank...................... $13,168 13.89% $ 3,792   4%  $    5,688       6%
  Tier I Capital to Average
   Assets:
    Company................... $15,056  9.10% $ 6,620   4%  $      N/A     N/A
    Bank...................... $13,168  9.91% $ 5,318   4%  $    6,647       5%

   CMS is also subject to the net worth requirement of the Government National Mortgage Corporation ("Ginnie Mae"), of which CMS is an approved issuer of securitized mortgage-backed securities pools. As of December 31, 2000, CMS met the Ginnie Mae net worth requirement.

NOTE 17. FAIR VALUE OF FINANCIAL INSTRUMENTS

   The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS No. 107, Disclosures about Fair Values of Financial Instruments, excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

Cash, Due From Banks, Interest-Bearing Deposits in Banks and Federal Funds
Sold:

   The carrying amounts of cash, due from banks, interest-bearing deposits in banks and federal funds sold approximate fair value.

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

Securities:

   Fair values for securities are based on available quoted market prices. The carrying amount of equity securities with no readily determinable fair value approximate their fair values.

Loans:

   For mortgage loans held for sale and variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. For other loans, the fair values are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values.

Mortgage Servicing Rights:

   Fair values for mortgage servicing rights are based upon independent appraisal.

Accounts Receivable--Brokers and Escrow Agents:

   The carrying amount of accounts receivable--brokers and escrow agents approximates its fair value.

Deposits and Drafts Payable:

   The carrying amounts of demand deposits, savings deposits, variable- rate certificates of deposit and drafts payable approximate their fair values. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Other Borrowings and Federal Funds Purchased:

   The carrying amount of other borrowings and federal funds purchased approximates their fair value.

Accrued Interest:

   The carrying amounts of accrued interest approximate their fair values.

Mandatory Commitments and Interest Rate Lock Commitments:

   Fair values for mandatory commitments and interest rate lock commitments are based on quoted market prices.

Other Off-Balance Sheet Instruments:

   Fair values of the Company's other off-balance sheet financial instruments are based on fees currently charged to enter into similar agreements. Since the majority of the Company's other off-balance sheet instruments consist of nonfee-producing, variable-rate commitments, the Company has determined they do not have a distinguishable fair value.

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

   The carrying amounts and estimated fair values of the Company's financial instruments are as follows:

                                   December 31, 2000       December 31, 1999
                                ----------------------- -----------------------
                                 Carrying                Carrying
                                  Amount    Fair Value     Value    Fair Amount
                                ----------- ----------- ----------- -----------
Financial assets:
  Cash and due from banks,
   interest-bearing deposits in
   banks and federal funds
   sold........................ $ 7,319,501 $ 7,319,501 $ 5,747,082 $ 5,747,082
  Securities available-for-
   sale........................  12,177,326  12,177,326  10,751,741  10,751,741
  Securities held-to-maturity..   2,559,848   2,501,340   1,000,000   1,000,000
  Mortgage loans held for
   sale........................ 108,847,638 108,847,638  87,284,155  87,284,155
  Loans........................  91,560,713  92,916,812  53,212,597  53,717,183
  Accrued interest receivable..   1,196,876   1,196,876     657,288     657,288
  Mortgage servicing rights....   3,781,355   4,074,747   4,212,261   4,544,739
  Accounts receivable-brokers
   and escrow agents...........   3,753,749   3,753,749   3,107,498   3,107,498
  Mandatory commitments and
   interest rate lock
   commitments.................         --          --          --      203,000

Financial liabilities:
  Deposits..................... 162,168,443 162,028,684 110,306,653 110,897,296
  Drafts payable...............   6,261,741   6,261,741   2,765,182   2,765,182
  Other borrowings and federal
   funds purchased.............  54,946,856  54,946,856  45,786,823  45,786,823
  Accrued interest payable.....     565,203     565,203     522,138     522,138
  Mandatory commitments and
   interest rate lock
   commitments.................          --     112,000          --          --

NOTE 18. SUPPLEMENTAL FINANCIAL DATA

   Components of other expenses in excess of 1% of total revenue are as follows:

                                                    Years Ended December 31,
                                                 ------------------------------
                                                   2000      1999       1998
                                                 -------- ---------- ----------
   Outside service fees......................... $917,947 $2,072,028 $2,136,555
   Subservicing expense.........................  359,940    428,771    295,477
   Amortization of mortgage servicing rights....  744,700    967,172  1,216,200
   Business development.........................  458,590    312,687    564,202
   Stationery and printing......................  344,029    438,054    359,343
   Telephone....................................  485,114    574,780    442,831
   Courier service..............................  292,088    448,646    339,444

NOTE 19. SUPPLEMENTAL SEGMENT INFORMATION

   The Company has two reportable segments: commercial banking and mortgage banking. The commercial banking segment provides traditional banking services offered through the Bank. The mortgage banking segment provides mortgage loan origination and servicing offered through the Bank and CMS.

   The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on profit and loss from operations before income taxes not including nonrecurring gains and losses.

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

   The Company accounts for intersegment revenues and expenses as if the revenue/expense transactions were to third parties, that is, at current market prices.

   The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each segment has different types and levels of credit and interest rate risk.

                                           INDUSTRY SEGMENTS
                            --------------------------------------------------
   For the Year Ended        Commercial    Mortgage
   December 31, 2000          Banking      Banking     All Other     Total
   ------------------       ------------ ------------  ---------  ------------
   Interest income......... $  8,674,140 $  5,228,505  $     --   $ 13,902,645
   Interest expense........    3,529,307    5,429,595        --      8,958,902
   Net interest income
    (expense)..............    5,144,833     (201,090)       --      4,943,743
   Other revenue from
    external customers.....      863,313    8,127,959        --      8,991,272
   Depreciation and
    amortization...........      612,341    1,105,917        --      1,718,258
   Provision for loan
    losses.................      500,000          --         --        500,000
   Segment profit..........    1,332,501      370,397   (184,381)    1,518,517
   Segment assets..........  121,930,896  120,158,108        --    242,089,004
   Expenditures for
    premises and
    equipment..............    1,123,460       76,964        --      1,200,424
                                           INDUSTRY SEGMENTS
                            --------------------------------------------------
   For the Year Ended        Commercial    Mortgage
   December 31, 1999          Banking      Banking     All Other     Total
   ------------------       ------------ ------------  ---------  ------------
   Interest income......... $  5,631,866 $  4,957,218  $     --   $ 10,589,084
   Interest expense........    1,784,797    6,498,581        --      8,283,378
   Intersegment net
    interest income
    (expense)..............        5,924       (5,924)       --            --
   Net interest income
    (expense)..............    3,852,993   (1,547,287)       --      2,305,706
   Other revenue from
    external customers.....      488,308   14,092,102        --     14,580,410
   Depreciation and
    amortization...........      374,607    1,401,144        --      1,775,751
   Provision for loan
    losses.................      190,000          --         --        190,000
   Segment profit..........      821,961    1,599,010   (408,044)    2,012,927
   Segment assets..........   77,540,477   98,212,828        --    175,753,305
   Expenditures for
    premises and
    equipment..............    3,065,215      410,540        --      3,475,755
                                           INDUSTRY SEGMENTS
                            --------------------------------------------------
   For the Year Ended        Commercial    Mortgage
   December 31, 1998          Banking      Banking     All Other     Total
   ------------------       ------------ ------------  ---------  ------------
   Interest income......... $  4,267,201 $  4,059,691  $     --   $  8,326,892
   Interest expense........    1,415,648    4,673,621        --      6,089,269
   Intersegment net
    interest income
    (expense)..............       10,111      (10,111)       --             --
   Net interest income
    (expense)..............    2,861,664     (624,041)       --      2,237,623
   Other revenue from
    external customers.....      276,263   14,947,300        --     15,223,563
   Depreciation and
    amortization...........      249,693    1,442,321        --      1,692,014
   Provision for loan
    losses.................      153,000          --         --        153,000
   Segment profit..........      671,184    4,640,413   (484,172)    4,827,425
   Segment assets..........   59,204,350  140,040,111        --    199,244,461
   Expenditures for
    premises and
    equipment..............      641,775      923,854        --      1,565,629

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

NOTE 20. PARENT COMPANY FINANCIAL INFORMATION

   The following information presents the condensed balance sheets, statements of income, and cash flows of Crescent Banking Company:

                            CONDENSED BALANCE SHEETS

                                                             December 31,
                                                        -----------------------
                                                           2000        1999
                                                        ----------- -----------
   Assets
     Cash.............................................. $   489,475 $   450,783
     Investment in subsidiaries........................  18,972,868  18,946,373
     Other assets......................................     506,695     165,968
                                                        ----------- -----------
       Total assets.................................... $19,969,038 $19,563,124
                                                        =========== ===========
   Liabilities
     Other borrowings.................................. $ 4,050,000 $ 4,500,000
     Other.............................................     118,216     202,201
                                                        ----------- -----------
                                                          4,168,216   4,702,201
                                                        ----------- -----------
   Stockholders' equity................................  15,800,822  14,860,923
                                                        ----------- -----------
     Total liabilities and stockholders' equity........ $19,969,038 $19,563,124
                                                        =========== ===========

                         CONDENSED STATEMENTS OF INCOME

                                                Years Ended December 31,
                                            ----------------------------------
                                               2000        1999        1998
                                            ----------  ----------  ----------
   Income, dividends from subsidiary....... $1,268,507  $  568,931  $  273,267
   Expenses, other.........................    508,161     666,255     484,172
                                            ----------  ----------  ----------
     Income (loss) before income tax
      benefits and equity in undistributed
      income of subsidiaries...............    760,346     (97,324)   (210,905)
   Income tax benefits.....................   (278,524)   (255,608)   (179,101)
                                            ----------  ----------  ----------
     Income (loss) before equity in
      undistributed income of
      subsidiaries.........................  1,038,870     158,284     (31,804)
   Equity in undistributed income of
    subsidiaries...........................      5,349   1,134,902   3,118,768
                                            ----------  ----------  ----------
     Net income............................ $1,044,219  $1,293,186  $3,086,964
                                            ==========  ==========  ==========

                   CRESCENT BANKING COMPANY AND SUBSIDIARIES

                       CONDENSED STATEMENTS OF CASH FLOWS

                                               Years Ended December 31,
                                          ------------------------------------
                                             2000        1999         1998
                                          ----------  -----------  -----------
   OPERATING ACTIVITIES
     Net income.........................  $1,044,219  $ 9,293,186  $ 3,086,964
     Adjustments to reconcile net income
      to net cash provided by operating
      activities:
       Undistributed income of
        subsidiaries....................      (5,349)  (1,134,902)  (3,118,768)
       Restricted stock awards..........      84,783       45,079        6,289
       Increase (decrease) in stock
        options outstanding.............     (12,897)     262,721      344,731
       Other operating activities.......    (424,711)     (62,369)     (34,803)
                                          ----------  -----------  -----------
       Net cash provided by operating
        activities......................     686,045      403,715      284,413
                                          ----------  -----------  -----------
   INVESTING ACTIVITIES
     Investment in subsidiaries.........         --    (4,500,000)  (2,200,000)
                                          ----------  -----------  -----------
       Net cash used in investing
        activities......................         --    (4,500,000)  (2,200,000)
                                          ----------  -----------  -----------
   FINANCING ACTIVITIES
     Proceeds from (repayment of) other
      borrowings........................    (450,000)   4,500,000          --
     Dividends paid.....................    (531,902)    (400,473)    (273,267)
     Net proceeds from sale of common
      stock.............................         --           --     2,139,762
     Proceeds from exercise of stock
      options...........................     334,549      183,270       35,630
                                          ----------  -----------  -----------
       Net cash provided by (used in)
        financing activities............    (647,353)   4,282,797    1,902,125
   Net increase (decrease) in cash......      38,692      186,512      (13,462)
   Cash at beginning of year............     450,783      264,271      277,733
                                          ----------  -----------  -----------
   Cash at end of year..................  $  489,475  $   450,783  $   264,271
                                          ==========  ===========  ===========

-------------------------------------------------------------------------------
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   No dealer, salesperson, or any other person has been authorized by us to give any information or to make any representation in connection with this offering other than those contained in this prospectus, and, if given or made, you should not rely upon that information or representation.

   This prospectus does not constitute an offer to sell or a solicitation of an offer to buy our common stock by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making that offer or solicitation is not qualified to do so, or to anyone to whom it is unlawful to make an offer or solicitation. Neither the delivery of this prospectus nor any sale made under this prospectus and the related subscription agreement shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus.

   Until     , 2002, which is 90 days after the date of this prospectus, all dealers effecting transactions in our securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


-------------------------------------------------------------------------------
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                           CRESCENT BANKING COMPANY

                                 Common Stock

                               Up to      Shares


                                 ------------

                                  PROSPECTUS

                                 ------------

                                    , 2002



-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

              PART II. INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

   The following sets forth Crescent Banking Company's (the "Company") estimated expenses in connection with the issuance and distribution of the shares of Common Stock offered by this Registration Statement.

   Registration Fee................................................... $  1,875
   Blue Sky Fees and Expenses.........................................    5,000
   Printing and Engraving.............................................   35,000
   Legal Fees and Expenses............................................   50,000
   Accountant's Fees and Expenses.....................................   10,000
   Miscellaneous......................................................    8,125
                                                                       --------
     Total............................................................ $110,000
                                                                       ========

Item 15. Indemnification of Directors and Officers.

   Article Nine of the Company's Amended and Restated Bylaws provides the following with respect to the indemnification of directors and officers of the
Company:

                                 "ARTICLE NINE

                                Indemnification

   Section 9.1. Certain Definitions. As used in this Article, the term:

     (a) "Corporation" includes any domestic or foreign predecessor entity of this Corporation in a merger or other transaction in which the predecessor's existence ceased upon consummation of the transaction.

     (b) "Director" means an individual who is or was a director of the Corporation or an individual who, while a director of the Corporation, is or was serving at the Corporation's request as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise. Directors of the Corporation who are serving as directors, officers, employees or agents of Crescent Bank and Trust Company or any other wholly owned subsidiary of the Corporation shall be considered to be serving at the Corporation's request and shall be considered a "director" for the purposes of this Article. A director is considered to be serving an employee benefit plan at the Corporation's request if his duties to the Corporation also impose duties on, or otherwise involve services by, him to the plan or to participants in or beneficiaries of the plan. "Director" includes, unless the context requires otherwise, the estate or personal representative of a director.

     (c) "Expenses" includes attorneys' fees.

     (d) "Liability" means the obligation to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan), or reasonable expenses incurred with respect to a proceeding.

     (e) "Officer" means an individual who is or was an officer of the Corporation or an individual who, while an officer of the Corporation, is or was serving at the Corporation's request as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise. Officers of the Corporation who are serving as directors, officers, employees or agents of Crescent Bank and Trust Company or any other wholly owned subsidiary of the Corporation shall be considered to be serving at the Corporation's request and shall be considered an "officer" for the purposes of this Article. An officer is considered to be serving an employee benefit plan at the Corporation's request if his duties to the Corporation also impose duties on, or otherwise involve services by, him to the plan or to participants in or beneficiaries of the plan. "Officer" includes, unless the context requires otherwise, the estate or personal representative of an officer.

     (f) "Party" includes an individual who was, is, or is threatened to be made a named defendant or respondent in a proceeding.

     (g) "Proceeding" means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal.

     (h) "Reviewing Party" shall mean the person or persons making the entitlement determination pursuant to Section 9.4 of this Article, and shall not include a court making any determination under this Article or otherwise.

   Section 9.2. Basic Indemnification Arrangement.

     (a) To the extent that a director or officer has been successful, on the merits or otherwise, in the defense of any proceeding to which he was a party, or in defense of any claim, issue, or matter therein, because he is or was a director or officer, the Corporation shall indemnify the director or officer against reasonable expenses incurred in connection therewith. Except as provided in subsections 9.2(d) and 9.2(e) below, the Corporation shall in addition indemnify an individual who is made a party to a proceeding because he is or was a director or officer against liability incurred by him in the proceeding if he acted in a manner he believed in good faith to be in or not opposed to the beat interests of the Corporation and, in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

     (b) A person's conduct with respect to an employee benefit plan for a purpose he believed in good faith to be in the interests of the participants in and beneficiaries of the plan is conduct that satisfies the requirement of subsection 9.2(a).

     (c) The termination of a proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, be determinative that the proposed indemnitee did not meet the standard of conduct set forth in subsection 9.2(a).

     (d) The Corporation shall not indemnify a person under this Article in connection with (i) a proceeding by or in the right of the Corporation in which such person was adjudged liable to the Corporation, or (ii) any proceeding in which such person was adjudged liable on the basis that he improperly received a personal benefit; unless in either case, and then only the extent that, a court of competent jurisdiction acting pursuant to
  Section 9.5 of this Article or Section 14-2-854 of the Georgia Business Corporation Code, determines that, in view of the circumstances of the case, such person is fairly and reasonably entitled to indemnification.

     (e) Indemnification permitted under this Article in connection with a proceeding by or in the right of the Corporation is limited to reasonable expenses incurred in connection with the proceeding.

   Section 9.3. Advance for Expenses.

     (a) The Corporation shall pay for or reimburse the reasonable expenses incurred by a director or officer as a party to a proceeding in advance of final disposition of the proceeding if:

       (i) Such person furnishes the Corporation a written affirmation of his good faith belief that he has met the standard of conduct set forth in subsection 9.2(a) above; and

       (ii) Such person furnishes the Corporation a written undertaking (meeting the qualifications set forth below in subsection 9.3(b)), executed personally or on his behalf, to repay any advances if it is ultimately determined that he is not entitled to indemnification under this Article or otherwise.

     (b) The undertaking required by subsection 9.3(a)(ii) above must be an unlimited general obligation of the proposed indemnitee but need not be secured and shall be accepted without reference to financial ability to make payment.

   Section 9.4 Authorization of and Determination of Entitlement to Indemnification.

     (a) The Corporation acknowledges that indemnification of a director or officer under Section 9.2 has been pre-authorized by the Corporation in the manner described in subsection 9.4(b) below. Nevertheless, the Corporation shall not indemnify a director or officer under Section 9.2 unless a separate determination has been made in the specific case that indemnification of such person is permissible in the circumstances because he has met the standard of conduct set forth in subsection 9.2(a); provided, however, that regardless of the result or absence of any such determination, and unless limited by the Articles of Incorporation of the Corporation, to the extent that a director or officer has been successful, on the merits or otherwise, in the defense of any proceeding to which he was a party, or in defense of any claim, issue or matter therein, because he is or was a director or officer, the Corporation shall indemnify such person against reasonable expenses incurred by him in connection therewith.

     (b) The determination referred to in subsection 9.4(a) above shall made, at the election of the Board of Directors:

       (i) by the Board of Directors of the Corporation by majority vote of a quorum consisting of directors not at the time parties to the proceeding;

       (ii) if a quorum cannot be obtained under subdivision (i), by majority vote of a committee duly designated by the Board of Directors (in which designation directors who are parties may participate), consisting solely of two or more directors not at the time parties to the proceeding;

       (iii) by special legal counsel:

         (1) selected by the Board of Directors or its committee in the manner prescribed in subdivision (i) or (ii); or

         (2) if a quorum of the Board of Directors cannot be obtained under subdivision (i) and a committee cannot be designated under subdivision (ii), selected by a majority vote of the full Board of Directors (in which selection directors who are parties may participate); or

       (iv) by the shareholders; provided that shares owned by or voted under the control of directors or officers who are at the time parties to the proceeding may not be voted on the determination.

     (c) As acknowledged above, the Corporation has pre-authorized the indemnification of directors and officers hereunder, subject to a case-by-case determination that the proposed indemnitee met the applicable standard of conduct under subsection 9.2(a). Consequently, no further decision need or shall be made on a case-by-case basis as to the authorization of the Corporation's indemnification of directors and officers hereunder. Nevertheless, evaluation as to reasonableness of expenses of a director or officer in the specific case shall be made in the same manner as the determination that indemnification is permissible, as described in subsection 9.4(b) above, except that if the determination is made by special legal counsel, evaluation as to reasonableness of expenses shall be made by those entitled under subsection 9.4(b)(iii) to select counsel.

     (d) The Reviewing Party acting pursuant to subsections 9.4(b) or 9.4(c) above shall act expeditiously and reasonably upon an application for indemnification or advancement of expenses, and shall cooperate in the procedural steps required to obtain court-ordered indemnification or advancement of expenses under Section 9.5 below.

   Section 9.5. Court-Ordered Indemnification and Advances for Expenses. Unless this Corporation's Articles of Incorporation provide otherwise, a director or officer who is party to a proceeding may apply for indemnification or advances for expenses to the court conducting the proceeding or to another court of competent jurisdiction. For purposes of this Article, the Corporation hereby consents to personal jurisdiction and venue in any court in which is pending a proceeding to which a director or officer is a party. Regardless of any determination by the Reviewing Party that the proposed indemnitee is not entitled to indemnification or advancement of expenses or as to the reasonableness of expenses, and regardless of any failure by the

Reviewing Party to make a determination as to such entitlement or the reasonableness of expenses, such court's review shall be a de novo review, and its determination shall be binding, on the questions of whether:

     (i) The applicant is entitled to mandatory indemnification under the final clause of subsection 9.4(a) above (in which case the Corporation shall pay the indemnitee's reasonable expenses incurred to obtain court-ordered indemnification);

     (ii) The applicant is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not he met the standard of conduct set forth in subsection 9.2(a) above or was adjudged liable as described in subsection 9.2(d) above (but if he was adjudged so liable, any court-ordered indemnification shall be limited to reasonable expenses incurred by the indemnitee, including reasonable expenses incurred to obtain court-ordered indemnification, unless the Articles of Incorporation of this Corporation or a Bylaw, contract or resolution approved or ratified by the shareholders pursuant to Section 9.7 provides otherwise); or

     (iii) In the case of advances for expenses, the applicant is entitled pursuant to the Articles of Incorporation, Bylaws or applicable resolution or agreement to payment for or reimbursement of his reasonable expenses incurred as a party to a proceeding in advance of final disposition of the proceeding (in which case the Corporation shall pay the applicant's reasonable expenses incurred to obtain court-ordered advancement of expenses).

   In any claim brought by the proposed indemnitee seeking court-ordered indemnification or advancement of expenses, the failure of the Reviewing Party to act in accordance with Section 9.4(d) may properly be considered by the court in assessing the expenses of the proposed indemnitee.

   Section 9.6. Indemnification of Employees and Agents. Unless this Corporation's Articles of Incorporation provide otherwise, the Corporation may indemnify and advance expenses under this Article to an employee or agent of the Corporation, Crescent Bank and Trust Company or any other wholly owned subsidiary of the Corporation who is not a director or officer to the same extent as to a director or officer, or to any lesser extent (or greater extent if permitted by law), determined by the Board of Directors.

   Section 9.7. Shareholder Approved Indemnification.

     (a) If authorized by the Articles of Incorporation or a Bylaw, contract or resolution approved or ratified by the shareholders of the Corporation by a majority of the votes entitled to be cast, the Corporation may indemnify or obligate itself to indemnify a person made a party to a proceeding, including a proceeding brought by or in the right of the Corporation, without regard to the limitations in other sections of this Article. The Corporation shall not indemnify a person under this Section
  9.7 for any liability incurred in a proceeding in which the person is adjudged liable to the Corporation or is subjected to injunctive relief in favor of the Corporation;

       (i) for any appropriation, in violation of his duties, of any business opportunity of the Corporation;

       (ii) for acts or omissions which involve intentional misconduct or a knowing violation of law;

       (iii) for the types of liability set forth in Section 14-2-832 of the Georgia Business Corporation Code; or

       (iv) for any transaction from which he received an improper personal benefit.

     (b) Where approved or authorized in the manner described in subsection 9.7(a) above, the Corporation may advance or reimburse expenses incurred in advance of final disposition of the proceeding only if:

       (i) the proposed indemnitee furnishes the Corporation a written affirmation of his good faith belief that his conduct does not constitute behavior of the kind described in subsection 9.7(a)(i)--(iv) above; and

       (ii) the proposed indemnitee furnishes the Corporation a written undertaking, executed personally, or on his behalf, to repay any advances if it is ultimately determined that he is not entitled to indemnification.

   Section 9.8. Liability Insurance. The Corporation may purchase and maintain insurance on behalf of a director or officer or an individual who is or was an employee or agent of the Corporation or who, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise against liability asserted against or incurred by him in that capacity or arising from his status as a director, officer, employee, or agent, whether or not the Corporation would have power to indemnify him against the same liability under Section 9.2, Section 9.3 or Section 9.4 above.

   Section 9.9. Witness Fees. Nothing in this Article shall limit the Corporation's power to pay or reimburse expenses incurred by a person in connection with his appearance as a witness in a proceeding at a time when he s not been made a named defendant or respondent in the proceeding.

   Section 9.10. Report to Shareholders. If the Corporation indemnifies or advances expenses to a director in connection with a proceeding by or in the right of the Corporation, the Corporation shall report the indemnification or advance, in writing, to the shareholders with or before the tics of the next shareholders' meeting.

   Section 9.11. Security for Indemnification Obligations. The Corporation may at any time and in any manner, at the discretion of the Board of Directors, secure the Corporation's obligations to indemnify or advance expenses to a person pursuant to this Article.

   Section 9.12. No Duplication of Payments. The Corporation shall not be liable under this Article to make any payment to a person hereunder to the extent such person has otherwise actually received payment (under any insurance policy, agreement or otherwise) of the amounts otherwise payable hereunder.

   Section 9.13. Subrogation. In the event of payment under this Article, the Corporation shall be subrogated to the extent of such payment to all of the rights of recovery of the indemnitee, who shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the Corporation effectively to bring suit to enforce such rights.

   Section 9.14. Contract Rights. The right to indemnification and advancement of expenses conferred hereunder to directors and officers shall be a contract right and shall not be affected adversely to any director or officer by any amendment of these Bylaws with respect to any action or inaction occurring prior to such amendment; provided, however, that this provision shall not confer upon any indemnitee or potential indemnitee (in his capacity an such) the right to consent or object to any subsequent amendment of these Bylaws.

   Section 9.15. Non-exclusivity, Etc. The rights of a director or officer hereunder shall be in addition to any other rights with respect to indemnification, advancement of expenses or otherwise that he may have under contract or the Georgia Business Corporation Code or otherwise.

   Section 9.16. Severability. To the extent that the provisions of this Article are held to be inconsistent with the provisions of Part 5 of Article 8 of the Georgia Business Corporation Code, such provisions of such Code shall govern. In the event that any of the provisions of this Article (including any provision within a single section, subsection, division or sentence) is held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, the remaining provisions of this Article shall remain enforceable to the fullest extent permitted Bylaw."

Item 16. Exhibits.


 Exhibit
 Number                          Description of Exhibits
 -------                         -----------------------
  3.1    Amendment to the Articles of Incorporation.*

  5.1    Form of Opinion of Alston & Bird LLP, including consent.*

 10.1    1991 Substitute Stock Option Plan (Incorporated by reference from
          Exhibit 10.2 to the Company's Registration Statement on Form S-4 dated January 27, 1992, File No. 33-45254).

 10.2 1995 Stock Option Plan for Outside Directors (Incorporated by reference from Exhibit 10.2 to the Company's Annual Report on Form
          10-KSB for the year ended December 31, 1995).

 10.3    1993 Employee Stock Option Plan (Incorporated by reference from
          Exhibit 10.3 to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1995).

 10.4 Employment Agreement between Crescent Bank and Mr. Robert C. KenKnight dated as of May 1, 1997 (Incorporated by reference from Exhibit 10.4 to the Company's Annual Report on Form 10-KSB for the year ended
          December 31, 1997).

 10.5    Crescent Banking Company 2001 Non-Employee Director Stock Option
          Plan.*

 10.6    Crescent Banking Company 2001 Long-Term Incentive Plan.*

 10.7 Mortgage Loan Repurchase Agreement, dated as of May 1, 1996, by and between Crescent Mortgage Services, Inc. and Paine Webber Real Estate
          Securities Inc. (a subsidiary of UBS PaineWebber Inc.), including related agreements.*

 10.8 Mortgage Loan Custodial Agreement, dated as of May 23, 1994, by and between Crescent Bank & Trust Company and Paine Webber Real Estate
          Securities Inc. (a subsidiary of UBS PaineWebber Inc.).*

 10.9 Mortgage Loan Purchase Agreement, dated as of May 23, 1994, by and between Crescent Bank & Trust Company and Paine Webber Real Estate
          Securities Inc. (a subsidiary of UBS PaineWebber Inc.) including
          First and Second Amendments thereto, dated July 31, 2000 and June 25,
          2001, respectively, and related documents.*

 10.10   Mortgage Warehouse Loan and Security Agreement, dated as of December
          20, 1999, by and between Crescent Mortgage Services, Inc. and
          Colonial Bank.*

 10.11   Warehouse Line of Credit, dated July 26, 1996, by and between Crescent
          Bank & Trust Company and Federal Home Loan Bank of Atlanta, including related documents.*

 10.12 Amended and Restated Trust Agreement, dated as of November 9, 2001, by and among the Company, as Depositor, Wilmington Trust Company, as Property Trustee and Delaware Trustee, and the Administrators named therein.

 10.13 Junior Subordinated Indenture, dated as of November 9, 2001, by and between the Company and Wilmington Trust Company, as Trustee.

 10.14 Guarantee Agreement, dated as of November 9, 2001, by and between the Company, as Guarantor, and Wilmington Trust Company, as Guarantee
          Trustee.

 10.15 Loan and Stock Pledge Agreement, dated as of July 28, 1999, and related Promissory Note, by and between the Company and The Bankers
          Bank (including amendments and restatements).

 11.1    Statement Regarding Computation of Earnings per Share.

 23.1    Consent of Alston & Bird LLP (Included in Exhibit 5.1).*

 23.2    Consent of Mauldin & Jenkins, LLC.

 Exhibit
 Number           Description of Exhibits
 -------          -----------------------
 24.1    Powers of Attorney.*

 99.1    Form of Subscription Agreement.*

 99.2    Form of Letter to Shareholders.*

 99.3    Form of Letter to Prospective Investors.*

---------------------

*Previously filed.


Item 17. Undertakings.

A. Rule 415 Offering

   The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which it offers or sell securities, a post-effective amendment to this registration statement:

       (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

       (ii) To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

       (iii) To include any additional or changed material information on the plan of distribution.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. Subsequent Documents Incorporated By Reference

   The undersigned Registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C. Indemnification of Officers, Directors and Controlling Persons

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person of the registrant in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

D. Rule 430A

   The undersigned Registrant hereby undertakes that:

     (1) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act, shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Jasper, state of Georgia, on February 13, 2002.


                                          Crescent Banking Company

                                             /s/ J. Donald Boggus, Jr.
                                          By: _________________________________
                                                   J. Donald Boggus, Jr.
                                               President and Chief Executive
                                                          Officer


   Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


               Name                                Title                        Date
               ----                                -----                        ----

    /s/ J. Donald Boggus, Jr.      President, Chief Executive Officer and  February 13, 2002
_________________________________   Director
      J. Donald Boggus, Jr.

                *                  Chief Financial Officer                February 13, 2002
_________________________________
        Bonnie B. Boling

                *                  Chairman of the Board of Directors     February 13, 2002
_________________________________
        A. James Elliott

                *                  Director                               February 13, 2002
_________________________________
        John S. Dean, Sr.

                *                  Director                               February 13, 2002
_________________________________
         Michael W. Lowe

                *                  Director                               February 13, 2002
_________________________________
        Charles Gehrmann

                *                  Director                               February 13, 2002
_________________________________
        Charles B. Wynne

---------------------

  /s/ J. Donald Boggus, Jr.


*By: ___________________


    J. Donald Boggus, Jr.


    Attorney-In-Fact

                                 EXHIBIT INDEX


 Exhibit
 Number                          Description of Exhibits
 -------                         -----------------------
 10.12   Amended and Restated Trust Agreement, dated as of November 9, 2001, by and among the Company, as Depositor, Wilmington Trust Company, as
          Property Trustee and Delaware Trustee, and the Administrators named therein.

 10.13 Junior Subordinated Indenture, dated as of November 9, 2001, by and between the Company and Wilmington Trust Company, as Trustee.

 10.14 Guarantee Agreement, dated as of November 9, 2001, by and between the Company, as Guarantor, and Wilmington Trust Company, as Guarantee
          Trustee.

 10.15 Loan and Stock Pledge Agreement, dated as of July 28, 1999, and related Promissory Note, by and between the Company and The Bankers
          Bank (including amendments and restatements).

 11.1    Statement Regarding Computation of Earnings per Share.

 23.2    Consent of Mauldin & Jenkins, LLC.